HYPOTHEKENBANK IN ESSEN AG

RECEIVED
2006 AUG 22 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

06016198

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	17.08.06

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Dear Sir or Madam,

Please find enclosed the website as of July 31, 2006 (English version), the Interim Report as of June 30, 2006 (English and German version) and the Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (English and German version).
We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

8/22

Hypothekenbank in Essen
Aktiengesellschaft

Press release

concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006

- **Remarkable increase in capital market transactions**
- **Growth in total volume of new home loans**
- **Operating result of €89bn**

Hypothekenbank in Essen AG can look back on a successful first half of 2006. The bank's operating result grew 2.2% year-on-year and came to €89.1m. In view of the current business performance, we remain confident that we will be able to generate a return on equity after tax of between 14.5% and 15% in 2006.

"As in the previous years, Essen Hyp can once again look back on a satisfactory business performance in the first half of this year," reported Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, when presenting the bank's business results as of June 30, 2006. "The bank's healthy stand-alone profile is underpinned by low credit risk, a lean cost base and sustainable profitability. Following a rating upgrade by Standard & Poor's in May 2006 Essen Hyp now again has a long-term counterparty rating of Single A from all major rating agencies," Mr. Schulte-Kemper explained.

Profit and loss account

Essen Hyp's net interest income stood at €152.1m at the end of the reporting period, an 8.7% increase compared to the previous year's figure of €139.9m. This growth can mostly be ascribed to the earnings generated from the larger volume of loans shown in the balance sheet item 'Bonds and other fixed income securities'. Net commission income came to €-13.8m, compared to €-2.3m in the previous year. This development is due to the increase in commission paid to our parent company for the brokerage of new home loans within the scope of the special loan programs for homeowners.

As a result, net interest and commission income grew to €138.3m, a 0.7% increase compared to the €137.6m posted in the previous year.

General operating expenses rose to €18.9m (€16m) in the first half of 2006. The increase in personnel costs to €7.9m (€7.1m) is in line with our plans and is, inter alia, due to the need to take on additional staff. Other administrative expenses, including depreciation on tangible assets, rose from €8.9m to €11m, which can mainly be ascribed to an increase in servicing fees for outsourcing certain activities, including, in particular, the administration of our increased home loan portfolio.

The bank's operating result before provision for possible loan losses came to €121.4m, thus dropping slightly below the previous year's figure of €122.3m. Provision for possible loan losses decreased slightly from €-35.1m to €-32.3m. In total, the bank's operating result before tax rose 2.2% to €89.1m compared to €87.2m in the same period of 2005.

Capital market transactions

In the period under review the total volume of new public-sector loans rose by as much as 49.6% to €16.9bn compared to €11.3bn in the previous year.

€16.5bn (€9.5bn) of these new lending commitments are eligible to serve as cover for public-sector Pfandbriefe.

We continued our internationalization and diversification strategy in the period under review. Accordingly, new loans to foreign borrowers rose from €4.6bn to €8.8bn year-on-year. The most important European countries are Italy, Spain and Portugal. We also increased our lending activities in the United States and in Canada where we granted new loans totaling €1bn and €0.3bn respectively.

Real estate finance

In the first half of 2006 we granted new real estate loans totaling €1.1bn compared to €0.6bn in the same period of the previous year. This increase is due to the favorable development of our home loan segment resulting from three special loan programs launched in cooperation with the Commerzbank AG. Accordingly, Essen Hyp granted new home loans totaling €0.8bn in Germany in the first half of 2006 compared to just €0.1bn in the previous year. In most cases, the loan amount does not exceed 60% of the lending value (*Beleihungswert*) of the property securing the loan.

The total volume of new commercial loans in Germany came to €0.2bn, thus maintaining the previous year's level (€0.2bn). In contrast to this, new commercial lending commitments outside Germany totaled €0.1bn, thus dropping below the previous year's level of €0.3bn. The main

focus in this segment was on the United States, England and France. The reason for the decline in our international real estate financing activities is that most of the incoming loan applications do not comply with our high standards.

Funding and balance sheet total

Essen Hyp placed bonds totaling €26.2bn (€16.5bn) in the period under review. Of this figure, public-sector Pfandbriefe accounted for €14.3bn (€8.9bn), while mortgage Pfandbriefe totaled €1.8bn (€0.7bn) and other bonds not requiring cover €10.1bn (€6.9bn). These unsecured bonds were mainly issued as revolving credits via our Commercial Paper Program. The total volume of bonds placed via our Commercial Paper Program was €6bn compared to €4.4bn in the same period of the previous year.

The remarkable 59% increase in total issuance volume is in line with the expansion of our lending activities and also reflects the favorable capital market environment.

The total volume of new Jumbo and Global Pfandbriefe issued was €4.8bn (€5bn). In January we issued a large Global Pfandbrief featuring a total volume of €2.5bn. 57.5% of the total volume was placed with foreign investors. Central banks, banks and investment trusts were the most important investor groups.

As of June 30, 2006 Essen Hyp's balance sheet total was €94.3bn compared to €92.8bn as at year-end 2005.

Dr. Gregor Stricker
Hypothekenbank in Essen AG
Head of Corporate Management Center
Telefon: +49 201 8135 437
Fax: +49 201 8135 137

Gildehofstr. 1
DE-45127 Essen
www.essenhyp.com

Figures from the balance sheet	Jun 30, 2006 in € m	Dec 31, 2005 in € m	Change
Balance sheet total	94,258	92,781	+1.6 %
Subscribed capital and reserves	749	699	+7.2 %
Profit-sharing certificates	293	293	0.0 %
Subordinated liabilities	300	290	+3.4 %
Claims			
Mortgage loans	7,173	6,926	+3.1 %
Public-sector loans	34,238	35,824	-4.4 %
Securities issued by other borrowers	43,430	39,855	+9.0 %
Other loans/other claims	6,322	7,352	-14.0 %
Liabilities			
to banks	14,708	20,394	-27.9 %
to customers	5,543	3,797	+46.0 %
Securitized liabilities	72,189	66,800	+8.1 %

Business performance and earnings	Jun 30, 2006 in € m	Jun 30, 2005 in € m	Change
New lending commitments			
Mortgage loans	1,062	555	+91.3 %
Public-sector loans	4,272	4,556	- 6.2 %
Securities issued by other borrowers	12,613	6,728	+87.5 %
Proft and loss account			
Net interest income	152.1	139.9	+8.7 %
Net interest and commission income	138.3	137.6	+0.5 %
General operating expenses	18.9	16.0	+18.1 %
Operating result before provision for possible loan losses	121.4	122.3	-0.7 %
Provision for possible loan losses	-32.3	-35.1	-8.0 %
Operating result	89.1	87.2	+2.2 %

Pressemitteilung
der Hypothekenbank in Essen AG
zum Halbjahresergebnis 2006

- **Kapitalmarktgeschäft auf hohem Niveau ausgeweitet**
- **Wachstum im Retail-Immobilienfinanzierungsgeschäft**
- **Betriebsergebnis erreicht € 89 Mio.**

Die Hypothekenbank in Essen AG (Essen Hyp) hat das erste Halbjahr 2006 sehr erfolgreich abgeschlossen. Das Betriebsergebnis stieg im Vergleich zum Vorjahreszeitraum um 2,2 % auf € 89,1 Mio. Entsprechend der bisherigen Geschäftsentwicklung geht die Bank davon aus, im laufenden Geschäftsjahr eine Nachsteuerrendite von 14,5 % bis 15,0 % erreichen zu können.

„Wie schon seit Jahren blicken wir auch zum Halbjahr 2006 auf eine positive Entwicklung unserer Bank zurück", so der Vorstandsvorsitzende der Essen Hyp, Hubert Schulte-Kemper, zur Veröffentlichung des Zwischenberichts der Bank zum 30.06.2006. „Das starke Stand-Alone-Profil der Bank wird von geringen Kreditrisiken, einer schlanken Kostenstruktur sowie einer nachhaltigen Profitabilität geprägt. Nach dem Upgrade von Standard & Poor's im Mai des Jahres verfügt die Essen Hyp nunmehr wieder durchgängig über ein langfristiges Institutsrating von Single-A von allen drei großen Ratingagenturen.", erklärte Schulte-Kemper.

Erfolgsrechnung

Der Zinsüberschuss belief sich im Berichtszeitraum auf € 152,1 Mio. und konnte gegenüber dem Vorjahreswert (€ 139,9 Mio.) um 8,7 % gesteigert werden. Die positive Entwicklung ist im Wesentlichen auf die Erträge aus dem gewachsenen Bestand in der Bilanzposition Schuldverschreibungen und andere festverzinsliche Wertpapiere zurückzuführen.
Das Provisionsergebnis entwickelte sich von € -2,3 Mio. auf € -13,8 Mio. Ursache sind die deutlich gestiegenen Provisionsaufwendungen an die Konzernmutter für die von ihr vermittelten Immobilienfinanzierungen im Rahmen der Sonderkontingente.
Insgesamt kann die Bank einen Zins- und Provisionsüberschuss von € 138,3 Mio. ausweisen. Dies ist ein leichter Anstieg von € 0,7 Mio. gegenüber dem Vorjahreswert (€ 137,6 Mio.).

Die Verwaltungsaufwendungen erhöhten sich im ersten Halbjahr 2006 auf € 18,9 Mio. (€ 16,0 Mio.). Die Zunahme der Personalkosten auf € 7,9 Mio. (€ 7,1 Mio.) liegt im Rahmen der Planung und resultiert u.a. aus notwendigen Neueinstellungen. Die verbleibenden anderen Verwaltungsaufwendungen stiegen von € 8,9 Mio. zum 30.06.2005 auf € 11,0 Mio. Ursächlich sind im Wesentlichen erhöhte Dienstleistungskosten im Rahmen von Outsourcing-Maßnahmen der Bank.

Das Betriebsergebnis vor Risikovorsorge beläuft sich auf € 121,4 Mio. und ist gegenüber dem vergleichbaren Vorjahreszeitraum (€ 122,3 Mio.) leicht gesunken.

Demgegenüber entwickelte sich die Risikovorsorge mit € -32,3 Mio. (€ -35,1 Mio.) positiv.

Insgesamt verbesserte sich damit das Vorsteuerergebnis um 2,2 % auf € 89,1 Mio. nach € 87,2 Mio. im Vorjahreszeitraum.

Geschäftsfeld Kapitalmarkt

Im Kapitalmarktgeschäft hat die Essen Hyp das Neugeschäft in den ersten beiden Quartalen um 49,6 % auf € 16,9 Mrd. (€ 11,3 Mrd.) ausgebaut. Darunter waren € 16,5 Mrd. (€ 9,5 Mrd.) an Darlehen und Wertpapieren, die in die Deckung der öffentlichen Pfandbriefe aufgenommen wurden.

Ihre Internationalisierungs- und Diversifikationsstrategie hat die Bank im Berichtszeitraum kontinuierlich weiter verfolgt. Der Anteil an ausländischen Adressen stieg von € 4,6 Mrd. auf € 8,8 Mrd. In Europa entfielen größere Abschnitte auf Italien, Spanien und Portugal. In den USA konnte die Essen Hyp mit € 1,0 Mrd., in Kanada mit € 0,3 Mrd. ihr Engagement ausbauen.

Geschäftsfeld Immobilienfinanzierungen

Im Immobilienfinanzierungsgeschäft hat die Essen Hyp im Berichtszeitraum Neugeschäfte im Umfang von € 1,1 Mrd. (€ 0,6 Mrd.) zugesagt. Der Anstieg resultiert aus erhöhten Neuzusagen im kleinteiligen Privatkundengeschäft in Zusammenhang mit drei Sonderkontingenten, die die Bank in Kooperation mit der Commerzbank AG aufgelegt hat. Insgesamt konnte die Bank im ersten Halbjahr ein Volumen an wohnwirtschaftlichen Objekten in Höhe von € 0,8 Mrd. (€ 0,1 Mrd.) zusagen. Der größte Teil dieser Finanzierungen beinhaltet ausschließlich Darlehen bis 60 % des Beleihungswertes.

Die inländischen gewerblichen Immobilienfinanzierungen bewegten sich mit € 0,2 Mrd. auf Vorjahresniveau (€ 0,2 Mrd.). Unter Vorjahresniveau lagen dagegen die ausländischen gewerblichen Finanzierungen mit Neuabschlüssen in Höhe von € 0,1 Mrd. (€ 0,3 Mrd.).

Regionale Schwerpunkte dieser Engagements waren USA, England und Frankreich. Ursächlich für die rückläufige Entwicklung bei ausländischen Finanzierungen ist die Nichterfüllung der hohen Anforderungen der Bank bei der Mehrzahl der Darlehensanträge.

Refinanzierung und Bilanzsumme

Im Berichtszeitraum emittierte die Bank insgesamt Schuldverschreibungen in Höhe von € 26,2 Mrd. (€ 16,5 Mrd.). Von diesem Neugeschäft entfielen auf öffentliche Pfandbriefe € 14,3 Mrd. (€ 8,9 Mrd.), € 1,8 Mrd. (€ 0,7 Mrd.) auf Hypothekenpfandbriefe und € 10,1 Mrd. (€ 6,9 Mrd.) auf sonstige, nicht deckungspflichtige Schuldverschreibungen. Die ungedeckte Refinanzierung erfolgte zum größten Teil revolvierend über das Commercial Paper Programm mit einem Volumen von € 6,0 Mrd. nach € 4,4 Mrd. im Vorjahreszeitraum.

Der deutliche Anstieg des Gesamtemissionsvolumens um 59 % korrespondiert mit der Ausweitung des Aktivgeschäfts sowie den günstigen Refinanzierungsbedingungen an den Kapitalmärkten.

Die Neuemissionen im Segment der Jumbo- und Globalpfandbriefe erreichten ein Volumen von € 4,8 Mrd. (€ 5,0 Mrd.). Im Januar erfolgte eine großvolumige Pfandbriefemission im Global-Format mit einem Volumen von € 2,5 Mrd., die zu 57,5 % bei ausländischen Investoren platziert werden konnte. Zu den größten Investorengruppen gehörten Zentralbanken, Banken und Fondsgesellschaften.

Zum 30. Juni 2006 erhöhte sich die Bilanzsumme auf € 94,3 Mrd. (€ 92,8 Mrd.).

Dr. Gregor Stricker
Hypothekenbank in Essen AG
Head of Corporate Management Center
Telefon: +49 201 8135 437
Fax: +49 201 8135 137

Gildehofstr. 1
DE-45127 Essen
www.essenhyp.com

Zahlen aus der Bilanz	**30.06.2006** Mio. €	**31.12.2005** Mio. €	**Veränderung**
Bilanzsumme	94.258	92.781	+1,6 %
eingezahltes Kapital und Rücklagen	749	699	+7,2 %
Genussrechte	293	293	0,0 %
nachrangige Verbindlichkeiten	300	290	+3,4 %
Forderungen			
Hypothekendarlehen	7.173	6.926	+3,1 %
Kommunalkredite	34.238	35.824	-4,4 %
fremde Wertpapiere	43.430	39.855	+9,0 %
andere Forderungen	6.322	7.352	-14,0 %
Verbindlichkeiten			
gegenüber Kreditinstituten	14.708	20.394	-27,9 %
gegenüber Kunden	5.543	3.797	+46,0 %
verbriefte Verbindlichkeiten	72.189	66.800	+8,1 %

Geschäftsentwicklung und Ertragslage	**30.06.2006** Mio. €	**30.06.2005** Mio. €	**Veränderung**
Neugeschäft			
Hypothekendarlehen	1.062	555	+91,3 %
Kommunalkredite	4.272	4.556	- 6,2 %
fremde Wertpapiere	12.613	6.728	+87,5 %
Gewinn- und Verlustrechnung			
Zinsüberschuss	152,1	139,9	+8,7 %
Zins-und Provisionsüberschuss	138,3	137,6	+0,5 %
Verwaltungsaufwendungen	18,9	16,0	+18,1 %
Betriebsergebnis vor Risikovorsorge	121,4	122,3	-0,7 %
Risikovorsorge	-32,3	-35,1	-8,0 %
Betriebsergebnis	89,1	87,2	+2,2 %

Interim Report
as of June 30, 2006

HYPOTHEKENBANK IN ESSEN AG



member of the COMMERZBANK

	Jun 30, 2006 in € m	Dec 31, 2005 in € m
Balance sheet total	94,258	92,781
Subscribed capital and reserves	749	699
Profit-sharing certificates	293	293
Subordinated liabilities	300	290
Claims outstanding		
Mortgage loans	7,173	6,926
Public-sector loans	34,238	35,824
Securities issued by other borrowers	43,430	39,855
Other loans/other claims	6,322	7,352
Liabilities		
to banks	14,708	20,394
to customers	5,543	3,797
Securitized liabilities	72,189	66,800

	Jun 30, 2006 in € m	Jun 30, 2005 in € m
New lending commitments		
Mortgage loans	1,062	555
Public-sector loans	4,272	4,556
Securities issued by other borrowers	12,613	6,728
Profit and loss account		
Net interest income	152.1	139.9
Net interest and commission income	138.3	137.6
General operating expenses	18.9	16.0
Operating result before provision for possible loan losses	121.4	122.3
Provision for possible loan losses	–32.3	–35.1
Operating result	89.1	87.2

Dear Business Colleagues,

Having run at high speed already, the global economy gained even further momentum in the first half of the year in spite of crude oil prices remaining at record levels. Once again, the United States was the engine of global economic expansion. Having said this, however, more and more signs of an economic slowdown in the U.S. have come up in recent times. In contrast to this, economic sentiment in the euro area, and, in particular, in Germany and Italy, clearly improved. Nonetheless, overall economic growth in the euro area will presumably exceed the 2% mark just marginally. Turning to Japan, the Land of the Rising Sun has returned to a path of self-supporting growth. Instead of being driven by export demand only, economic expansion now also rests on corporate investment and private consumption which regained momentum thanks to an increase in wage and salary disbursements. The number of open positions in Japan has come to exceed the number of applicants.

The increase in crude oil prices has put consumer prices under upwards pressure. Inflation in the U.S. recently rose to more than 4% in year-on-year terms. Due to full capacity utilization, inflation less energy and food, too, picked up in the period under review.

Comparison of government bond yields in the United States and Germany
June 30, 2005 – June 30, 2006


%
percentage points
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jul 05
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 06
10-year U.S. Treasury Notes (left scale)
10-year Bunds (left scale)
Spread of Treasury Notes over Bunds (right scale)
Source: Bloomberg

The euro area's Harmonized Index of Consumer Prices (HICP) stayed above the ECB target of below but close to 2% throughout the period under review. Unlike in the U.S., however, core inflation maintained its low level, given that unit labor cost growth was rather moderate. Deflation in Japan seems to have been overcome. The consumer price index, less fresh food, stayed above the zero mark throughout the reporting period.

The Federal Reserve continued its series of monetary tightenings, which had started in June 2004, without pause, increasing the federal funds target rate from 4.25% at year-end 2005 by a total of 100 basis points to 5.25% at the end of June 2006. Long-term bond yields basically followed the lead of the federal funds target rate throughout most of the reporting period. Accordingly, yields on 10-year U.S. Treasury Notes rose from 4.39% at year-end 2005 to up to 5.23% in the second half of June. At the end of the reporting period, 10-year Treasury Notes yielded 5.14%, i.e. slightly below their peak, because the statement released following the June 30 FOMC meeting lacked clear signs pointing to further rate hikes. In view of positive change rates of consumer prices, the Bank of Japan (BoJ) abandoned its extremely accommodative policy of quantitative easing, returning to its zero interest policy. According to market observers the BoJ is set to start hiking key interest rates as early as in the second half of this year. In this environment, yields of 10-year Japanese government bonds rose, on balance, by 45 basis points from 1.48% at year-end 2005 to 1.93% at the end of June this year.

In the period under review the European Central Bank (ECB) increased its minimum bid rate for the main refinancing operations by a total of 50 basis points to 2.75%. The monetary watchdogs are concerned that soaring crude oil prices might trigger second-round effects. In addition, the ECB holds the view that the current brisk money and credit growth is a threat to price stability. Market participants expect the ECB to continue its series of interest rate hikes over the next quarters. In this environment, 10-year Bund yields rose, on balance, from 3.31% at year-end 2005 by 76 basis points to 4.07% at the end of June. The yield spread of 10-year Pfandbriefe (PEX) over Bunds with the same maturity (REX) increased in the reporting period and most recently hovered around the 20 basis point mark.

Capital market transactions

New lending business. In the period under review the total volume of new public-sector loans rose by as much as 49.6% to €16.9bn compared to €11.3bn in the previous year.
€16.5bn (€9.5bn) of these new lending commitments are eligible to serve as cover for Pfandbriefe.

We continued our internationalization and diversification strategy in the period under review. Accordingly, new loans to foreign borrowers rose from €4.6bn to €8.8bn year-on-year. Following the amendment of the Pfandbrief legislation, loans to borrowers in the EU are now, without exception, eligible to serve as Pfandbrief cover, which had a positive impact on our activities in this segment. The most important European countries are Italy, Spain and Portugal. We also increased our lending activities in the United States and in Canada where we granted new loans totaling €1bn and €0.3bn respectively.

In addition, Essen Hyp took securities issued by other borrowers and not eligible to serve as cover totaling €0.4bn (€1.8bn) onto its books.

Capital market transactions – loan portfolio. The shifts in our loan portfolio reflect our capital market activities both in terms of volume and loan type. Total loan volume rose €2.2bn from €74.4bn as at

Breakdown of capital market transactions by region in € bn



52.6
51.3
19.7
22.5
2.1
2.8
50
40
30
20
10
0
Germany
Europe
Other
Dec 31, 2005
Jun 30, 2006

Breakdown of capital market transactions by borrower in € bn


50
40
30
20
10
0
45.5
47.5
27.1
27.3
1.8
1.8
Territorial authorities
Banks
Companies
Dec 31, 2005
Jun 30, 2006

year-end 2005 to €76.6bn. In addition to increasing total loan volume, we continued to optimize our portfolio through active spread management.

The breakdown of our loan portfolio by region shows an increase in loans to foreign borrowers of €3.5bn to €25.3bn (€21.8bn). A breakdown by borrower shows that the increase in volume mostly relates to territorial authorities. The share of territorial authorities totals €47.5bn (€45.5bn) while banks account for €27.3bn (€27.1bn) and companies for €1.8bn, i.e. the same amount as in the previous year.

Real estate finance

New lending commitments. In the first half of 2006 we granted new real estate loans totaling €1.1bn compared to €0.6bn in the same period of the previous year. This increase is due to the favorable development of our home loan segment resulting from three special loan programs launched in co-operation with the Commerzbank AG. Accordingly, Essen Hyp granted new home loans totaling €0.8bn in Germany in the first half of 2006 compared to just €0.1bn in the previous year. In most cases, the loan amount does not exceed 60% of the lending value *(Beleihungswert)* of the property securing the loan.

The total volume of new commercial loans in Germany came to €0.2bn, thus maintaining the previous year's level (€0.2bn). The main focus was on office and administrative buildings and on retail space.

New commercial lending commitments outside Germany totaled €0.1bn, thus dropping below the previous year's level of €0.3bn. The main focus in this segment was on the United States, England and France. The reason for the decline in our international real estate financing activities is that most of the incoming loan applications do not comply with our high standards. The most important criteria in our lending guidelines are quality of the property, stable rental income over the long term, credit quality and expertise of the investor, rollover and property type.

Real estate loan portfolio. As of the reporting date, the total volume of our real estate loan portfolio was €7.3bn (€7.1bn). Whereas the total volume of home loans rose from €4.7bn as at year-end 2005 to €5.1bn at the end of the reporting period, the total volume of commercial real estate loans decreased to €2.2bn (€2.4bn). This is due to the repayment of foreign loans which tend to have shorter loan terms. These repayments could not be compensated for by new business.

New lending commitments as of June 30, 2006

Breakdown by type of property in %


5.3
6.2
13.5
0.2
1.2
0.9
72.7
Office
Retail
Hotels and restaurants
Logistics centers and warehouses
Other
Owner-occupied houses and condominiums
Apartment buildings

Total: €1,062.4m

Breakdown by region in %


3.7
4.7
17.1
0.1
3.8
70.6
Commercial properties outside Germany
Commercial properties West German Federal States
Commercial properties East German Federal States
Residential properties outside Germany
Residential properties West German Federal States
Residential properties East German Federal States

Total: €1,062.4m

Mortgage loan portfolio (nominal amounts) as of June 30, 2006

Breakdown by type of property in %


10.2
18.4
1.0
5.5
1.7
1.3
2.4
59.5
Office
Industrial
Retail
Hotels and restaurants
Logistics centers and warehouses
Other
Owner-occupied houses and condominiums
Apartment buildings

Total: € 7,320m

Breakdown by region in %


8.0
10.2
17.9
2.2
0.9
60.8
Commercial properties outside Germany
Commercial properties West German Federal States
Commercial properties East German Federal States
Residential properties outside Germany
Residential properties West German Federal States
Residential properties East German Federal States

Total: € 7,320m

Funding

Essen Hyp placed bonds totaling €26.2bn (€16.5bn) in the period under review. Of this figure, public-sector Pfandbriefe accounted for €14.3bn (€8.9bn), while mortgage Pfandbriefe totaled €1.8bn (€0.7bn) and other bonds not requiring cover €10.1bn (€6.9bn). These unsecured bonds were mainly issued as revolving credits via our Commercial Paper Program. The total volume of bonds placed via our Commercial Paper Program was €6bn compared to €4.4bn in the same period of the previous year.
The remarkable 59% increase in total issuance volume is in line with the expansion of our lending activities and also reflects the favorable capital market environment. The total volume of new Jumbo and Global Pfandbriefe issued was €4.8bn (€5bn). In January we issued a large Global Pfandbrief featuring a total volume of €2.5bn. 57.5% of the total volume was placed with foreign investors. Central banks, banks and investment trusts were the most important investor groups.

Pfandbriefe and other bonds issued in € bn



15
12.5
10
7.5
5
2.5
0
14.3
8.9
10.1
6.9
1.8
0.7
Public-sector Pfandbriefe
Mortgage Pfandbriefe
Other bonds not requiring cover
Jun 30, 2005
Jun 30, 2006

Earnings, assets and financial situation

Earnings. Essen Hyp's net interest income stood at €152.1m at the end of the reporting period, an 8.7% increase compared to the previous year's figure of €139.9m. This growth can mostly be ascribed to the earnings generated from the larger volume of loans shown in the balance sheet item *Bonds and other fixed income securities.* In addition, current income from shares and other variable-yield securities includes payouts on fund units, as well as dividends earned within the scope of securities lending transactions.
Net commission income came to €–13.8m, compared to €–2.3m in the previous year. This development is due to the increase in commission paid to our parent company for the brokerage of new home loans within the scope of the special loan programs for homeowners.
As a result, net interest and commission income grew to €138.3m, a 0.7% increase compared to the €137.6m posted in the previous year.

Expenses. General operating expenses rose to €18.9m (€16m) in the first half of 2006. The increase in personnel costs to €7.9m (€7.1m) is in line with our plans and is, inter alia, due to the need to take on additional staff. Other administrative

Figures from the profit and loss account in € m


160
140
120
100
80
60
40
20
0
137.6
138.3
16.0
18.9
0.7
2.0
35.1
32.3
87.2
89.1
Net interest and commission income
General operating expenses
Net other operating income and expenses
Provision for possible loan losses
Operating result
Jun 30, 2005
Jun 30, 2006

expenses, including depreciation on tangible assets, rose from €8.9m to €11m, which can mainly be ascribed to an increase in servicing fees for outsourcing certain activities, including, in particular, the administration of our increased home loan portfolio.
The bank's operating result before provision for possible loan losses came to €121.4m, thus dropping slightly below the previous year's figure of €122.3m. Provision for possible loan losses decreased slightly from €–35.1m to €–32.3m. Provision for possible loan losses not only includes the scheduled allocations to credit risk provisioning, but also income and expenses in accordance with cross-compensation pursuant to Section 340f (3) of the German Commercial Code. In total, the bank's operating result before tax rose 2.2% to €89.1m compared to €87.2m in the same period of 2005.

Assets and financial situation. As of June 30, 2006 Essen Hyp's balance sheet total was €94.3bn compared to €92.8bn as at year-end 2005.
The following chart shows the changes in our assets and financial situation measured by certain important balance sheet items. These changes correspond to the business development in the period under review.

Breakdown of Essen Hyp's results (year-on-year)

	Jan 1– Jun 30, 2006 in € m	Jan 1– Jun 30, 2005 in € m	Change in %
Interest and other current income	1,705.6	1,522.7	+12.0
– Interest paid	1,553.5	1,382.8	+12.3
= Net interest income	152.1	139.9	+8.7
– Net commission expenses	–13.8	–2.3	>100.0
= Net interest and commission income	138.3	137.6	+0.5
– Personnel expenses	7.9	7.1	+11.3
– Other administrative expenses	10.1	7.5	+34.7
– Depreciation on tangible assets	0.9	1.4	–35.7
= Partial operating result	119.4	121.6	–1.8
+ Net other operating income and expenses	2.0	0.7	>100.0
= Operating result before provision for possible loan losses	121.4	122.3	–0.7
– Provision for possible loan losses	32.3	35.1	–8.0
= Operating result	89.1	87.2	+2.2

Development of balance sheet total as of June 30, 2006 in € bn


92.8
94.3
79.5
74.3
71.0
69.6
58.8
56.0
45.6
35.5
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Development of important balance sheet items in € bn


92.8
94.3
66.8
72.2
40.3
43.7
35.8
34.2
6.9
7.2
90
80
70
60
50
40
30
20
10
0
Public-sector loans
Bonds and other fixed income securities
Mortgage loans
Securitized liabilities
Balance sheet total
Dec 31, 2005
Jun 30, 2006

Ratings. In May 2006 Standard & Poor's raised its long-term counterparty rating on Essen Hyp from BBB+ to A–. This rating upgrade reflects the bank's healthy stand-alone profile, underpinned by low credit risk, a lean cost base and sustainable profitability. Following this rating upgrade by Standard & Poor's Essen Hyp now again has a long-term counterparty rating of Single A from all major rating agencies.

Outlook

In accordance with our forecasts we remain confident that we will be able to generate a return on equity after tax of between 14.5% and 15%.

Essen, July 2006

The Board of Managing Directors

Overview of ratings as of June 30, 2006

	FitchRatings	Standard & Poor's	Moody's
Public-sector Pfandbriefe	AAA	AAA	Aaa
Mortgage Pfandbriefe	AAA	not rated	Aa1
Long-term counterparty rating	A/outlook stable	A–/outlook stable	A2/outlook stable
Short-term counterparty rating	F1	A–2	P–1
Financial strength	B/C	not rated	C
Notes issued under the Debt Issuance Program			
– *Senior unsecured debt*	not rated	A–	A2
– *Subordinated debt*	not rated	BBB+	A3
Commercial Paper Program	not rated	A–2	P–1



Figures from the Balance Sheet

	Jun 30, 2006 in € m	Dec 31, 2005 in € m	Change in € m	 in %
Claims on banks	16,778.7	18,705.8	−1,927.1	−10.3
a) mortgage loans	0.0	0.0	0.0	0.0
b) public-sector loans	10,631.5	11,364.3	−732.8	−6.4
c) other claims	6,147.2	7,341.5	−1,194.3	−16.3
Claims on customers	30,953.9	31,395.7	−441.8	−1.4
a) mortgage loans	7,173.0	6,926.1	246.9	3.6
b) public-sector loans	23,606.1	24,459.9	−853.8	−3.5
c) other claims	174.8	9.7	165.1	1,702.1
Bonds and other fixed income securities	43,700.3	40,309.6	3,390.7	8.4
a) bonds and notes	43,429.8	39,854.8	3,575.0	9.0
b) bonds and notes issued by Hypothekenbank in Essen AG	270.5	454.8	−184.3	−40.5
Liabilities to banks	14,707.7	20,394.4	−5,686.7	−27.9
a) registered mortgage Pfandbriefe issued	517.8	250.3	267.5	106.9
b) registered public-sector Pfandbriefe issued	908.6	619.1	289.5	46.8
c) other liabilities	13,281.3	19,525.0	−6,243.7	−32.0
Liabilities to customers	5,542.5	3,796.9	1,745.6	46.0
a) registered mortgage Pfandbriefe issued	1,265.5	747.2	518.3	69.4
b) registered public-sector Pfandbriefe issued	3,713.6	2,652.8	1,060.8	40.0
c) other liabilities	563.4	396.9	166.5	42.0
Securitized liabilities	72,189.2	66,800.1	5,389.1	8.1
a) mortgage Pfandbriefe issued	3,595.4	3,252.2	343.2	10.6
b) public-sector Pfandbriefe issued	61,585.9	57,699.6	3,886.3	6.7
c) other bonds and notes	7,007.9	5,848.3	1,159.6	19.8
Subordinated liabilities	300.1	290.1	10.0	3.4
Profit-sharing certificates	293.5	293.5	0.0	0.0
Capital and reserves	748.7	698.7	50.0	7.2
a) subscribed capital	364.0	314.0	50.0	15.9
b) capital reserve	384.7	384.7	0.0	0.0
Balance sheet total	**94,258.2**	**92,780.9**	**1,477.3**	**1.6**

Figures from the Profit and Loss Account

	Jan 1 – Jun 30, 2006 in € m	Jan 1 – Jun 30, 2005 in € m	Change in € m	in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	1,618.6	1,493.6	125.0	8.4
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	87.0	29.1	57.9	199.0
Interest paid	1,553.5	1,382.8	170.7	12.3
Net interest income	152.1	139.9	12.2	8.7
Commission received	2.6	0.9	1.7	188.9
Commission paid	16.4	3.2	13.2	412.5
Net commission income	*–13.8*	*–2.3*	*–11.5*	*500.0*
Net interest and commission income	138.3	137.6	0.7	0.5
Wages and salaries	6.6	5.9	0.7	11.9
Compulsory social security contributions	1.3	1.2	0.1	8.3
Other administrative expenses, including depreciation on tangible assets	11.0	8.9	2.1	23.6
General operating expenses	*18.9*	*16.0*	*2.9*	*18.1*
Net other operating income and expenses	2.0	0.7	1.3	185.7
Operating result before provision for possible loan losses	121.4	122.3	–0.9	–0.7
Provision for possible loan losses	–32.3	–35.1	2.8	–8.0
Operating result	**89.1**	**87.2**	**1.9**	**2.2**
Average number of staff	162	149		
including: part-time staff and trainees	25	21		

Disclosure of financial and other information in accordance with Section 28 of the German Pfandbrief Act *(PfandBG)*

Financial and other information requiring disclosure in accordance with Section 28 of the German Pfandbrief Act *(PfandBG)* can be viewed on our website www.essenhyp.com.

Head Office

ESSEN
Gildehofstrasse 1
45127 Essen • Germany
PO Box 10 18 61
45018 Essen • Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Internet: www.essenhyp.com
E-mail: info@essenhyp.com
Registered under HRB (Register of Companies) Essen No. 7083

Branches

BERLIN
Jägerstrasse 58
10117 Berlin • Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

FRANKFURT/MAIN
Westendstrasse 19
60325 Frankfurt/Main • Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg • Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com

MUNICH
Romanstrasse 43
80639 München • Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

BRUSSELS
Rue de l'Amazone 2
1050 Bruxelles • Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR • Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49
E-mail: london@essenhyp.com

NEW YORK
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022 • United States
Tel.: +1 646 290 5132
Fax: +1 646 290 5001
E-mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris • France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

Chairman of the Supervisory Board

DR. ERIC STRUTZ
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman

BURKHARD DALLOSCH

MICHAEL FRÖHNER

Zwischenbericht zum
30.6.2006

HYPOTHEKENBANK IN ESSEN AG



Ein Unternehmen der COMMERZBANK

	30.6.06 Mio. €	31.12.05 Mio. €
Bilanzsumme	94.258	92.781
Eingezahltes Kapital und Rücklagen	749	699
Genussrechte	293	293
Nachrangige Verbindlichkeiten	300	290
Forderungen		
Hypothekendarlehen	7.173	6.926
Kommunalkredite	34.238	35.824
Fremde Wertpapiere	43.430	39.855
Andere Forderungen	6.322	7.352
Verbindlichkeiten		
gegenüber Kreditinstituten	14.708	20.394
gegenüber Kunden	5.543	3.797
Verbriefte Verbindlichkeiten	72.189	66.800

	30.6.06 Mio. €	30.6.05 Mio. €
Neuzusagen		
Hypothekendarlehen	1.062	555
Kommunalkredite	4.272	4.556
Fremde Wertpapiere	12.613	6.728
Gewinn- und Verlustrechnung		
Zinsüberschuss	152,1	139,9
Zins- und Provisionsüberschuss	138,3	137,6
Verwaltungsaufwendungen	18,9	16,0
Betriebsergebnis vor Risikovorsorge	121,4	122,3
Risikovorsorge	–32,3	–35,1
Betriebsergebnis	89,1	87,2

Sehr geehrte Geschäftsfreunde,

das bereits hohe Expansionstempo der Weltwirtschaft hat sich in der ersten Hälfte dieses Jahres trotz des auf Rekordniveau verharrenden Rohölpreises nochmals leicht erhöht. Konjunkturmotor der Weltwirtschaft waren einmal mehr die Vereinigten Staaten, zuletzt häuften sich dort jedoch Anzeichen einer Wirtschaftsabschwächung. Im Euroraum hat sich die Wirtschaftsstimmung dagegen merklich aufgehellt, insbesondere in Deutschland und Italien. Gleichwohl wird im Euroraum die gesamtwirtschaftliche Wachstumsrate in diesem Jahr voraussichtlich nicht weit oberhalb der 2%-Marke liegen. In Japan ist ein selbsttragender Aufschwung erreicht worden. Das Wachstum wird längst nicht mehr nur von der Exportnachfrage getragen, sondern zunehmend von den Unternehmensinvestitionen und dem privaten Verbrauch. Letzterer ist dank einer wieder steigenden Lohn- und Gehaltssumme auf Erholungskurs. Mittlerweile übersteigen in Japan die Stellenangebote sogar die Anzahl der Bewerber.

Die gestiegenen Rohölpreise haben sich in höheren Preissteigerungsraten auf der Endverbraucherebene niedergeschlagen. In den Vereinigten Staaten stieg die Inflationsrate zuletzt auf über 4 % gegenüber

Renditeentwicklung von Staatsanleihen 30.6.2005 bis 30.6.2006, Vereinigte Staaten und Deutschland im Vergleich


%
%-Punkte
5,5
5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
Juli 05
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 06
Treasury Notes, Laufzeit 10 Jahre (linke Skala)
Bundesanleihen, Laufzeit 10 Jahre (linke Skala)
Zinsvorteil von Treasury Notes (rechte Skala)

Quelle: Bloomberg

dem Vorjahr an. Aber auch die ohne Energie und Nahrungsmittel gerechnete Veränderungsrate des Konsumentenpreisindex erhöhte sich im Berichtszeitraum infolge ausgelasteter Kapazitäten.
Im Euroraum lag die Veränderungsrate des harmonisierten Verbraucherpreisindex während des gesamten Berichtszeitraumes über dem EZB-Ziel einer Inflationsrate von unter, aber nahe 2 %. Im Gegensatz zu den Vereinigten Staaten verharrte hierzulande die Kerninflationsrate jedoch aufgrund der moderaten Lohnstückkostenentwicklung auf niedrigem Niveau. In Japan ist die Deflation offenbar überwunden. Die Veränderungsrate des Konsumentenpreisindex ohne frische Nahrungsmittel lag im gesamten Berichtszeitraum über der Nullmarke.

Die US-Notenbank setzte ihren im Juni 2004 begonnenen Zinserhöhungskurs ohne Pause fort und schleuste im Berichtszeitraum den Tagesgeldzielsatz von 4,25 % am Jahresende 2005 um insgesamt 100 Basispunkte auf nunmehr 5,25 % nach oben. Die Renditen von lang laufenden Anleihen entwickelten sich über weite Strecken des Berichtszeitraumes fast deckungsgleich mit den US-Notenbanksätzen. So stiegen beispielsweise die Renditen von zehnjährigen US-Staatsanleihen von 4,39 % am Jahresende 2005 in der Spitze bis auf 5,23 % in der zweiten Junihälfte an. Am Ende des Berichtszeitraumes lagen die Renditen von zehnjährigen Emissionen des US-Schatzamtes mit 5,14 % wieder etwas niedriger, da die im Anschluss an die US-Notenbanksitzung vom 30. Juni veröffentlichte Presseerklärung deutliche Hinweise in Richtung weiterer Leitzinserhöhungen vermissen ließ.

Vor dem Hintergrund wieder steigender Konsumentenpreise gab die japanische Notenbank (BoJ) im Berichtszeitraum ihre ultraexpansive Politik der quantitativen Lockerung auf und kehrte zur Nullzinspolitik zurück. Marktbeobachter rechnen damit, dass die BoJ bereits in der zweiten Hälfte dieses Jahres zu Zinserhöhungen schreiten wird. In diesem Umfeld stiegen die Renditen von japanischen Staatsanleihen mit zehnjähriger Laufzeit im Saldo von 1,48 % am Jahresende 2005 um 45 Basispunkte auf 1,93 % Ende Juni an.

Die Europäische Zentralbank (EZB) hob im Berichtszeitraum ihren Leitzins um insgesamt 50 Basispunkte auf 2,75 % an. Die Währungshüter treibt die Sorge um, dass vor dem Hintergrund der Konjunkturerholung die Ölpreiserhöhungen zu Zweitrundeneffekten bei der Lohnfindung führen könnten. Zudem gehen nach Ansicht der Notenbanker vom kräftigen Geldmengen- und Kreditwachstum Gefahren für die Preisstabilität aus. Die Marktteilnehmer erwarten, dass die EZB in den nächsten Quartalen ihren Zinserhöhungskurs fortsetzen wird. Aufgrund dieser Gemengelage zogen die Renditen von zehnjährigen Bundesanleihen im Saldo von 3,31 % am Jahresende 2005 um 76 Basispunkte auf 4,07 % Ende Juni an. Der Zinsvorteil von zehnjährigen Pfandbriefen (PEX) gegenüber Bundesanleihen mit kongruenter Laufzeit (REX) erhöhte sich im Berichtszeitraum und schwankte zuletzt um die Marke von 20 Basispunkten.

Geschäftsfeld Kapitalmarkt

Neugeschäft. Im Kapitalmarktgeschäft haben wir das Neugeschäft in den ersten beiden Quartalen um 49,6 % auf € 16,9 Mrd. (€ 11,3 Mrd.) ausgebaut. Darunter waren € 16,5 Mrd. (€ 9,5 Mrd.) an Darlehen und Wertpapieren, die wir in die Deckung unserer öffentlichen Pfandbriefe aufnehmen konnten.

Unsere Internationalisierungs- und Diversifikationsstrategie haben wir im Berichtszeitraum kontinuierlich weiterverfolgt. Der Anteil an ausländischen Adressen stieg von € 4,6 Mrd. auf € 8,8 Mrd. Die uneingeschränkte Indeckungnahme von Adressen der Europäischen Union im Rahmen der Neuerungen im Pfandbriefgesetz wirkt sich dabei positiv auf die Geschäftsentwicklung aus. In Europa entfielen größere Abschnitte auf Italien, Spanien und Portugal. In den USA konnten wir mit € 1,0 Mrd., in Kanada mit € 0,3 Mrd. unser Engagement ausbauen.

Außerhalb der Deckung wurden fremde Wertpapiere in Höhe von € 0,4 Mrd. (€ 1,8 Mrd.) in die Bücher genommen.

Kapitalmarktbestand. Sowohl im Volumen- als auch im Strukturvergleich korrespondierten die Veränderungen des Gesamtbestands mit der Entwicklung der Geschäftsaktivitäten im Kapitalmarktgeschäft.

Bestandsentwicklung Kapitalmarktgeschäft nach Regionen in Mrd. €



52,6
51,3
19,7
22,5
2,1
2,8
50
40
30
20
10
0
Deutschland
Europa
Sonstige
31.12.2005
30.6.2006

Bestandsentwicklung Kapitalmarktgeschäft nach Sektoren in Mrd. €


50
40
30
20
10
0
45,5
47,5
27,1
27,3
1,8
1,8
Gebiets-
körperschaften
Banken
Unternehmen
31.12.2005
30.6.2006

Insgesamt hat sich der Bestand von € 74,4 Mrd. per 31.12.2005 um € 2,2 Mrd. auf € 76,6 Mrd. erhöht. Neben dem Bestandsaufbau haben wir die Bestandsoptimierung im Wege unseres Spreadmanagements im Berichtszeitraum fortgesetzt.

Die Gliederung nach Regionen zeigt, dass sich der Bestand an ausländischen Engagements im Berichtszeitraum um € 3,5 Mrd. auf 25,3 Mrd. (€ 21,8 Mrd.) erhöht hat. In der sektoralen Gliederung wird deutlich, dass der Zuwachs im Wesentlichen auf Ausleihungen an Gebietskörperschaften entfällt. So beträgt der Anteil der Gebietskörperschaften € 47,5 Mrd. (€ 45,5 Mrd.), der der Banken € 27,3 Mrd. (€ 27,1 Mrd.). Der Bestand im Sektor Unternehmen blieb mit € 1,8 Mrd. (€ 1,8 Mrd.) konstant.

Geschäftsfeld Immobilienfinanzierungen

Neuzusagen. Im Immobilienfinanzierungsgeschäft haben wir im Berichtszeitraum Neugeschäfte im Umfang von € 1,1 Mrd. (€ 0,6 Mrd.) zugesagt. Der Anstieg resultiert aus erhöhten Neuzusagen im kleinteiligen Privatkundengeschäft in Zusammenhang mit drei Sonderkontingenten, die wir in Kooperation mit der Commerzbank AG aufgelegt haben. Insgesamt konnten wir im ersten Halbjahr ein Volumen an wohnwirtschaftlichen Objekten in Höhe von € 0,8 Mrd. (€ 0,1 Mrd.) zusagen. Der größte Teil dieser Finanzierungen beinhaltet ausschließlich Darlehen bis 60 % des Beleihungswertes.

Die inländischen gewerblichen Immobilienfinanzierungen bewegten sich mit € 0,2 Mrd. auf Vorjahresniveau (€ 0,2 Mrd.). Der Schwerpunkt unserer Finanzierungstätigkeit im inländischen gewerblichen Bereich lag bei Büro- und Verwaltungsgebäuden sowie Handels- und Kaufstätten.

Unter Vorjahresniveau lagen dagegen die ausländischen gewerblichen Finanzierungen mit Neuabschlüssen in Höhe von € 0,1 Mrd. (€ 0,3 Mrd.). Regionale Schwerpunkte dieser Engagements waren USA, England und Frankreich. Ursächlich für die rückläufige Entwicklung bei ausländischen Finanzierungen ist die Nichterfüllung unserer hohen Anforderungen bei der Mehrzahl der Darlehensanträge. Wesentliche Kriterien in den Guidelines für das Immobilienfinanzierungsgeschäft sind die Objektqualität, die langfristige Stabilität des Mietniveaus, die Bonität und Professionalität der Investoren, die Laufzeit der Mietverträge sowie die in unserem Fokus stehenden Immobilientypen.

Immobilienfinanzierungsbestand. Der Gesamtbestand an Immobilienfinanzierungen belief sich zum Stichtag auf € 7,3 Mrd. (€ 7,1 Mrd.). Der Bestand an wohnwirtschaftlichen Beleihungen konnte gegenüber dem Jahresultimo 2005 auf € 5,1 Mrd. (€ 4,7 Mrd.) gesteigert werden. Rückläufig entwickelte sich hingegen der Bestand an gewerblichen Immobilienfinanzierungen mit einem Volumen von € 2,2 Mrd. (€ 2,4 Mrd.). Ursächlich für diese Entwicklung sind Rückzahlungen von in der Regel kürzer laufenden ausländischen Immobilienfinanzierungen, die durch entsprechendes Neugeschäft nicht kompensiert werden konnten.

Gesamte Hypothekenneuzusagen per 30.6.2006

Gliederung nach Immobilienarten in %


5,3
6,2
13,5
0,2
1,2
0,9
72,7
Büroflächen
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Logistikimmobilien und Lager
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 1.062,4 Mio.

Gliederung nach Regionen in %


3,7
4,7
17,1
0,1
3,8
70,6
Gewerbeimmobilien Ausland
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien Ausland
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Gesamtvolumen: € 1.062,4 Mio.

Hypothekendarlehensbestand (nominal) per 30.6.2006

Gliederung nach Immobilienarten in %


10,2
18,4
1,0
5,5
1,7
1,3
2,4
59,5
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Logistikimmobilien und Lager
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 7.320 Mio.

Gliederung nach Regionen in %


8,0
10,2
17,9
2,2
0,9
60,8
Gewerbeimmobilien Ausland
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien Ausland
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Gesamtvolumen: € 7.320 Mio.

Refinanzierung

Im Berichtszeitraum emittierten wir insgesamt Schuldverschreibungen in Höhe von € 26,2 Mrd. (€ 16,5 Mrd.). Von diesem Neugeschäft entfielen auf öffentliche Pfandbriefe € 14,3 Mrd. (€ 8,9 Mrd.), € 1,8 Mrd. (€ 0,7 Mrd.) auf Hypothekenpfandbriefe und € 10,1 Mrd. (€ 6,9 Mrd.) auf sonstige, nicht deckungspflichtige Schuldverschreibungen. Die ungedeckte Refinanzierung erfolgte zum größten Teil revolvierend über unser Commercial Paper Program mit einem Volumen von € 6,0 Mrd. nach € 4,4 Mrd. im Vorjahreszeitraum.
Der deutliche Anstieg des Gesamtemissionsvolumens um 59 % korrespondierte mit der Ausweitung unseres Aktivgeschäfts sowie den günstigen Refinanzierungsbedingungen an den Kapitalmärkten. Unsere Neuemissionen im Segment der Jumbo- und Globalpfandbriefe erreichten ein Volumen von € 4,8 Mrd. (€ 5,0 Mrd.). Im Januar erfolgte eine großvolumige Pfandbriefemission im Global-Format mit einem Volumen von € 2,5 Mrd., die zu 57,5 % bei ausländischen Investoren platziert werden konnte. Zu den größten Investorengruppen gehörten Zentralbanken, Banken und Fondsgesellschaften.

Schuldverschreibungen in Mrd. €


15
12,5
10
7,5
5
2,5
0
14,3
8,9
1,8
0,7
10,1
6,9
Öffentliche Pfandbriefe
Hypotheken-pfandbriefe
Sonstige, nicht deckungspflichtige Schuldverschreibungen
30.6.2005
30.6.2006

Ertrags-, Vermögens- und Finanzlage

Ertragslage. Der Zinsüberschuss belief sich im Berichtszeitraum auf € 152,1 Mio. und konnte gegenüber dem Vorjahreswert (€ 139,9 Mio.) um 8,7 % gesteigert werden. Die positive Entwicklung ist im Wesentlichen auf die Erträge aus dem gewachsenen Bestand in der Bilanzposition *Schuldverschreibungen und andere festverzinsliche Wertpapiere* zurückzuführen. Daneben sind in den laufenden Erträgen aus Aktien und anderen nicht festverzinslichen Wertpapieren die anteiligen Erträge unserer Fonds sowie Dividendenerträge aus Aktien, die wir im Rahmen von Wertpapierdarlehensgeschäften erwirtschaftet haben, enthalten. Das Provisionsergebnis entwickelte sich von € –2,3 Mio. auf € –13,8 Mio. Ursache sind die deutlich gestiegenen Provisionsaufwendungen an die Konzernmutter für die von ihr vermittelten Immobilienfinanzierungen im Rahmen der Sonderkontingente.
Insgesamt können wir einen Zins- und Provisionsüberschuss von € 138,3 Mio. ausweisen, ein leichter Anstieg von € 0,7 Mio. gegenüber dem Vorjahreswert (€ 137,6 Mio.).

Aufwand. Die Verwaltungsaufwendungen erhöhten sich im ersten Halbjahr 2006 auf € 18,9 Mio. (€ 16,0 Mio.). Die Zunahme der Personalkosten auf € 7,9 Mio. (€ 7,1 Mio.) liegt im Rahmen der

Zahlen aus der Gewinn- und Verlustrechnung in Mio. €



160
140
120
100
80
60
40
20
0
137,6
138,3
16,0
18,9
0,7
2,0
35,1
32,3
87,2
89,1
Zins- und Provisions-überschuss
Verwaltungs-aufwendungen
Saldo der sonstigen betrieblichen Erträge und Aufwendungen
Risikovorsorge
Betriebs-ergebnis
30.6.2005
30.6.2006

Planung und resultiert u. a. aus notwendigen Neueinstellungen. Die verbleibenden anderen Verwaltungsaufwendungen stiegen von € 8,9 Mio. auf € 11,0 Mio. Ursächlich sind im Wesentlichen erhöhte Dienstleistungskosten im Rahmen von Outsourcing-Maßnahmen der Bank, insbesondere für die Verwaltung des gewachsenen Retailbestands.
Das Betriebsergebnis vor Risikovorsorge beläuft sich auf € 121,4 Mio. und ist gegenüber dem vergleichbaren Vorjahreszeitraum (€ 122,3 Mio.) leicht gesunken. Die zur Abschirmung unserer Risiken vorgenommene Risikovorsorge entwickelte sich mit € –32,3 Mio. (€ –35,1 Mio.) leicht rückläufig. Neben den planmäßigen Zuführungen zur Kreditrisikovorsorge beinhaltet die Risikovorsorge sämtliche Aufwendungen und Erträge aus der Überkreuzkompensation gemäß § 340 f Abs. 3 HGB.

Insgesamt verbesserte sich das Vorsteuerergebnis um 2,2 % auf € 89,1 Mio. nach € 87,2 Mio. im Vorjahreszeitraum.

Vermögens- und Finanzlage. Zum 30. Juni 2006 erhöhte sich die Bilanzsumme auf € 94,3 Mrd. (€ 92,8 Mrd.).
Die Vermögenslage hat sich, gemessen an wichtigen Bilanzpositionen, entsprechend der Geschäftsentwicklung im Berichtsjahr wie in der nebenstehenden Grafik dargestellt verändert.

Ergebnisstruktur der Bank im Vergleich zum Vorjahr

	1.1. – 30.6.06 in Mio. €	1.1. – 30.6.05 in Mio. €	Veränderungen in %
Zinserträge und andere laufende Erträge	1.705,6	1.522,7	+12,0
– Zinsaufwendungen	1.553,5	1.382,8	+12,3
= Zinsüberschuss	152,1	139,9	+8,7
– Saldo Provisionsergebnis	–13,8	–2,3	>100,0
= Zins- und Provisionsüberschuss	138,3	137,6	+0,5
– Personalaufwand	7,9	7,1	+11,3
– andere Verwaltungsaufwendungen	10,1	7,5	+34,7
– Abschreibungen auf Sachanlagen	0,9	1,4	–35,7
= Teilbetriebsergebnis	119,4	121,6	–1,8
+ Saldo sonstige betriebliche Erträge und Aufwendungen	2,0	0,7	>100,0
= Betriebsergebnis vor Risikovorsorge	121,4	122,3	–0,7
– Risikovorsorge	32,3	35,1	–8,0
= Betriebsergebnis	89,1	87,2	+2,2

Entwicklung der Bilanzsumme in Mrd. €, Stand: 30.6.2006


90
80
70
60
50
40
30
20
10
0
35,5
45,6
56,0
58,8
69,6
71,0
74,3
79,5
92,8
94,3
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Entwicklung wichtiger Bilanzpositionen in Mrd. €


90
80
70
60
50
40
30
20
10
0
35,8
34,2
40,3
43,7
6,9
7,2
66,8
72,2
92,8
94,3
Kommunal-kredite
Schuldverschrei-bungen und andere festverzinsliche Wertpapiere
Hypotheken-darlehen
Verbriefte Verbind-lichkeiten
Bilanzsumme
31.12.2005
30.6.2006

Ratings. Im Monat Mai des Berichtszeitraums erhöhte Standard & Poor's das langfristige Institutsrating von BBB+ auf A–. Das Upgrade spiegelt das gesunde Stand-Alone-Profil der Bank wider, das von geringen Kreditrisiken, einer schlanken Kostenstruktur sowie einer nachhaltigen Profitabilität geprägt wird. Nach dem Upgrade von Standard & Poor's verfügt die Essen Hyp nunmehr wieder durchgängig über ein langfristiges Institutsrating von Single-A von allen großen Ratingagenturen.

Ausblick

Entsprechend unserer bisherigen Prognose gehen wir unverändert davon aus, im laufenden Geschäftsjahr eine Nachsteuerrendite von 14,5 % bis 15,0 % erreichen zu können.

Essen, im Juli 2006

Der Vorstand

Ratingübersicht Stand: 30.6.2006

	FitchRatings	Standard & Poor's	Moody's
Öffentliche Pfandbriefe	AAA	AAA	Aaa
Hypothekenpfandbriefe	AAA	*nicht bewertet*	Aa1
Langfristiges Institutsrating	A/Ausblick stabil	A–/Ausblick stabil	A2/Ausblick stabil
Kurzfristiges Institutsrating	F1	A–2	P–1
Finanzkraft	B/C	nicht bewertet	C
Ziehungen unter dem Debt Issuance Program			
– erstrangige unbesicherte Emissionen	nicht bewertet	A–	A2
– nachrangige Verbindlichkeiten	nicht bewertet	BBB+	A3
Commercial Paper Program	nicht bewertet	A–2	P–1



	30.6.06	31.12.05	Veränderungen	
	Mio. €	Mio. €	Mio. €	%
Forderungen an Kreditinstitute	16.778,7	18.705,8	−1.927,1	−10,3
a) Hypothekendarlehen	0,0	0,0	0,0	0,0
b) Kommunalkredite	10.631,5	11.364,3	−732,8	−6,4
c) andere Forderungen	6.147,2	7.341,5	−1.194,3	−16,3
Forderungen an Kunden	30.953,9	31.395,7	−441,8	−1,4
a) Hypothekendarlehen	7.173,0	6.926,1	246,9	3,6
b) Kommunalkredite	23.606,1	24.459,9	−853,8	−3,5
c) andere Forderungen	174,8	9,7	165,1	1.702,1
Schuldverschreibungen und andere festverzinsliche Wertpapiere	43.700,3	40.309,6	3.390,7	8,4
a) Anleihen und Schuldverschreibungen	43.429,8	39.854,8	3.575,0	9,0
b) eigene Schuldverschreibungen	270,5	454,8	−184,3	−40,5
Verbindlichkeiten gegenüber Kreditinstituten	14.707,7	20.394,4	−5.686,7	−27,9
a) Hypotheken-Namenspfandbriefe	517,8	250,3	267,5	106,9
b) Öffentliche Namenspfandbriefe	908,6	619,1	289,5	46,8
c) andere Verbindlichkeiten	13.281,3	19.525,0	−6.243,7	−32,0
Verbindlichkeiten gegenüber Kunden	5.542,5	3.796,9	1.745,6	46,0
a) Hypotheken-Namenspfandbriefe	1.265,5	747,2	518,3	69,4
b) Öffentliche Namenspfandbriefe	3.713,6	2.652,8	1.060,8	40,0
c) andere Verbindlichkeiten	563,4	396,9	166,5	42,0
Verbriefte Verbindlichkeiten	72.189,2	66.800,1	5.389,1	8,1
a) Hypothekenpfandbriefe	3.595,4	3.252,2	343,2	10,6
b) Öffentliche Pfandbriefe	61.585,9	57.699,6	3.886,3	6,7
c) sonstige Schuldverschreibungen	7.007,9	5.848,3	1.159,6	19,8
Nachrangige Verbindlichkeiten	300,1	290,1	10,0	3,4
Genussrechtskapital	293,5	293,5	0,0	0,0
Eigenkapital	748,7	698,7	50,0	7,2
a) gezeichnetes Kapital	364,0	314,0	50,0	15,9
b) Rücklagen	384,7	384,7	0,0	0,0
Bilanzsumme	**94.258,2**	**92.780,9**	**1.477,3**	**1,6**

Zahlen aus der Gewinn- und Verlustrechnung

	1.1. – 30.6.06 Mio. €	1.1. – 30.6.05 Mio. €	Veränderungen Mio. €	%
Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinslichen Wertpapieren und Schuldbuchforderungen	1.618,6	1.493,6	125,0	8,4
Laufende Erträge aus Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen	87,0	29,1	57,9	199,0
Zinsaufwendungen	1.553,5	1.382,8	170,7	12,3
Zinsüberschuss	152,1	139,9	12,2	8,7
Provisionserträge	2,6	0,9	1,7	188,9
Provisionsaufwendungen	16,4	3,2	13,2	412,5
Provisionsergebnis	*–13,8*	*–2,3*	*–11,5*	*500,0*
Zins- und Provisionsüberschuss	138,3	137,6	0,7	0,5
Löhne und Gehälter	6,6	5,9	0,7	11,9
Soziale Abgaben	1,3	1,2	0,1	8,3
Andere Verwaltungsaufwendungen einschließlich Abschreibungen auf Sachanlagen	11,0	8,9	2,1	23,6
Verwaltungsaufwendungen	*18,9*	*16,0*	*2,9*	*18,1*
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	2,0	0,7	1,3	185,7
Betriebsergebnis vor Risikovorsorge	121,4	122,3	–0,9	–0,7
Risikovorsorge	–32,3	–35,1	2,8	–8,0
Betriebsergebnis	**89,1**	**87,2**	**1,9**	**2,2**
Durchschnittszahl der Beschäftigten	162	149		
darunter: Teilzeitbeschäftigte und Auszubildende	25	21		

Angaben gemäß § 28 Pfandbriefgesetz

Angaben gemäß § 28 Pfandbriefgesetz werden auf unserer Website www.essenhyp.de veröffentlicht.

Zentrale

ESSEN
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01/81 35-0
Fax: 02 01/81 35-2 00
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

BERLIN
Jägerstraße 58
10117 Berlin
Tel.: 0 30/81 45 07-10
Fax: 0 30/81 45 07-29
E-Mail: berlin@essenhyp.com

FRANKFURT AM MAIN
Westendstraße 19
60325 Frankfurt
Tel.: 0 69/17 20 65
E-Mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Tel.: 0 40/32 52 43-00
Fax: 0 40/32 52 43-29
E-Mail: hamburg@essenhyp.com

MÜNCHEN
Romanstraße 43
80639 München
Tel.: 0 89/29 16 17-52
Fax: 0 89/29 16 17-54
E-Mail: muenchen@essenhyp.com

Repräsentanzen

BRÜSSEL
Rue de l'Amazone 2
Amazonestraat 2
1050 Brüssel
Belgien
Tel.: 00 32/2/5 34 95 95
Fax: 00 32/2/5 34 96 96
E-Mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR
Großbritannien
Tel.: 00 44/20/72 83 31 42
Fax: 00 44/20/72 83 26 49
E-Mail: london@essenhyp.com

NEW YORK
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022
USA
Tel.: 001/646/290 5132
Fax: 001/646/290 5001
E-Mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
Frankreich
Tel.: 00 33/1/42 25 25 30
Fax: 00 33/1/42 25 25 39
E-Mail: paris@essenhyp.com

Vorsitzender des Aufsichtsrats

DR. ERIC STRUTZ
Mitglied des Vorstands
der Commerzbank AG, Frankfurt/Main

Vorstand

HUBERT SCHULTE-KEMPER
Vorsitzender

BURKHARD DALLOSCH

MICHAEL FRÖHNER

RECEIVED
2006 AUG 22 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FINAL TERMS
ENDGÜLTIGE BEDINGUNGEN

18 July 2006

Final Terms
Endgültige Bedingungen

EUR 50,000,000 Floating Rate Public-Sector Pfandbriefe due 20 September 2013
issued pursuant to the

begeben aufgrund des

Euro 30,000,000,000
Essenhyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100%

Issue Date: 20 July 2006
Valutierungstag:

Series No: HBE0JU
Serien Nr.: HBE0JU

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das

Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

German only
ausschließlich Deutsch

■ English only
ausschließlich Englisch

English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 50,000,000 *EUR 50,000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,000 *1,000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

Notes
Schuldverschreibungen

■ **Pfandbriefe**

Mortgage Pfandbriefe
Hypothekenpfandbriefe

■ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

New Global Note
New Global Note

■ **TEFRA C**
TEFRA C

■ Permanent Global Note
Dauerglobalurkunde

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Definitive Notes
Einzelurkunden

TEFRA D
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Permanent Global Note
Dauerglobalurkunde

Definitive Notes
Einzelurkunden

Neither TEFRA D nor TEFRA C
Weder TEFRA D noch TEFRA C

Permanent Global Note
Dauerglobalurkunde

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

Coupons
Zinsscheine

Talons
Talons

Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

- Clearstream Banking AG
  Neue Börsenstraße 1
  D-60487 Frankfurt am Main
- Euroclear Bank S. A./N. V. (Euroclear Operator)
  1 Boulevard du Roi Albert II
  B-1210 Brussels
- Clearstream Banking, société anonyme
  42 Avenue JF Kennedy
  L-1855 Luxembourg

The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

Other – (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

- Unsubordinated
  Nicht-nachrangig

Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

Fixed Rate Notes
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	
■ **Floating Rate Notes** ***Variabel verzinsliche Schuldverschreibungen*** **Interest Payment Dates** ***Zinszahlungstage***	
Interest Commencement Date *Verzinsungsbeginn*	20 July 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	20 March, 20 June, 20 September and 20 December in each year from and including 20 December 2006 up to and including 20 June 2013 and on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*
Business Day Convention ***Geschäftstagskonvention***	
■ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	Adjusted
FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
Following Business Day Convention *Folgender Geschäftstag-Konvention*	
Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	London and TARGET *London und TARGET*
Rate of Interest ***Zinssatz***	
■ Screen Rate Determination *Bildschirmfeststellung*	
■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	3 month EUR-EURIBOR, save for the Interest Period from and including the Issue Date to but excluding 20 December 2006,

where the rate will be the interpolated 5-month rate.

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page — Telerate Page 248
Bildschirmseite — *Telerate Seite 248*

LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

ISDA Determination
ISDA-Feststellung

Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0.01 per cent. per annum
Marge — *0,01 % per annum*

plus
plus

■ minus
minus

Interest Determination Date
Zinsfestlegungstag

■ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

other (specify)

sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

Minimum Rate of Interest
Mindestzinssatz

Maximum Rate of Interest
Höchstzinssatz

Zero Coupon Notes
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

Dual Currency Notes
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

Instalment Notes
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Index-linked Notes
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

Credit-linked Notes
Credit-linked Notes

(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

other structured Notes
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

Actual/Actual (ICMA)

Actual/Actual (ISDA) (Actual/365)

Actual/365 (Fixed)

■ Actual/360

30/360 or 360/360 (Bond Basis)

30E/360 (Eurobond Basis)

Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET *London und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date	20 September 2013, subject to adjustment in accordance with the Modified Following Business Day Convention.

Fälligkeitstag

Redemption Month
Rückzahlungsmonat

Final Redemption Amount
Rückzahlungsbetrag

- ■ Principal amount
  Nennbetrag

Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

Instalment Notes
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)

Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

Dual Currency Notes
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

Index-linked Notes
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Credit-linked Notes
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

other structured Notes
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent — Hypothekenbank in Essen AG
Emissionsstelle

Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

■ Calculation Agent — Hypothekenbank in Essen AG
Berechnungsstelle

■ Yes
Ja

No
Nein

Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

London (Financial Times)
London (Financial Times)

Luxembourg (d'Wort)
Luxemburg (d'Wort)

■ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Intemetadresse

Governing Law — **German Law**
Anwendbares Recht — ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer
Emittentin

Not Applicable
Nicht anwendbar

Form of Conditions
Form der Bedingungen

Long-Form
Nicht-konsolidierte Bedingungen

Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

German only
ausschließlich Deutsch

English only
ausschließlich Englisch

English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

Distribution rate
Ausschüttungszinssatz

Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer
Emittentin

Not Applicable
Nicht anwendbar

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

[Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

[Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

J. P. Morgan Trust Company, National Association

Other (specify)
Anderer (angeben)

Currency
Währung

EUR

USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount

Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

Actual/Actual (Actual/365)

30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

BNP Paribas Securities Services Luxembourg Branch

Hypothekenbank in Essen AG

J. P. Morgan Trust Company, National Association

Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	None *Keine*

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

- ■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
  Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

  Other interest (specify)
  Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinance
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 50,000,000 *EUR 50,000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,100 *EUR 1.100.--*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

Common Code *Common Code*	[ ] *[ ]*
■ ISIN Code *ISIN Code*	DE000HBE0JU3 *DE000HBE0JU3*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	[HBE0JU] *[HBE0JU]*
Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield

Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

Other methods (specify)
Andere Methoden (angeben)

Historic Interest Rates
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate Page 248
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 248

Details relating to the Performance of the **[**Index**][**Formula**][**other variable**].**
Einzelheiten hinsichtlich der Entwicklung des **[**Index**][**der Formel**][**einer anderen Variablen**]**

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

TEFRA D
TEFRA D

Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not Applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

None
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing — Not Applicable
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung — *Nicht anwendbar*

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

Syndicated
Syndiziert

Subscription Agreement — Not Applicable
Übernahmevertrag — *Nicht anwendbar*

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment

Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom

■ firm commitment
feste Zusage

no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not Applicable *Nicht anwendbar*

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	Not Applicable *Nicht anwendbar*
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht anwendbar*

– Date of subscription agreement
Datum des Übernahmevertrags

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

Luxembourg
Luxemburg

Regulated Market *"Bourse de Luxembourg"*

Euro MTF

■ Düsseldorf

Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Termin der Zulassung***	**Request**
Estimate of the total expenses related to admission to trading	EUR 1,100

Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

Luxembourg
Luxemburg

Düsseldorf

Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating ***Rating***	Requested
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	Not Applicable *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 20 July 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 20. Juli 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten

Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FINAL TERMS
ENDGÜLTIGE BEDINGUNGEN

18 July 2006

Final Terms
Endgültige Bedingungen

EUR 50,000,000 Floating Rate Public-Sector Pfandbriefe due 20 September 2011
issued pursuant to the

begeben aufgrund des

Euro 30,000,000,000
Essenhyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100%

Issue Date: 20 July 2006
Valutierungstag:

Series No: HBE0JT
Serien Nr.: HBE0JT

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das

Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

German only
ausschließlich Deutsch

■ English only
ausschließlich Englisch

English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 50,000,000 *EUR 50,000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,000 *1,000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

Notes
Schuldverschreibungen

■ **Pfandbriefe**

Mortgage Pfandbriefe
Hypothekenpfandbriefe

■ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

New Global Note
New Global Note

■ **TEFRA C**
TEFRA C

■ Permanent Global Note
Dauerglobalurkunde

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Definitive Notes
Einzelurkunden

TEFRA D
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Permanent Global Note
Dauerglobalurkunde

Definitive Notes
Einzelurkunden

Neither TEFRA D nor TEFRA C
Weder TEFRA D noch TEFRA C

Permanent Global Note
Dauerglobalurkunde

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

Coupons
Zinsscheine

Talons
Talons

Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

- ■ Clearstream Banking AG
  Neue Börsenstraße 1
  D-60487 Frankfurt am Main
- ■ Euroclear Bank S. A./N. V. (Euroclear Operator)
  1 Boulevard du Roi Albert II
  B-1210 Brussels
- ■ Clearstream Banking, société anonyme
  42 Avenue JF Kennedy
  L-1855 Luxembourg

The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

Other – (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

- ■ Unsubordinated
  Nicht-nachrangig

Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

Fixed Rate Notes
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	
■ **Floating Rate Notes** ***Variabel verzinsliche Schuldverschreibungen*** **Interest Payment Dates** ***Zinszahlungstage***	
Interest Commencement Date *Verzinsungsbeginn*	20 July 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	20 March, 20 June, 20 September and 20 December in each year from and including 20 December 2006 up to and including 20 June 2011 and on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*
Business Day Convention ***Geschäftstagskonvention***	
■ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	Adjusted
FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
Following Business Day Convention *Folgender Geschäftstag-Konvention*	
Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	London and TARGET *London und TARGET*
Rate of Interest ***Zinssatz***	
■ Screen Rate Determination *Bildschirmfeststellung*	
■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	3 month EUR-EURIBOR, save for the Interest Period from and including the Issue Date to but excluding 20 December 2006,

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone) — where the rate will be the interpolated 5-month rate.

Screen page
Bildschirmseite — Telerate Page 248
Telerate Seite 248

LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

ISDA Determination
ISDA-Feststellung

Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0.02 per cent. per annum
Marge — *0,02 % per annum*

plus
plus

■ minus
minus

Interest Determination Date
Zinsfestlegungstag

■ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

other (specify)

sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

Minimum Rate of Interest
Mindestzinssatz

Maximum Rate of Interest
Höchstzinssatz

Zero Coupon Notes
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

Dual Currency Notes
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

Instalment Notes
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Index-linked Notes
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

Credit-linked Notes
Credit-linked Notes

(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

other structured Notes
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

Actual/Actual (ICMA)

Actual/Actual (ISDA) (Actual/365)

Actual/365 (Fixed)

■ Actual/360

30/360 or 360/360 (Bond Basis)

30E/360 (Eurobond Basis)

Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET *London und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date	20 September 2011, subject to adjustment in accordance with the Modified Following Business Day Convention.

Fälligkeitstag

Redemption Month
Rückzahlungsmonat

Final Redemption Amount
Rückzahlungsbetrag

- ■ Principal amount
Nennbetrag

Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

Instalment Notes
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)

Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

Dual Currency Notes
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

Index-linked Notes
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Credit-linked Notes
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

other structured Notes
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent — Hypothekenbank in Essen AG
Emissionsstelle

Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

■ Calculation Agent — Hypothekenbank in Essen AG
Berechnungsstelle

■ Yes
Ja

No
Nein

Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

London (Financial Times)
London (Financial Times)

Luxembourg (d'Wort)
Luxemburg (d'Wort)

■ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer
Emittentin

Not Applicable
Nicht anwendbar

Form of Conditions
Form der Bedingungen

Long-Form
Nicht-konsolidierte Bedingungen

Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

German only
ausschließlich Deutsch

English only
ausschließlich Englisch

English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

Distribution rate
Ausschüttungszinssatz

Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer
Emittentin

Not Applicable
Nicht anwendbar

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

[Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

[Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

J. P. Morgan Trust Company, National Association

Other (specify)
Anderer (angeben)

Currency
Währung

EUR

USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount

Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

Actual/Actual (Actual/365)

30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

BNP Paribas Securities Services Luxembourg Branch

Hypothekenbank in Essen AG

J. P. Morgan Trust Company, National Association

Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	None *Keine*

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinance
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 50,000,000 *EUR 50,000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,100 *EUR 1.100.--*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

Common Code *Common Code*	[ ] *[ ]*
■ ISIN Code *ISIN Code*	DE000HBE0JT5 *DE000HBE0JT5*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0JT *HBE0JT*
Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield

Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

Other methods (specify)
Andere Methoden (angeben)

Historic Interest Rates
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate Page 248
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 248

Details relating to the Performance of the **[**Index**][**Formula**][**other variable**]**.
Einzelheiten hinsichtlich der Entwicklung des **[**Index**][**der Formel**][**einer anderen Variablen**]**

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

TEFRA D
TEFRA D

Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not Applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

None
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing — Not Applicable
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung — Nicht anwendbar

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

■ Not applicable
Nicht anwendbar

Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

Syndicated
Syndiziert

Subscription Agreement — Not Applicable
Übernahmevertrag — *Nicht anwendbar*

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment

Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom

■ firm commitment
feste Zusage

no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not Applicable *Nicht anwendbar*
Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	
Selling Concession (specify) *Verkaufsprovision (angeben)*	
Listing Commission *Börsenzulassungprovision*	
Other (specify) *Andere (angeben)*	
Stabilising Dealer(s)/Manager(s) *Kursstabilisierender Dealer/Manager*	Not Applicable *Nicht anwendbar*
Subscription Agreement ***Übernahmevertrag***	*Not Applicable* *Nicht anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

Luxembourg
Luxemburg

Regulated Market *"Bourse de Luxembourg"*

Euro MTF

■ Düsseldorf

Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Termin der Zulassung***	**Request**
Estimate of the total expenses related to admission to trading	EUR 1,100

Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

Luxembourg
Luxemburg

Düsseldorf

Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating ***Rating***	Requested
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	Not Applicable *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 20 July 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 20. Juli 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten

Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

21 July 2006
21. Juli 2006

Final Terms
Endgültige Bedingungen

EUR 10,000,000 Single callable Step-up Notes of 2006
due 25 July 2008
issued pursuant to the

EUR 10.000.000 Einfach kündbare Schuldverschreibungen mit Stufenzins von 2006
fällig am 25. Juli 2008
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent. *Ausgabepreis: 100,00 %* Issue Date: 25 July 2006
Tag der Begebung: 25. Juli 2006

Series No: HBE0JN
Serien Nr.: HBE0JN

Tranche No: 1
Tranche Nr.: 1

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind

erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.
Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☒ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☒ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro („EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 10,000,000 *EUR 10.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 1,000 *EUR 1.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	10,000 *10.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 1,000 *EUR 1.000*

Form
Form

☒ **Notes**
Schuldverschreibungen

☐ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☐ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**	No

New Global Note — *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes — No
Einzelurkunden — *Nein*

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street

New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	25 July 2006 *25. Juli 2006*
Rate of Interest	3.50 per cent. per annum from 25 July 2006 to 24 July 2007 (each inclusive); 4.00 per cent. per annum from 25 July 2007 to 24 July 2008 (each inclusive).
Zinssatz	*3,50% per annum vom 25. Juli 2006 bis 24. Juli 2007 (jeweils einschließlich);* *4,00% per annum vom 25. Juli 2007 bis 24. Juli 2008 (jeweils einschließlich).*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	25 July in each year *25. Juli in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	25 July 2007 *25. Juli 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	25 July 2007 *25. Juli 2007*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not applicable *Nicht anwendbar*

☐ **Floating Rate Notes** Not applicable
Variabel verzinsliche Schuldverschreibungen *Nicht anwendbar*

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☐ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)

Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes** — Not applicable
Nullkupon-Schuldverschreibungen — *Nicht anwendbar*

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes** — Not applicable
Doppelwährungs-Schuldverschreibungen — *Nicht anwendbar*

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** — Not applicable

Raten-Schuldverschreibungen (set forth details in full here) *(Einzelheiten einfügen)*	*Nicht anwendbar*
☐ **Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying)) *(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*	Not applicable *Nicht anwendbar*
☐ **Credit-linked Notes** ***Credit-linked Notes*** (set forth details in full here (including basis for calculating interest and fall back provisions)) *(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))*	Not applicable *Nicht anwendbar*
☐ **other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available)) *(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))*	Not applicable *Nicht anwendbar*

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	Clearing System and TARGET *Clearing System und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption

Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	25 July 2008 *25. Juli 2008*
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***		Yes *Ja*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***		Yes *Ja*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*		
Higher Redemption Amount *Höherer Rückzahlungsbetrag*		
Call Redemption Date(s) *Wahlrückzahlungstag (Call)*	25 July 2007 *25. Juli 2007*	
Call Redemption Amount(s) *Wahlrückzahlungsbetrag (Call)*	Total Principal Amount *Gesamtnennbetrag*	
Minimum Notice to Holders *Mindestkündigungsfrist*	5 Frankfurt Business Days *5 Frankfurter Bankarbeitstage*	
Maximum Notice to Holders *Höchstkündigungsfrist*		
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***		No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*		
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*		
Minimum Notice to Issuer *Mindestkündigungsfrist*		
Maximum Notice to Issuer (never more than 60 days)		

Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount — No
Vorzeitiger Rückzahlungsbetrag — *Nein*

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes — Not applicable
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind — *Nicht anwendbar*

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent — Hypothekenbank in Essen AG, Gildehofstraße 1, D-45127 Essen
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — Hypothekenbank in Essen AG, Gildehofstraße 1, D-45127 Essen
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)

Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES — **Not applicable**
TEIL I. B. GENUSSSCHEINE — ***Nicht anwendbar***

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE — **Not applicable**
TEIL I. C.: GLOBALPFANDBRIEFE — ***Nicht anwendbar***

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	See "Use of Proceeds" in the Prospectus
Gründe für das Angebot	*Siehe „Use of Proceeds" im Prospekt*
Estimated net proceeds	EUR 10,000,000
Geschätzter Nettobetrag der Erträge	*EUR 10.000.000*
Estimated total expenses of the issue	EUR 1,000
Geschätzte Gesamtkosten der Emission	*EUR 1.000*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility

Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code	026075742
Common Code	*026075742*
☒ ISIN Code	DE000HBE0JN8
ISIN Code	*DE000HBE0JN8*
☒ German Securities Code	HBE0JN
Wertpapier-Kenn-Nummer (WKN)	*HBE0JN*
☐ Any other securities number	
Sonstige Wertpapier-Kenn-Nummer	

Yield
Rendite

Yield (if Notes are not redeemed prior to maturity)	3.75 per cent. per annum
Rendite (sofern die Schuldverschreibungen nicht vor Endfälligkeit gekündigt werden)	*3,75 % per annum*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** Not applicable
Zinssätze der Vergangenheit *Nicht anwendbar*

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index Not applicable
Bezeichnung des Index *Nicht anwendbar*

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

none
keine

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

none
keine

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made

Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortium (Name und Adresse angeben)

DZ BANK AG
Deutsche Zentral-Genossen-schaftsbank, Frankfurt am Main
Platz der Republik
D-60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions

Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Not Applicable
keineNicht anwendbar

Selling Concession (specify)
Verkaufsprovision (angeben)

Not Applicable
Nicht anwendbar

Listing Commission
Börsenzulassungprovision

Not Applicable
Nicht anwendbar

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s)
Kursstabilisierender Dealer/Manager

DZ BANK AG
Deutsche Zentral-Genossen-schaftsbank, Frankfurt am Main
Platz der Republik
D-60265 Frankfurt am Main

Subscription Agreement
Übernahmevertrag

Not applicable
Nicht anwendbar

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s)
Börsenzulassung(en)

Yes
Ja

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission
Datum der Zulassung

has been applied for
ist beantragt

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

EUR 1,000
EUR 1.000

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating ***Rating***	has been applied for *ist beantragt*
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	
Listing: ***Börsenzulassung:***	Düsseldorf *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 25 July 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 25. Juli 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

Die Bestimmungen dieser Emissionsbedingungen gelten für diese Schuldverschreibungen so, wie sie durch die Angaben de beigefügten endgültigen Bedingungen (die "Endgültigen Bedingungen") vervollständigt, geändert, ergänzt oder ganz oder teilweise ersetzt werden. Die Leerstellen in den auf die Schuldverschreibungen anwendbaren Bestimmungen dieser Emissionsbedingungen gelten als durch die in den Endgültigen Bedingungen enthaltenen Angaben ausgefüllt, als ob die Leerstellen in den betreffenden Bestimmungen durch diese Angaben ausgefüllt wären; sofern die Endgültigen Bedingungen die Änderung, Ergänzung oder (vollständige oder teilweise) Ersetzung von Bestimmungen dieser Emissionsbedingungen vorsieht, gelten die betreffenden Bestimmungen dieser Emissionsbedingungen als entsprechend geändert, ergänzt oder ersetzt; alternative oder wählbare Bestimmungen dieser Emissionsbedingungen, deren Entsprechungen in den Endgültigen Bedingungen nicht ausdrücklich ausgefüllt oder die gestrichen sind, gelten als aus diesen Emissionsbedingungen gestrichen; sämtliche auf die Schuldverschreibungen nicht anwendbaren Bestimmungen dieser Emissionsbedingungen (einschließlich der Anweisungen, Anmerkungen und der Texte in eckigen Klammern) gelten als aus diesen Emissionsbedingungen gestrichen, so dass die Bestimmungen der Endgültigen Bedingungen Geltung erhalten.

Kopien der Endgültigen Bedingungen sind kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle erhältlich; bei nicht an einer Börse notierten Schuldverschreibungen sind Kopien der anwendbaren Endgültigen Bedingungen allerdings ausschließlich für die Gläubiger solcher Schuldverschreibungen erhältlich.

EMISSIONSBEDINGUNGEN FÜR SCHULDVERSCHREIBUNGEN (AUSGENOMMEN PFANDBRIEFE UND GENUSSSCHEINE)

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie HBE0JN von Schuldverschreibungen (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Euro (die "festgelegte Währung") im Gesamtnennbetrag von Euro 10.000.000 (in Worten:Euro zehn Millionen) in Stückelungen von Euro 1.000 (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft (jede eine "Globalurkunde").

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Schuldverschreibungen verbriefende Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet folgendes: Clearstream Banking AG ("CBF").

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Die Schuldverschreibungen begründen nicht besicherte und nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind.

§ 3
ZINSEN

(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom 25. Juli 2006 (einschließlich) bis zum 25. Juli 2007 (ausschließlich) mit jährlich 3,50% und vom 25. Juli 2007 (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich 4,00%. Die Zinsen sind nachträglich am 25. Juli eines jeden Jahres zahlbar (jeweils ein "Zinszahlungstag"). Die erste Zinszahlung erfolgt am 25. Juli 2007.

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).

(4) *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"):

die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Euro.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital und Zinsen.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; den vorzeitigen Rückzahlungsbetrag der Schuldverschreibungen; den Wahl-Rückzahlungsbetrag (Call) der Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge. Bezugnahmen in diesen Emissionsbedingungen auf Zinsen auf Schuldverschreibungen sollen, soweit anwendbar, sämtliche gemäß § 7 zahlbaren zusätzlichen Beträge einschließen.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

(1) *Rückzahlung bei Endfälligkeit.*

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 25. Juli 2008 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

(2) *Vorzeitige Rückzahlung aus steuerlichen Gründen.* Die Schuldverschreibungen können insgesamt, jedoch nicht teilweise, nach Wahl der Emittentin mit einer Kündigungsfrist von nicht weniger als 30 und nicht mehr als 60 Tagen gegenüber der Emissionsstelle und gemäß § 12 gegenüber den Gläubigern vorzeitig gekündigt und zu ihrem vorzeitigen Rückzahlungsbetrag (wie nachstehend definiert) zuzüglich bis zum für die Rückzahlung festgesetzten Tag aufgelaufener Zinsen zurückgezahlt werden, falls die Emittentin als Folge einer Änderung oder Ergänzung der Steuer- oder Abgabengesetze und -vorschriften der Bundesrepublik Deutschland oder deren politischen Untergliederungen oder Steuerbehörden oder als Folge einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze und Vorschriften (vorausgesetzt diese Änderung oder Ergänzung wird am oder nach dem Tag, an dem die letzte Tranche dieser Serie von Schuldverschreibungen begeben wird wirksam) am nächstfolgenden Zinszahlungstag (wie in § 3(1) definiert) zur Zahlung von zusätzlichen Beträgen (wie in § 7 dieser Bedingungen definiert) verpflichtet sein wird und diese Verpflichtung nicht durch das Ergreifen vernünftiger der Emittentin zur Verfügung stehender Maßnahmen vermieden werden kann.

Eine solche Kündigung darf allerdings nicht (i) früher als 90 Tage vor dem frühestmöglichen Termin erfolgen, an dem die Emittentin verpflichtet wäre, solche zusätzlichen Beträge zu zahlen, falls eine Zahlung auf die Schuldverschreibungen dann fällig sein würde, oder (ii) erfolgen, wenn zu dem Zeitpunkt, zu dem die Kündigung erfolgt, die Verpflichtung zur Zahlung von zusätzlichen Beträgen nicht mehr wirksam ist.

Eine solche Kündigung hat gemäß § 12 zu erfolgen. Sie ist unwiderruflich, muss den für die Rückzahlung festgelegten Termin nennen und eine zusammenfassende Erklärung enthalten, welche die das Rückzahlungsrecht der Emittentin begründenden Umstände darlegt.

(3) *Vorzeitige Rückzahlung nach Wahl der Emittentin.*

(a) Die Emittentin kann, nachdem sie gemäß Absatz (b) gekündigt hat, die Schuldverschreibungen insgesamt am Wahl-Rückzahlungstag (Call) zum Wahl-Rückzahlungsbetrag (Call), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Call) (ausschließlich) aufgelaufenen Zinsen zurückzahlen.

Wahl-Rückzahlungstag (Call)	Wahl-Rückzahlungsbetrag (Call)
25. Juli 2007	Gesamtnennbetrag

(b) Die Kündigung ist den Gläubigern der Schuldverschreibungen durch die Emittentin gemäß § 12 bekannt zu geben. Sie beinhaltet die folgenden Angaben:

(i) die zurückzuzahlende Serie von Schuldverschreibungen;

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzteren Fall den Gesamtnennbetrag der zurückzuzahlenden Schuldverschreibungen;

(iii) den Wahl-Rückzahlungstag (Call), der nicht weniger als 3 Frankfurter Bankarbeitstage nach dem Tag der Kündigung durch die Emittentin gegenüber den Gläubigern liegen darf; und

(iv) den Wahl-Rückzahlungsbetrag (Call), zu dem die Schuldverschreibungen zurückgezahlt werden.

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückzuzahlenden Schuldverschreibungen in Übereinstimmung mit den Regeln des betreffenden

Clearing Systems ausgewählt.

(5) *Vorzeitiger Rückzahlungsbetrag.*

Für die Zwecke von Absatz 2 dieses § 5 und § 9, entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag.

§ 6
DIE EMISSIONSSTELLE UND DIE ZAHLSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle und die anfänglich bestellte Zahlstelle und deren jeweilige bezeichnete Geschäftsstelle lauten wie folgt:

Emissionsstelle:	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße 1 D-45127 Essen
Zahlstelle:	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße 1 D-45127 Essen

Die Emissionsstelle und die Zahlstelle behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Emissionsstelle unterhalten, (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten und (iii) solange die Schuldverschreibungen an der Düsseldorfer Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Düsseldorf und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 12 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall wird die Emittentin diejenigen zusätzlichen Beträge (die "zusätzlichen Beträge") zahlen, die erforderlich sind, damit die den Gläubigern zufließenden Nettobeträge nach einem solchen Einbehalt oder Abzug jeweils den Beträgen entsprechen, die ohne einen solchen Einbehalt oder Abzug von den Gläubigern empfangen worden wären; die Verpflichtung zur Zahlung solcher zusätzlichen Beträge besteht jedoch nicht für solche Steuern und Abgaben, die:

(a) von einer als Depotbank oder Inkassobeauftragter des Anleihegläubigers handelnden Person oder sonst auf andere Weise zu entrichten sind als dadurch, dass der Emittent aus den von ihm zu leistenden Zahlungen von Kapital oder Zinsen einen Abzug oder Einbehalt vornimmt; oder

(b) wegen einer gegenwärtigen oder früheren persönlichen oder geschäftlichen Beziehung des Gläubigers zu der Bundesrepublik Deutschland zu zahlen sind, und nicht allein deshalb, weil Zahlungen auf die Schuldverschreibungen aus Quellen in der Bundesrepublik Deutschland stammen

(oder für Zwecke der Besteuerung so behandelt werden) oder dort besichert sind; oder

(c) aufgrund einer Rechtsänderung zu zahlen sind, welche später als 30 Tage nach Fälligkeit der betreffenden Zahlung oder, wenn dies später erfolgt, ordnungsgemäßer Bereitstellung aller fälligen Beträge und einer diesbezüglichen Bekanntmachung gemäß § 12 wirksam wird; oder

(d) aufgrund (i) einer Richtlinie oder Verordnung der Europäischen Union betreffend die Besteuerung von Zinserträgen oder (ii) einer zwischenstaatlichen Vereinbarung über deren Besteuerung, an der die Bundesrepublik Deutschland oder die Europäische Union beteiligt ist, oder (iii) einer gesetzlichen Vorschrift, die diese Richtlinie, Verordnung oder Vereinbarung umsetzt oder befolgt, abzuziehen oder einzubehalten sind.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
KÜNDIGUNG

(1) *Kündigungsgründe.* Jeder Gläubiger ist berechtigt, seine Schuldverschreibung zu kündigen und deren sofortige Rückzahlung zu ihrem vorzeitigen Rückzahlungsbetrag (wie in § 5 beschrieben), zuzüglich etwaiger bis zum Tage der Rückzahlung aufgelaufener Zinsen zu verlangen, falls:

(a) die Emittentin Kapital oder Zinsen nicht innerhalb von 30 Tagen nach dem betreffenden Fälligkeitstag zahlt; oder

(b) die Emittentin die ordnungsgemäße Erfüllung irgendeiner anderen Verpflichtung aus den Schuldverschreibungen unterlässt und diese Unterlassung nicht geheilt werden kann oder, falls sie geheilt werden kann, länger als 30 Tage fortdauert, nachdem die Emissionsstelle hierüber eine Benachrichtigung von einem Gläubiger erhalten hat; oder

(c) die Emittentin ihre Zahlungsunfähigkeit bekannt gibt oder ihre Zahlungen einstellt; oder

(d) ein Gericht ein Insolvenzverfahren gegen die Emittentin eröffnet, oder die Emittentin ein solches Verfahren einleitet oder beantragt oder eine allgemeine Schuldenregelung zugunsten ihrer Gläubiger anbietet oder trifft; oder

(e) die Emittentin in Liquidation tritt, es sei denn, dies geschieht im Zusammenhang mit einer Verschmelzung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft und diese Gesellschaft übernimmt alle Verpflichtungen, die die Emittentin im Zusammenhang mit diesen Schuldverschreibungen eingegangen ist; oder

(f) in der Bundesrepublik Deutschland irgendein Gesetz, eine Verordnung oder behördliche Anordnung erlassen wird oder ergeht, aufgrund derer die Emittentin daran gehindert wird, die von ihr gemäß diesen Emissionsbedingungen übernommenen Verpflichtungen in vollem Umfang zu beachten und zu erfüllen und diese Lage nicht binnen 90 Tagen behoben ist.

Das Kündigungsrecht erlischt, falls der Kündigungsgrund vor Ausübung des Rechts geheilt wurde.

(2) *Bekanntmachung.* Eine Benachrichtigung, einschließlich einer Kündigung der Schuldverschreibungen gemäß vorstehendem Absatz 1 ist schriftlich in deutscher oder englischer Sprache gegenüber der Emissionsstelle zu erklären und persönlich oder per Einschreiben an deren bezeichnete Geschäftsstelle zu übermitteln. Der Benachrichtigung ist ein Nachweis beizufügen, aus dem sich ergibt, dass der betreffende Gläubiger zum Zeitpunkt der Abgabe der Benachrichtigung Inhaber der betreffenden Schuldverschreibung ist. Der Nachweis kann durch eine Bescheinigung der Depotbank (wie in § 13 (4) definiert) oder auf andere geeignete Weise erbracht werden.

§ 10
ERSETZUNG

(1) *Ersetzung.* Die Emittentin ist jederzeit berechtigt, sofern sie sich nicht mit einer Zahlung von Kapital oder Zinsen auf die Schuldverschreibungen in Verzug befindet, ohne Zustimmung der Gläubiger ein mit ihr verbundenes Unternehmen (wie unten definiert) an ihrer Stelle als

Hauptschuldnerin (die "Nachfolgeschuldnerin") für alle Verpflichtungen aus und im Zusammenhang mit dieser Emission einzusetzen, vorausgesetzt, dass:

(a) die Nachfolgeschuldnerin alle Verpflichtungen der Emittentin in bezug auf die Schuldverschreibungen übernimmt;

(b) die Emittentin und die Nachfolgeschuldnerin alle erforderlichen Genehmigungen erlangt haben und berechtigt sind, an die Emissionsstelle die zur Erfüllung der Zahlungsverpflichtungen aus den Schuldverschreibungen zahlbaren Beträge in der hierin festgelegten Währung zu zahlen, ohne verpflichtet zu sein, jeweils in dem Land, in dem die Nachfolgeschuldnerin oder die Emittentin ihren Sitz oder Steuersitz haben, erhobene Steuern oder andere Abgaben jeder Art abzuziehen oder einzubehalten;

(c) die Nachfolgeschuldnerin sich verpflichtet hat, jeden Gläubiger hinsichtlich solcher Steuern, Abgaben oder behördlichen Lasten freizustellen, die einem Gläubiger bezüglich der Ersetzung auferlegt werden;

(d) die Emittentin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die sicherstellen, dass jeder Gläubiger wirtschaftlich mindestens so gestellt wird, wie er ohne eine Ersetzung stehen würde; und

(d) der Emissionsstelle ein oder mehrere Rechtsgutachten von anerkannten Rechtsanwälten vorgelegt werden, die bestätigen, dass die Bestimmungen in den vorstehenden Unterabsätzen (a), (b), (c) und (d) erfüllt wurden.

Für die Zwecke dieses § 10 bedeutet "verbundenes Unternehmen" ein verbundenes Unternehmen im Sinne von § 15 Aktiengesetz.

(2) *Bekanntmachung.* Jede Ersetzung ist gemäß § 12 bekannt zu machen.

(3) *Änderung von Bezugnahmen.* Im Fall einer Ersetzung gilt jede Bezugnahme in diesen Emissionsbedingungen auf die Emittentin ab dem Zeitpunkt der Ersetzung als Bezugnahme auf die Nachfolgeschuldnerin und jede Bezugnahme auf das Land, in dem die Emittentin ihren Sitz oder Steuersitz hat, gilt ab diesem Zeitpunkt als Bezugnahme auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat. Des weiteren gilt im Fall einer Ersetzung folgendes:

(a) in § 7 und § 5(2) gilt eine alternative Bezugnahme auf die Bundesrepublik Deutschland als aufgenommen (zusätzlich zu der Bezugnahme nach Maßgabe des vorstehenden Satzes auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat);

(b) in § 9(1)(c) bis (f) gilt eine alternative Bezugnahme auf die Emittentin in ihrer Eigenschaft als Garantin als aufgenommen (zusätzlich zu der Bezugnahme auf die Nachfolgeschuldnerin);

(c) in § 9(1) gilt ein weiterer Kündigungsgrund als aufgenommen, der dann besteht, wenn die Garantie gemäß Absatz 1 (d) aus irgendeinem Grund nicht mehr gilt.

§ 11
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu

entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 12
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in Deutschland, voraussichtlich *Börsen-Zeitung* zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System*

Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der Düsseldorfer Börse zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

§ 13
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 14
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst.

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FINAL TERMS
ENDGÜLTIGE BEDINGUNGEN

25 July 2006

Final Terms
Endgültige Bedingungen

EUR 10,000,000 Floating Rate Public-Sector Pfandbriefe due 30 June 2014
issued pursuant to the

begeben aufgrund des

Euro 30,000,000,000
Essenhyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100%

Issue Date: 27 July 2006
Valutierungstag: 27 Juli 2006

Series No: HBE0JM
Serien Nr.: HBE0JM

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das

Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Intemetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS

I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

- ■ Long-Form
  Nicht-konsolidierte Bedingungen
- Integrated
  Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

- German only
  ausschließlich Deutsch
- ■ English only
  ausschließlich Englisch
- English and German (English controlling)
  Englisch und Deutsch (englischer Text maßgeblich)
- German and English (German controlling)
  Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 10,000,000 *EUR 10.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	200 *200*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

Notes
Schuldverschreibungen

■ **Pfandbriefe**

Mortgage Pfandbriefe
Hypothekenpfandbriefe

■ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

■ **TEFRA C**
TEFRA C

■ Permanent Global Note
Dauerglobalurkunde

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Definitive Notes
Einzelurkunden

TEFRA D
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Permanent Global Note
Dauerglobalurkunde

Definitive Notes
Einzelurkunden

Neither TEFRA D nor TEFRA C
Weder TEFRA D noch TEFRA C

Permanent Global Note
Dauerglobalurkunde

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

Coupons
Zinsscheine

Talons
Talons

Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

■ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

■ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

□ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

Other – (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

■ Unsubordinated
Nicht-nachrangig

Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

Fixed Rate Notes
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	
■ **Floating Rate Notes** ***Variabel verzinsliche Schuldverschreibungen*** **Interest Payment Dates** ***Zinszahlungstage***	
Interest Commencement Date *Verzinsungsbeginn*	27 July 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	20 March, 20 June, 20 September and 20 December in each year from and including 20 September 2006 up to and including 20 March 2014 and on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*
Business Day Convention ***Geschäftstagskonvention***	
■ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	Adjusted
FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
Following Business Day Convention *Folgender Geschäftstag-Konvention*	
Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	London and TARGET *London und TARGET*
Rate of Interest ***Zinssatz***	
■ Screen Rate Determination *Bildschirmfeststellung*	
■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	3 month EUR-EURIBOR, save for (i) the Interest Period from and including the Issue Date to but excluding 20 September 2006,

where the rate will be interpolated by means of straight-line interpolation of the 1- and 2-month rate, and (ii) the Interest Period from and including 20 March 2014 to but excluding the Maturity Date where the rate will be interpolated by means of straight-line interpolation of the 3- and 4-month rates.

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

Telerate Page 248
Telerate Seite 248

LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

ISDA Determination
ISDA-Feststellung

Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

0.01 per cent. per annum
0,01 % per annum

plus
plus

■ minus
minus

Interest Determination Date

Zinsfestlegungstag

- ■ second Business Day prior to commencement of Interest Period
  zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

  first day of each Interest Period
  erster Tag der jeweiligen Zinsperiode

  other (specify)
  sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

Minimum Rate of Interest
Mindestzinssatz

Maximum Rate of Interest
Höchstzinssatz

Zero Coupon Notes
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

Dual Currency Notes
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

Instalment Notes
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Index-linked Notes
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))

(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

Credit-linked Notes
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

other structured Notes
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

Actual/Actual (ICMA)

Actual/Actual (ISDA) (Actual/365)

Actual/365 (Fixed)

■ Actual/360

30/360 or 360/360 (Bond Basis)

30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET *London und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**

Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date *Fälligkeitstag*	30 June 2014, subject to adjustment in accordance with the Modified Following Business Day Convention.
Redemption Month *Rückzahlungsmonat*	
Final Redemption Amount *Rückzahlungsbetrag*	
■ Principal amount *Nennbetrag*	
Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
Instalment Notes ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	
Instalment Amount(s) *Rate(n)*	
Early Redemption ***Vorzeitige Rückzahlung***	
Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	
Minimum Notice to Holders *Mindestkündigungsfrist*	
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder	**No**

Vorzeitige Rückzahlung nach Wahl des Gläubigers ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

Dual Currency Notes
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

Index-linked Notes
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Credit-linked Notes
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

other structured Notes
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent *Emissionsstelle*	BNP Paribas Securities Services, Luxembourg Branch
Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	
■ Calculation Agent *Berechnungsstelle*	BNP Paribas Securities Services, Luxembourg Branch

■ Yes
Ja

No
Nein

Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

London (Financial Times)
London (Financial Times)

■ Luxembourg (d'Wort)
Luxemburg (d'Wort)

Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	**Luxembourg Stock Exchange**
Internet Address *Internetadresse*	**www.bourse.lu**
Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer
Emittentin

Not Applicable
Nicht anwendbar

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer | Not Applicable
Emittentin | *Nicht anwendbar*

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount

Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	None *Keine*

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

□ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinance
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 10,000,000 *EUR 10.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 4,500 *EUR 4,500*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

■ Common Code *Common Code*	026050120 *026050120*
■ ISIN Code *ISIN Code*	XS0260501209 *XS0260501209*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0JM *HBE0JM*
Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield

Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

Other methods (specify)
Andere Methoden (angeben)

Historic Interest Rates
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate Page 248
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 248

Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

TEFRA D
TEFRA D

Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not Applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

None
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing — Not Applicable
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung — Nicht anwendbar

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

Syndicated
Syndiziert

Subscription Agreement / ***Übernahmevertrag*** — Not Applicable / *Nicht anwendbar*

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment

Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom

■ firm commitment
feste Zusage

no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not Applicable *Nicht anwendbar*

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

■ Luxembourg
Luxemburg

■ Regulated Market *"Bourse de Luxembourg"*

Euro MTF

Düsseldorf

Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Termin der Zulassung***	Requested for 27 July 2006
Estimate of the total expenses related to admission to trading	EUR 4,500

Geschätzte Gesamtkosten für die Zulassung zum Handel *EUR 4,500*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

Luxembourg
Luxemburg

Düsseldorf

Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating Requested
Rating

Other relevant terms and conditions (specify) Not Applicable
Andere relevante Bestimmungen (einfügen) *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 27 July 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 27. Juli 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten

Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

31 July 2006
31. Juli 2006

Final Terms
Endgültige Bedingungen

EUR 100,000,000 4.155 per cent. Fixed Rate Public Sector Pfandbriefe due 2 August 2016
issued pursuant to the

EUR 100.000.000 4,155 % festverzinsliche Öffentliche Pfandbriefe fällig am 2. August 2016
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100.00 %

Issue Date: 2 August 2006
Tag der Begebung: 2. August 2006

Series No: **HBE0JV**
*Serien Nr.: **HBE0JV***

These are the Final Terms of an issue of Notes under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

■ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 100,000,000 *EUR 100.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 1,000 *EUR 1.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	100,000 x EUR 1,000 *100.000 x EUR 1.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	

Form
Form

☐ **Notes**
Schuldverschreibungen

■ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

■ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**	No

New Global Note | *Nein*

- ■ **TEFRA C**
  TEFRA C
  - ■ Permanent Global Note
    Dauerglobalurkunde
  - ☐ Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:
    - ☐ Definitive Notes
      Einzelurkunden
- ☐ **TEFRA D**
  TEFRA D

  Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:
  - ☐ Permanent Global Note
    Dauerglobalurkunde
  - ☐ Definitive Notes
    Einzelurkunden
- ☐ **Neither TEFRA D nor TEFRA C**
  Weder TEFRA D noch TEFRA C
  - ☐ Permanent Global Note
    Dauerglobalurkunde
  - ☐ Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:
    - ☐ Definitive Notes
      Einzelurkunden

Definitive Notes | **No**
Einzelurkunden | ***Nein***

- ☐ Coupons
  Zinsscheine
- ☐ Talons
  Talons
- ☐ Receipts
  Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

- ■ Clearstream Banking AG
  Neue Börsenstraße 1
  D-60487 Frankfurt am Main
- ■ Euroclear Bank S. A./N. V. (Euroclear Operator)
  1 Boulevard du Roi Albert II
  B-1210 Brussels
- ■ Clearstream Banking, société anonyme
  42 Avenue JF Kennedy
  L-1855 Luxembourg
- ☐ The Depository Trust Company
  55 Water Street

New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

■ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

■ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	2 August 2006 *2. August 2006*
Rate of Interest	4.155 per cent. per annum from 2 August 2006 (inclusive) to 2 August 2016 (exclusive); payable annually in arrear.
Zinssatz	*4,155 % per annum vom 2. August 2006 (einschließlich) bis 2. August 2016 (ausschließlich); zahlbar jährlich nachträglich.*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	2 August in each year *2. August in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	2 August 2007 *2. August 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	2 August 2015 *2. August 2015*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)

Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

- ☐ Modified Following Business Day Convention
  Modifizierte Folgender Geschäftstag-Konvention
- ☐ FRN Convention (specify period(s)
  FRN Konvention (Zeitraum angeben)
- ■ Following Business Day Convention — Unadjusted
  Folgender Geschäftstag-Konvention — *Nicht adjustiert*
- ☐ Preceding Business Day Convention
  Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — TARGET
Relevante Finanzzentren — *TARGET*

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

- ☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
  EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

  Screen page
  Bildschirmseite
- ☐ LIBOR (London time/London Business Day London Interbank Market)
  LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

  Screen page
  Bildschirmseite
- ☐ Other (specify)
  Sonstige (angeben)

  Screen page
  Bildschirmseite
- ☐ Formula
  Formel
  (set forth details in full here or in an attachment)
  (Einzelheiten hier oder in einer Anlage einfügen)

  Reference Banks (if other than as specified in § 3(2)) (specify)
  Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie

Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

■ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☐ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date *Fälligkeitstag*	2 August 2016 *2. August 2016*
■ Redemption Month *Rückzahlungsmonat*	August *August*

☐ Final Redemption Amount

Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	25 July 2008 *25. Juli 2008*
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	Yes *Ja*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	Yes *Ja*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag (Call)*	25 July 2007 *25. Juli 2007*
Call Redemption Amount(s) *Wahlrückzahlungsbetrag (Call)*	Total Principal Amount *Gesamtnennbetrag*
Minimum Notice to Holders *Mindestkündigungsfrist*	5 Frankfurt Business Days *5 Frankfurter Bankarbeitstage*
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	
Minimum Notice to Issuer *Mindestkündigungsfrist*	
Maximum Notice to Issuer (never more than 60 days)	

Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	No *Nein*

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes	Not applicable
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind	*Nicht anwendbar*

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen
☒ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)

Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES **Not applicable**
TEIL I. B. GENUSSSCHEINE ***Nicht anwendbar***

Issuer **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE — **Not applicable**
TEIL I. C.: GLOBALPFANDBRIEFE — ***Nicht anwendbar***

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer
Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	See "Use of Proceeds" in the Prospectus
Gründe für das Angebot	*Siehe „Use of Proceeds" im Prospekt*
Estimated net proceeds	EUR 10,000,000
Geschätzter Nettobetrag der Erträge	*EUR 10.000.000*
Estimated total expenses of the issue	EUR 1,000
Geschätzte Gesamtkosten der Emission	*EUR 1.000*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility

Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code	026075742
Common Code	*026075742*
☒ ISIN Code	DE000HBE0JN8
ISIN Code	*DE000HBE0JN8*
☒ German Securities Code	HBE0JN
Wertpapier-Kenn-Nummer (WKN)	*HBE0JN*
☐ Any other securities number	
Sonstige Wertpapier-Kenn-Nummer	

Yield
Rendite

Yield (if Notes are not redeemed prior to maturity)	3.75 per cent. per annum
Rendite (sofern die Schuldverschreibungen nicht vor Endfälligkeit gekündigt werden)	*3,75 % per annum*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** ***Zinssätze der Vergangenheit***	Not applicable *Nicht anwendbar*

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index *Bezeichnung des Index*	Not applicable *Nicht anwendbar*

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

none
keine

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

none
keine

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made

Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortium (Name und Adresse angeben)

DZ BANK AG
Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Platz der Republik
D-60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions

Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	Not Applicable *keineNicht anwendbar*
Selling Concession (specify) *Verkaufsprovision (angeben)*	Not Applicable *Nicht anwendbar*
Listing Commission *Börsenzulassungprovision*	Not Applicable *Nicht anwendbar*
Other (specify) *Andere (angeben)*	
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	DZ BANK AG Deutsche Zentral-Genossen-schaftsbank, Frankfurt am Main Platz der Republik D-60265 Frankfurt am Main
Subscription Agreement ***Übernahmevertrag***	Not applicable *Nicht anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

  ☐ Regulated Market

  ☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	has been applied for *ist beantragt*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 1,000 *EUR 1.000*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating ***Rating***	has been applied for *ist beantragt*
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	
Listing: ***Börsenzulassung:***	Düsseldorf *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 25 July 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 25. Juli 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

Die Bestimmungen dieser Emissionsbedingungen gelten für diese Schuldverschreibungen so, wie sie durch die Angaben de beigefügten endgültigen Bedingungen (die "Endgültigen Bedingungen") vervollständigt, geändert, ergänzt oder ganz oder teilweise ersetzt werden. Die Leerstellen in den auf die Schuldverschreibungen anwendbaren Bestimmungen dieser Emissionsbedingungen gelten als durch die in den Endgültigen Bedingungen enthaltenen Angaben ausgefüllt, als ob die Leerstellen in den betreffenden Bestimmungen durch diese Angaben ausgefüllt wären; sofern die Endgültigen Bedingungen die Änderung, Ergänzung oder (vollständige oder teilweise) Ersetzung von Bestimmungen dieser Emissionsbedingungen vorsieht, gelten die betreffenden Bestimmungen dieser Emissionsbedingungen als entsprechend geändert, ergänzt oder ersetzt; alternative oder wählbare Bestimmungen dieser Emissionsbedingungen, deren Entsprechungen in den Endgültigen Bedingungen nicht ausdrücklich ausgefüllt oder die gestrichen sind, gelten als aus diesen Emissionsbedingungen gestrichen; sämtliche auf die Schuldverschreibungen nicht anwendbaren Bestimmungen dieser Emissionsbedingungen (einschließlich der Anweisungen, Anmerkungen und der Texte in eckigen Klammern) gelten als aus diesen Emissionsbedingungen gestrichen, so dass die Bestimmungen der Endgültigen Bedingungen Geltung erhalten.

Kopien der Endgültigen Bedingungen sind kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle erhältlich; bei nicht an einer Börse notierten Schuldverschreibungen sind Kopien der anwendbaren Endgültigen Bedingungen allerdings ausschließlich für die Gläubiger solcher Schuldverschreibungen erhältlich.

EMISSIONSBEDINGUNGEN FÜR SCHULDVERSCHREIBUNGEN (AUSGENOMMEN PFANDBRIEFE UND GENUSSSCHEINE)

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie HBE0JN von Schuldverschreibungen (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Euro (die "festgelegte Währung") im Gesamtnennbetrag von Euro 10.000.000 (in Worten:Euro zehn Millionen) in Stückelungen von Euro 1.000 (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft (jede eine "Globalurkunde").

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Schuldverschreibungen verbriefende Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet folgendes: Clearstream Banking AG ("CBF").

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Die Schuldverschreibungen begründen nicht besicherte und nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind.

§ 3
ZINSEN

(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom 25. Juli 2006 (einschließlich) bis zum 25. Juli 2007 (ausschließlich) mit jährlich 3,50% und vom 25. Juli 2007 (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich 4,00%. Die Zinsen sind nachträglich am 25. Juli eines jeden Jahres zahlbar (jeweils ein "Zinszahlungstag"). Die erste Zinszahlung erfolgt am 25. Juli 2007.

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).

(4) *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"):

die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Euro.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital und Zinsen.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; den vorzeitigen Rückzahlungsbetrag der Schuldverschreibungen; den Wahl-Rückzahlungsbetrag (Call) der Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge. Bezugnahmen in diesen Emissionsbedingungen auf Zinsen auf Schuldverschreibungen sollen, soweit anwendbar, sämtliche gemäß § 7 zahlbaren zusätzlichen Beträge einschließen.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

(1) *Rückzahlung bei Endfälligkeit.*

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 25. Juli 2008 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

(2) *Vorzeitige Rückzahlung aus steuerlichen Gründen.* Die Schuldverschreibungen können insgesamt, jedoch nicht teilweise, nach Wahl der Emittentin mit einer Kündigungsfrist von nicht weniger als 30 und nicht mehr als 60 Tagen gegenüber der Emissionsstelle und gemäß § 12 gegenüber den Gläubigern vorzeitig gekündigt und zu ihrem vorzeitigen Rückzahlungsbetrag (wie nachstehend definiert) zuzüglich bis zum für die Rückzahlung festgesetzten Tag aufgelaufener Zinsen zurückgezahlt werden, falls die Emittentin als Folge einer Änderung oder Ergänzung der Steuer- oder Abgabengesetze und -vorschriften der Bundesrepublik Deutschland oder deren politischen Untergliederungen oder Steuerbehörden oder als Folge einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze und Vorschriften (vorausgesetzt diese Änderung oder Ergänzung wird am oder nach dem Tag, an dem die letzte Tranche dieser Serie von Schuldverschreibungen begeben wird wirksam) am nächstfolgenden Zinszahlungstag (wie in § 3(1) definiert) zur Zahlung von zusätzlichen Beträgen (wie in § 7 dieser Bedingungen definiert) verpflichtet sein wird und diese Verpflichtung nicht durch das Ergreifen vernünftiger der Emittentin zur Verfügung stehender Maßnahmen vermieden werden kann.

Eine solche Kündigung darf allerdings nicht (i) früher als 90 Tage vor dem frühestmöglichen Termin erfolgen, an dem die Emittentin verpflichtet wäre, solche zusätzlichen Beträge zu zahlen, falls eine Zahlung auf die Schuldverschreibungen dann fällig sein würde, oder (ii) erfolgen, wenn zu dem Zeitpunkt, zu dem die Kündigung erfolgt, die Verpflichtung zur Zahlung von zusätzlichen Beträgen nicht mehr wirksam ist.

Eine solche Kündigung hat gemäß § 12 zu erfolgen. Sie ist unwiderruflich, muss den für die Rückzahlung festgelegten Termin nennen und eine zusammenfassende Erklärung enthalten, welche die das Rückzahlungsrecht der Emittentin begründenden Umstände darlegt.

(3) *Vorzeitige Rückzahlung nach Wahl der Emittentin.*

(a) Die Emittentin kann, nachdem sie gemäß Absatz (b) gekündigt hat, die Schuldverschreibungen insgesamt am Wahl-Rückzahlungstag (Call) zum Wahl-Rückzahlungsbetrag (Call), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Call) (ausschließlich) aufgelaufenen Zinsen zurückzahlen.

Wahl-Rückzahlungstag (Call)	Wahl-Rückzahlungsbetrag (Call)
25. Juli 2007	Gesamtnennbetrag

(b) Die Kündigung ist den Gläubigern der Schuldverschreibungen durch die Emittentin gemäß § 12 bekannt zu geben. Sie beinhaltet die folgenden Angaben:

(i) die zurückzuzahlende Serie von Schuldverschreibungen;

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzteren Fall den Gesamtnennbetrag der zurückzuzahlenden Schuldverschreibungen;

(iii) den Wahl-Rückzahlungstag (Call), der nicht weniger als 3 Frankfurter Bankarbeitstage nach dem Tag der Kündigung durch die Emittentin gegenüber den Gläubigern liegen darf; und

(iv) den Wahl-Rückzahlungsbetrag (Call), zu dem die Schuldverschreibungen zurückgezahlt werden.

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückzuzahlenden Schuldverschreibungen in Übereinstimmung mit den Regeln des betreffenden

Clearing Systems ausgewählt.

(5) *Vorzeitiger Rückzahlungsbetrag.*

Für die Zwecke von Absatz 2 dieses § 5 und § 9, entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag.

§ 6
DIE EMISSIONSSTELLE UND DIE ZAHLSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle und die anfänglich bestellte Zahlstelle und deren jeweilige bezeichnete Geschäftsstelle lauten wie folgt:

Emissionsstelle:	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße 1 D-45127 Essen
Zahlstelle:	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße 1 D-45127 Essen

Die Emissionsstelle und die Zahlstelle behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Emissionsstelle unterhalten, (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten und (iii) solange die Schuldverschreibungen an der Düsseldorfer Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Düsseldorf und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 12 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall wird die Emittentin diejenigen zusätzlichen Beträge (die "zusätzlichen Beträge") zahlen, die erforderlich sind, damit die den Gläubigern zufließenden Nettobeträge nach einem solchen Einbehalt oder Abzug jeweils den Beträgen entsprechen, die ohne einen solchen Einbehalt oder Abzug von den Gläubigern empfangen worden wären; die Verpflichtung zur Zahlung solcher zusätzlichen Beträge besteht jedoch nicht für solche Steuern und Abgaben, die:

(a) von einer als Depotbank oder Inkassobeauftragter des Anleihegläubigers handelnden Person oder sonst auf andere Weise zu entrichten sind als dadurch, dass der Emittent aus den von ihm zu leistenden Zahlungen von Kapital oder Zinsen einen Abzug oder Einbehalt vornimmt; oder

(b) wegen einer gegenwärtigen oder früheren persönlichen oder geschäftlichen Beziehung des Gläubigers zu der Bundesrepublik Deutschland zu zahlen sind, und nicht allein deshalb, weil Zahlungen auf die Schuldverschreibungen aus Quellen in der Bundesrepublik Deutschland stammen

(oder für Zwecke der Besteuerung so behandelt werden) oder dort besichert sind; oder

(c) aufgrund einer Rechtsänderung zu zahlen sind, welche später als 30 Tage nach Fälligkeit der betreffenden Zahlung oder, wenn dies später erfolgt, ordnungsgemäßer Bereitstellung aller fälligen Beträge und einer diesbezüglichen Bekanntmachung gemäß § 12 wirksam wird; oder

(d) aufgrund (i) einer Richtlinie oder Verordnung der Europäischen Union betreffend die Besteuerung von Zinserträgen oder (ii) einer zwischenstaatlichen Vereinbarung über deren Besteuerung, an der die Bundesrepublik Deutschland oder die Europäische Union beteiligt ist, oder (iii) einer gesetzlichen Vorschrift, die diese Richtlinie, Verordnung oder Vereinbarung umsetzt oder befolgt, abzuziehen oder einzubehalten sind.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
KÜNDIGUNG

(1) *Kündigungsgründe.* Jeder Gläubiger ist berechtigt, seine Schuldverschreibung zu kündigen und deren sofortige Rückzahlung zu ihrem vorzeitigen Rückzahlungsbetrag (wie in § 5 beschrieben), zuzüglich etwaiger bis zum Tage der Rückzahlung aufgelaufener Zinsen zu verlangen, falls:

(a) die Emittentin Kapital oder Zinsen nicht innerhalb von 30 Tagen nach dem betreffenden Fälligkeitstag zahlt; oder

(b) die Emittentin die ordnungsgemäße Erfüllung irgendeiner anderen Verpflichtung aus den Schuldverschreibungen unterlässt und diese Unterlassung nicht geheilt werden kann oder, falls sie geheilt werden kann, länger als 30 Tage fortdauert, nachdem die Emissionsstelle hierüber eine Benachrichtigung von einem Gläubiger erhalten hat; oder

(c) die Emittentin ihre Zahlungsunfähigkeit bekannt gibt oder ihre Zahlungen einstellt; oder

(d) ein Gericht ein Insolvenzverfahren gegen die Emittentin eröffnet, oder die Emittentin ein solches Verfahren einleitet oder beantragt oder eine allgemeine Schuldenregelung zugunsten ihrer Gläubiger anbietet oder trifft; oder

(e) die Emittentin in Liquidation tritt, es sei denn, dies geschieht im Zusammenhang mit einer Verschmelzung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft und diese Gesellschaft übernimmt alle Verpflichtungen, die die Emittentin im Zusammenhang mit diesen Schuldverschreibungen eingegangen ist; oder

(f) in der Bundesrepublik Deutschland irgendein Gesetz, eine Verordnung oder behördliche Anordnung erlassen wird oder ergeht, aufgrund derer die Emittentin daran gehindert wird, die von ihr gemäß diesen Emissionsbedingungen übernommenen Verpflichtungen in vollem Umfang zu beachten und zu erfüllen und diese Lage nicht binnen 90 Tagen behoben ist.

Das Kündigungsrecht erlischt, falls der Kündigungsgrund vor Ausübung des Rechts geheilt wurde.

(2) *Bekanntmachung.* Eine Benachrichtigung, einschließlich einer Kündigung der Schuldverschreibungen gemäß vorstehendem Absatz 1 ist schriftlich in deutscher oder englischer Sprache gegenüber der Emissionsstelle zu erklären und persönlich oder per Einschreiben an deren bezeichnete Geschäftsstelle zu übermitteln. Der Benachrichtigung ist ein Nachweis beizufügen, aus dem sich ergibt, dass der betreffende Gläubiger zum Zeitpunkt der Abgabe der Benachrichtigung Inhaber der betreffenden Schuldverschreibung ist. Der Nachweis kann durch eine Bescheinigung der Depotbank (wie in § 13 (4) definiert) oder auf andere geeignete Weise erbracht werden.

§ 10
ERSETZUNG

(1) *Ersetzung.* Die Emittentin ist jederzeit berechtigt, sofern sie sich nicht mit einer Zahlung von Kapital oder Zinsen auf die Schuldverschreibungen in Verzug befindet, ohne Zustimmung der Gläubiger ein mit ihr verbundenes Unternehmen (wie unten definiert) an ihrer Stelle als

Hauptschuldnerin (die "Nachfolgeschuldnerin") für alle Verpflichtungen aus und im Zusammenhang mit dieser Emission einzusetzen, vorausgesetzt, dass:

(a) die Nachfolgeschuldnerin alle Verpflichtungen der Emittentin in bezug auf die Schuldverschreibungen übernimmt;

(b) die Emittentin und die Nachfolgeschuldnerin alle erforderlichen Genehmigungen erlangt haben und berechtigt sind, an die Emissionsstelle die zur Erfüllung der Zahlungsverpflichtungen aus den Schuldverschreibungen zahlbaren Beträge in der hierin festgelegten Währung zu zahlen, ohne verpflichtet zu sein, jeweils in dem Land, in dem die Nachfolgeschuldnerin oder die Emittentin ihren Sitz oder Steuersitz haben, erhobene Steuern oder andere Abgaben jeder Art abzuziehen oder einzubehalten;

(c) die Nachfolgeschuldnerin sich verpflichtet hat, jeden Gläubiger hinsichtlich solcher Steuern, Abgaben oder behördlichen Lasten freizustellen, die einem Gläubiger bezüglich der Ersetzung auferlegt werden;

(d) die Emittentin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die sicherstellen, dass jeder Gläubiger wirtschaftlich mindestens so gestellt wird, wie er ohne eine Ersetzung stehen würde; und

(d) der Emissionsstelle ein oder mehrere Rechtsgutachten von anerkannten Rechtsanwälten vorgelegt werden, die bestätigen, dass die Bestimmungen in den vorstehenden Unterabsätzen (a), (b), (c) und (d) erfüllt wurden.

Für die Zwecke dieses § 10 bedeutet "verbundenes Unternehmen" ein verbundenes Unternehmen im Sinne von § 15 Aktiengesetz.

(2) *Bekanntmachung.* Jede Ersetzung ist gemäß § 12 bekannt zu machen.

(3) *Änderung von Bezugnahmen.* Im Fall einer Ersetzung gilt jede Bezugnahme in diesen Emissionsbedingungen auf die Emittentin ab dem Zeitpunkt der Ersetzung als Bezugnahme auf die Nachfolgeschuldnerin und jede Bezugnahme auf das Land, in dem die Emittentin ihren Sitz oder Steuersitz hat, gilt ab diesem Zeitpunkt als Bezugnahme auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat. Des weiteren gilt im Fall einer Ersetzung folgendes:

(a) in § 7 und § 5(2) gilt eine alternative Bezugnahme auf die Bundesrepublik Deutschland als aufgenommen (zusätzlich zu der Bezugnahme nach Maßgabe des vorstehenden Satzes auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat);

(b) in § 9(1)(c) bis (f) gilt eine alternative Bezugnahme auf die Emittentin in ihrer Eigenschaft als Garantin als aufgenommen (zusätzlich zu der Bezugnahme auf die Nachfolgeschuldnerin);

(c) in § 9(1) gilt ein weiterer Kündigungsgrund als aufgenommen, der dann besteht, wenn die Garantie gemäß Absatz 1 (d) aus irgendeinem Grund nicht mehr gilt.

§ 11
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu

entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 12
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in Deutschland, voraussichtlich *Börsen-Zeitung* zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System*

Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der Düsseldorfer Börse zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

§ 13
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 14
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst.

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FINAL TERMS
ENDGÜLTIGE BEDINGUNGEN

25 July 2006

Final Terms
Endgültige Bedingungen

EUR 10,000,000 Floating Rate Public-Sector Pfandbriefe due 30 June 2014
issued pursuant to the

begeben aufgrund des

Euro 30,000,000,000
Essenhyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100%

Issue Date: 27 July 2006
Valutierungstag: 27 Juli 2006

Series No: HBE0JM
Serien Nr.: HBE0JM

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das

Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

German only
ausschließlich Deutsch

■ English only
ausschließlich Englisch

English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 10,000,000 *EUR 10.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	200 *200*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

Notes
Schuldverschreibungen

■ **Pfandbriefe**

Mortgage Pfandbriefe
Hypothekenpfandbriefe

■ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

■ **TEFRA C**
TEFRA C

■ Permanent Global Note
Dauerglobalurkunde

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Definitive Notes
Einzelurkunden

TEFRA D
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Permanent Global Note
Dauerglobalurkunde

Definitive Notes
Einzelurkunden

Neither TEFRA D nor TEFRA C
Weder TEFRA D noch TEFRA C

Permanent Global Note
Dauerglobalurkunde

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

Definitive Notes
Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

Coupons
Zinsscheine

Talons
Talons

Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

■ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

■ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

Other – (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

■ Unsubordinated
Nicht-nachrangig

Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

Fixed Rate Notes
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

■ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	27 July 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	20 March, 20 June, 20 September and 20 December in each year from and including 20 September 2006 up to and including 20 March 2014 and on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*

Business Day Convention
Geschäftstagskonvention

■ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	Adjusted
FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
Following Business Day Convention *Folgender Geschäftstag-Konvention*	
Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	London and TARGET *London und TARGET*

Rate of Interest
Zinssatz

■ Screen Rate Determination
Bildschirmfeststellung

■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	3 month EUR-EURIBOR, save for (i) the Interest Period from and including the Issue Date to but excluding 20 September 2006,

where the rate will be interpolated by means of straight-line interpolation of the 1- and 2-month rate, and (ii) the Interest Period from and including 20 March 2014 to but excluding the Maturity Date where the rate will be interpolated by means of straight-line interpolation of the 3- and 4-month rates.

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page | Telerate Page 248
Bildschirmseite | *Telerate Seite 248*

LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

ISDA Determination
ISDA-Feststellung

Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0.01 per cent. per annum
Marge — *0,01 % per annum*

plus
plus

■ minus
minus

Interest Determination Date

Zinsfestlegungstag

- ■ second Business Day prior to commencement of Interest Period
  zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

  first day of each Interest Period
  erster Tag der jeweiligen Zinsperiode

  other (specify)
  sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

Minimum Rate of Interest
Mindestzinssatz

Maximum Rate of Interest
Höchstzinssatz

Zero Coupon Notes
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

Dual Currency Notes
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

Instalment Notes
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Index-linked Notes
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))

(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

Credit-linked Notes
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

other structured Notes
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

Actual/Actual (ICMA)

Actual/Actual (ISDA) (Actual/365)

Actual/365 (Fixed)

■ Actual/360

30/360 or 360/360 (Bond Basis)

30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET *London und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**

Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date *Fälligkeitstag*	30 June 2014, subject to adjustment in accordance with the Modified Following Business Day Convention.
Redemption Month *Rückzahlungsmonat*	
Final Redemption Amount *Rückzahlungsbetrag*	
■ Principal amount *Nennbetrag*	
Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
Instalment Notes ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	
Instalment Amount(s) *Rate(n)*	
Early Redemption ***Vorzeitige Rückzahlung***	
Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	
Minimum Notice to Holders *Mindestkündigungsfrist*	
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder	**No**

Vorzeitige Rückzahlung nach Wahl des Gläubigers ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

Dual Currency Notes
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

Index-linked Notes
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Credit-linked Notes
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

other structured Notes
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent *Emissionsstelle*	BNP Paribas Securities Services, Luxembourg Branch
Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	
■ Calculation Agent *Berechnungsstelle*	BNP Paribas Securities Services, Luxembourg Branch
■ Yes *Ja*	
No *Nein*	
Required location (specify) *Vorgeschriebenen Ort (angeben)*	

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

London (Financial Times)
London (Financial Times)

■ Luxembourg (d'Wort)
Luxemburg (d'Wort)

Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	**Luxembourg Stock Exchange**
Internet Address *Internetadresse*	**www.bourse.lu**
Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer — Not Applicable
Emittentin — *Nicht anwendbar*

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer — Not Applicable
Emittentin — *Nicht anwendbar*

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount

Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	None *Keine*

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinance
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 10,000,000 *EUR 10.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 4,500 *EUR 4,500*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

■ Common Code *Common Code*	026050120 *026050120*
■ ISIN Code *ISIN Code*	XS0260501209 *XS0260501209*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0JM *HBE0JM*
Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield

Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

Other methods (specify)
Andere Methoden (angeben)

Historic Interest Rates
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate Page 248
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 248

Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

TEFRA D
TEFRA D

Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not Applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

None
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing *Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*	Not Applicable *Nicht anwendbar*

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

Syndicated
Syndiziert

Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht anwendbar*

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment

Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
■ firm commitment *feste Zusage*	
no firm commitment/best efforts arrangements *keine feste Zusage/zu den bestmöglichen Bedingungen*	
Commissions ***Provisionen***	Not Applicable *Nicht anwendbar*
Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	
Selling Concession (specify) *Verkaufsprovision (angeben)*	
Listing Commission *Börsenzulassungprovision*	
Other (specify) *Andere (angeben)*	
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht anwendbar*
– Date of subscription agreement *Datum des Übernahmevertrags*	
– General features of the subscription agreement (including the quotas) *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*	
Listing(s) ***Börsenzulassung(en)***	Yes *Ja*
■ Luxembourg *Luxemburg*	
■ Regulated Market *"Bourse de Luxembourg"*	
Euro MTF	
Düsseldorf	
Other (insert details) *Sonstige (Einzelheiten einfügen)*	
Date of admission ***Termin der Zulassung***	Requested for 27 July 2006
Estimate of the total expenses related to admission to trading	EUR 4,500

Geschätzte Gesamtkosten für die Zulassung zum Handel *EUR 4,500*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

Luxembourg
Luxemburg

Düsseldorf

Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating Requested
Rating

Other relevant terms and conditions (specify) Not Applicable
Andere relevante Bestimmungen (einfügen) *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 27 July 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 27. Juli 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten

Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

31 July 2006
31. Juli 2006

Final Terms
Endgültige Bedingungen

EUR 100,000,000 4.155 per cent. Fixed Rate Public Sector Pfandbriefe due 2 August 2016
issued pursuant to the

EUR 100.000.000 4,155 % festverzinsliche Öffentliche Pfandbriefe fällig am 2. August 2016
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100.00 %

Issue Date: 2 August 2006
Tag der Begebung: 2. August 2006

Series No: **HBE0JV**
*Serien Nr.: **HBE0JV***

These are the Final Terms of an issue of Notes under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

- ■ Long-Form
  Nicht-konsolidierte Bedingungen
- ☐ Integrated
  Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

- ☐ German only
  ausschließlich Deutsch
- ☐ English only
  ausschließlich Englisch
- ■ English and German (English controlling)
  Englisch und Deutsch (englischer Text maßgeblich)
- ☐ German and English (German controlling)
  Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 100,000,000 *EUR 100.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 1,000 *EUR 1.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	100,000 x EUR 1,000 *100.000 x EUR 1.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	

Form
Form

- ☐ **Notes**
  Schuldverschreibungen
- ■ **Pfandbriefe**
  - ☐ Mortgage Pfandbriefe
    Hypothekenpfandbriefe
  - ■ Public-Sector Pfandbriefe
    Öffentliche Pfandbriefe
- ☐ **New Global Note** — No

New Global Note *Nein*

- ■ **TEFRA C**
  TEFRA C

  - ■ Permanent Global Note
    Dauerglobalurkunde

  - ☐ Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:

    - ☐ Definitive Notes
      Einzelurkunden

- ☐ **TEFRA D**
  TEFRA D

  Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Permanent Global Note
    Dauerglobalurkunde

  - ☐ Definitive Notes
    Einzelurkunden

- ☐ **Neither TEFRA D nor TEFRA C**
  Weder TEFRA D noch TEFRA C

  - ☐ Permanent Global Note
    Dauerglobalurkunde

  - ☐ Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:

    - ☐ Definitive Notes
      Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

- ☐ Coupons
  Zinsscheine

- ☐ Talons
  Talons

- ☐ Receipts
  Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

- ■ Clearstream Banking AG
  Neue Börsenstraße 1
  D-60487 Frankfurt am Main

- ■ Euroclear Bank S. A./N. V. (Euroclear Operator)
  1 Boulevard du Roi Albert II
  B-1210 Brussels

- ■ Clearstream Banking, société anonyme
  42 Avenue JF Kennedy
  L-1855 Luxembourg

- ☐ The Depository Trust Company
  55 Water Street

New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

■ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

■ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	2 August 2006 *2. August 2006*
Rate of Interest	4.155 per cent. per annum from 2 August 2006 (inclusive) to 2 August 2016 (exclusive); payable annually in arrear.
Zinssatz	*4,155 % per annum vom 2. August 2006 (einschließlich) bis 2. August 2016 (ausschließlich); zahlbar jährlich nachträglich.*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	2 August in each year *2. August in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	2 August 2007 *2. August 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	2 August 2015 *2. August 2015*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)

Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

- ☐ Modified Following Business Day Convention
  Modifizierte Folgender Geschäftstag-Konvention

- ☐ FRN Convention (specify period(s)
  FRN Konvention (Zeitraum angeben)

- ■ Following Business Day Convention — Unadjusted
  Folgender Geschäftstag-Konvention — *Nicht adjustiert*

- ☐ Preceding Business Day Convention
  Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — TARGET
Relevante Finanzzentren — *TARGET*

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

- ☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
  EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

  Screen page
  Bildschirmseite

- ☐ LIBOR (London time/London Business Day London Interbank Market)
  LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

  Screen page
  Bildschirmseite

- ☐ Other (specify)
  Sonstige (angeben)

  Screen page
  Bildschirmseite

- ☐ Formula
  Formel
  (set forth details in full here or in an attachment)
  (Einzelheiten hier oder in einer Anlage einfügen)

  Reference Banks (if other than as specified in § 3(2)) (specify)
  Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie

Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

■ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☐ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date *Fälligkeitstag*	2 August 2016 *2. August 2016*
■ Redemption Month *Rückzahlungsmonat*	August *August*

☐ Final Redemption Amount

Rückzahlungsbetrag

- ■ Principal amount
  Nennbetrag
- ☐ Final Redemption Amount (per specified denomination)
  Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes

Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent *Emissionsstelle*	Hypothekenbank in Essen *Hypothekenbank in Essen*
☐ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	[ ]

■ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

■ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)

Luxemburg (d'Wort)

- ■ Germany (Börsen-Zeitung)
  Deutschland (Börsen-Zeitung)

- ☐ Other (specify)
  Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

- ■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
  Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.
- ☐ Other interest (specify)
  Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	**Refinancing** ***Refinanzierung***
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 100,000,000 *EUR 100.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1.100 *EUR 1,100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

■ Common Code *Common Code*	026329663 *026329663*
■ ISIN Code *ISIN Code*	DE000HBE0JV1 *DE000HBE0JV1*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0JV *HBE0JV*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	4,155 *4.155*

Method of calculating the yield
Berechnungsmethode der Rendite

- ■ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis

ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
*[*Einzelheiten hier einfügen*]*

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

- ■ The Selling Restrictions set out in the Prospectus shall apply.
  Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.
- ■ TEFRA C
  TEFRA C
- ☐ TEFRA D
  TEFRA D
- ☐ Neither TEFRA C nor TEFRA D
  Weder TEFRA C noch TEFRA D
- ☐ Additional Selling Restrictions (specify)
  Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

[none] [specify details]
[keine] [Einzelheiten einfügen]

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

- ■ Not applicable
  Nicht anwendbar
- ☐ Specify Details
  Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

- ■ Not applicable
  Nicht anwendbar
- ☐ Specify Details
  Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Dresdner Bank AG *Dresdner Bank AG*

■ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***

Subscription Agreement
Übernahmevertrag

– Date of subscription agreement

Datum des Übernahmevertrags

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

■ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission
Datum der Zulassung

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☐ Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating ***Rating***	Requested ***Nachgefragt***

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 2 August 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 2. August 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

14 August 2006
14. August 2006

Final Terms
Endgültige Bedingungen

EUR 10,000,000 Single callable Step-up Notes of 2006 due 25 July 2008
(to be consolidated, form a single issue with and increase the aggregate principal amount of the EUR 10,000,000 Single callable Step-up Notes of 2006 due 25 July 2008 issued on 25 July 2006)
issued pursuant to the

EUR 10.000.000 Einfach kündbare Schuldverschreibungen mit Stufenzins von 2006 fällig am 25. Juli 2008
(Diese Anleihe wird mit den EUR 10.000.000 Einfach kündbaren Schuldverschreibungen mit Stufenzins von 2006 fällig am 25. Juli 2008, begeben am 25. Juli 2006, zusammengeführt werden, eine einheitliche Anleihe mit ihnen bilden und ihren Gesamtnennbetrag erhöhen.)
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent. plus accrued interest from 25 July 2006 (inclusive) to 15 August 2006 (inclusive) (22 days)
Ausgabepreis: 100,00 % plus Stückzinsen für die Zeit vom 25. Juli 2006 (einschließlich) bis 15. August 2006 (einschließlich) (22 Tage)

Issue Date: 16 August 2006
Tag der Begebung: 16. August 2006

Series No: HBE0JN
Serien Nr.: HBE0JN

Tranche No: 2
Tranche Nr.: 2

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance

Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.
Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☒ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☒ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro („EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 10,000,000 *EUR 10.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 1,000 *EUR 1.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	10,000 *10.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 1,000 *EUR 1.000*

Form
Form

☒ **Notes**
Schuldverschreibungen

☐ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☐ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**	No

New Global Note *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes No
Einzelurkunden *Nein*

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street

New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	25 July 2006 *25. Juli 2006*
Rate of Interest	3.50 per cent. per annum from 25 July 2006 to 24 July 2007 (each inclusive); 4.00 per cent. per annum from 25 July 2007 to 24 July 2008 (each inclusive).
Zinssatz	*3,50% per annum vom 25. Juli 2006 bis 24. Juli 2007 (jeweils einschließlich);* *4,00% per annum vom 25. Juli 2007 bis 24. Juli 2008 (jeweils einschließlich).*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	25 July in each year *25. Juli in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	25 July 2007 *25. Juli 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not applicable *Nicht anwendbar*
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	25 July 2007 *25. Juli 2007*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not applicable *Nicht anwendbar*

☐ **Floating Rate Notes** Not applicable
Variabel verzinsliche Schuldverschreibungen *Nicht anwendbar*

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☐ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)

Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes** — Not applicable
Nullkupon-Schuldverschreibungen — *Nicht anwendbar*

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes** — Not applicable
Doppelwährungs-Schuldverschreibungen — *Nicht anwendbar*

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** — Not applicable

Raten-Schuldverschreibungen (set forth details in full here) *(Einzelheiten einfügen)*	*Nicht anwendbar*
☐ **Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying)) *(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*	Not applicable *Nicht anwendbar*
☐ **Credit-linked Notes** ***Credit-linked Notes*** (set forth details in full here (including basis for calculating interest and fall back provisions)) *(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))*	Not applicable *Nicht anwendbar*
☐ **other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available)) *(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))*	Not applicable *Nicht anwendbar*

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	Clearing System and TARGET *Clearing System und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption

Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	25 July 2008 *25. Juli 2008*
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Instalment Date(s) *Ratenzahlungstermin (e)*	
Instalment Amount(s) *Rate(n)*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	Yes *Ja*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	Yes *Ja*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag (Call)*	25 July 2007 *25. Juli 2007*
Call Redemption Amount(s) *Wahlrückzahlungsbetrag (Call)*	Total Principal Amount *Gesamtnennbetrag*
Minimum Notice to Holders *Mindestkündigungsfrist*	5 Frankfurt Business Days *5 Frankfurter Bankarbeitstage*
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	
Minimum Notice to Issuer *Mindestkündigungsfrist*	
Maximum Notice to Issuer (never more than 60 days)	

Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	No *Nein*
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes	Not applicable
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind	*Nicht anwendbar*

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen
☒ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen

☐ Calculation Agent
Berechnungsstelle

- ☐ Yes
  Ja
- ☒ No
  Nein
- ☐ Required location (specify)

Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Not applicable
Nicht anwendbar

Issuer
Emittentin

Hypothekenbank in Essen Aktiengesellschaft

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE — **Not applicable**
TEIL I. C.: GLOBALPFANDBRIEFE — ***Nicht anwendbar***

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	See "Use of Proceeds" in the Prospectus
Gründe für das Angebot	*Siehe „Use of Proceeds" im Prospekt*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 10,000,000 *EUR 10.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 800 *EUR 800*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	026075742 *026075742*
☒ ISIN Code *ISIN Code*	DE000HBE0JN8 *DE000HBE0JN8*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0JN *HBE0JN*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield (if Notes are not redeemed prior to maturity)	3.75 per cent. per annum
Rendite *(sofern die Schuldverschreibungen nicht vor Endfälligkeit gekündigt werden)*	*3,75 % per annum*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** — Not applicable
Zinssätze der Vergangenheit — *Nicht anwendbar*

Details of historic **[**EURIBOR**][**LIBOR**][**OTHER**]** rates can be obtained from **[**insert relevant Screen Page**]**
*Einzelheiten der Entwicklung der **[**EURIBOR**][**LIBOR**][**ANDERE**]** Sätze in der Vergangenheit können abgerufen werden unter **[**relevante Bildschirmseite einfügen**]***

☐ Details relating to the Performance of the **[**Index**][**Formula**][**other variable**]**.
Einzelheiten hinsichtlich der Entwicklung des **[**Index**][**der Formel**][**einer anderen Variablen**]**

Name of index — Not applicable
Bezeichnung des Index — *Nicht anwendbar*

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

none
keine

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

none
keine

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made

Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortium (Name und Adresse angeben)

DZ BANK AG
Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Platz der Republik
D-60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions

Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	Not Applicable *keineNicht anwendbar*
Selling Concession (specify) *Verkaufsprovision (angeben)*	Not Applicable *Nicht anwendbar*
Listing Commission *Börsenzulassungprovision*	Not Applicable *Nicht anwendbar*
Other (specify) *Andere (angeben)*	
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	DZ BANK AG Deutsche Zentral-Genossen- schaftsbank, Frankfurt am Main Platz der Republik D-60265 Frankfurt am Main
Subscription Agreement ***Übernahmevertrag***	Not applicable *Nicht anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

  ☐ Regulated Market

  ☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	has been applied for *ist beantragt*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 800 *EUR 800*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☒ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating ***Rating***	has been applied for *ist beantragt*
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	
Listing: ***Börsenzulassung:***	Düsseldorf *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 16 August 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 16. August 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

Die Bestimmungen dieser Emissionsbedingungen gelten für diese Schuldverschreibungen so, wie sie durch die Angaben de beigefügten endgültigen Bedingungen (die "Endgültigen Bedingungen") vervollständigt, geändert, ergänzt oder ganz oder teilweise ersetzt werden. Die Leerstellen in den auf die Schuldverschreibungen anwendbaren Bestimmungen dieser Emissionsbedingungen gelten als durch die in den Endgültigen Bedingungen enthaltenen Angaben ausgefüllt, als ob die Leerstellen in den betreffenden Bestimmungen durch diese Angaben ausgefüllt wären; sofern die Endgültigen Bedingungen die Änderung, Ergänzung oder (vollständige oder teilweise) Ersetzung von Bestimmungen dieser Emissionsbedingungen vorsieht, gelten die betreffenden Bestimmungen dieser Emissionsbedingungen als entsprechend geändert, ergänzt oder ersetzt; alternative oder wählbare Bestimmungen dieser Emissionsbedingungen, deren Entsprechungen in den Endgültigen Bedingungen nicht ausdrücklich ausgefüllt oder die gestrichen sind, gelten als aus diesen Emissionsbedingungen gestrichen; sämtliche auf die Schuldverschreibungen nicht anwendbaren Bestimmungen dieser Emissionsbedingungen (einschließlich der Anweisungen, Anmerkungen und der Texte in eckigen Klammern) gelten als aus diesen Emissionsbedingungen gestrichen, so dass die Bestimmungen der Endgültigen Bedingungen Geltung erhalten.

Kopien der Endgültigen Bedingungen sind kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle erhältlich; bei nicht an einer Börse notierten Schuldverschreibungen sind Kopien der anwendbaren Endgültigen Bedingungen allerdings ausschließlich für die Gläubiger solcher Schuldverschreibungen erhältlich.

EMISSIONSBEDINGUNGEN FÜR SCHULDVERSCHREIBUNGEN (AUSGENOMMEN PFANDBRIEFE UND GENUSSSCHEINE)

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie HBE0JN von Schuldverschreibungen (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Euro (die "festgelegte Währung") im Gesamtnennbetrag von Euro 10.000.000 (in Worten:Euro zehn Millionen) in Stückelungen von Euro 1.000 (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft (jede eine "Globalurkunde").

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Schuldverschreibungen verbriefende Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet folgendes: Clearstream Banking AG ("CBF").

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Die Schuldverschreibungen begründen nicht besicherte und nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind.

§ 3
ZINSEN

(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom 25. Juli 2006 (einschließlich) bis zum 25. Juli 2007 (ausschließlich) mit jährlich 3,50% und vom 25. Juli 2007 (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich 4,00%. Die Zinsen sind nachträglich am 25. Juli eines jeden Jahres zahlbar (jeweils ein "Zinszahlungstag"). Die erste Zinszahlung erfolgt am 25. Juli 2007.

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).

(4) *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"):

die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Euro.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital und Zinsen.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; den vorzeitigen Rückzahlungsbetrag der Schuldverschreibungen; den Wahl-Rückzahlungsbetrag (Call) der Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge. Bezugnahmen in diesen Emissionsbedingungen auf Zinsen auf Schuldverschreibungen sollen, soweit anwendbar, sämtliche gemäß § 7 zahlbaren zusätzlichen Beträge einschließen.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

(1) *Rückzahlung bei Endfälligkeit.*

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 25. Juli 2008 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

(2) *Vorzeitige Rückzahlung aus steuerlichen Gründen.* Die Schuldverschreibungen können insgesamt, jedoch nicht teilweise, nach Wahl der Emittentin mit einer Kündigungsfrist von nicht weniger als 30 und nicht mehr als 60 Tagen gegenüber der Emissionsstelle und gemäß § 12 gegenüber den Gläubigern vorzeitig gekündigt und zu ihrem vorzeitigen Rückzahlungsbetrag (wie nachstehend definiert) zuzüglich bis zum für die Rückzahlung festgesetzten Tag aufgelaufener Zinsen zurückgezahlt werden, falls die Emittentin als Folge einer Änderung oder Ergänzung der Steuer- oder Abgabengesetze und -vorschriften der Bundesrepublik Deutschland oder deren politischen Untergliederungen oder Steuerbehörden oder als Folge einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze und Vorschriften (vorausgesetzt diese Änderung oder Ergänzung wird am oder nach dem Tag, an dem die letzte Tranche dieser Serie von Schuldverschreibungen begeben wird wirksam) am nächstfolgenden Zinszahlungstag (wie in § 3(1) definiert) zur Zahlung von zusätzlichen Beträgen (wie in § 7 dieser Bedingungen definiert) verpflichtet sein wird und diese Verpflichtung nicht durch das Ergreifen vernünftiger der Emittentin zur Verfügung stehender Maßnahmen vermieden werden kann.

Eine solche Kündigung darf allerdings nicht (i) früher als 90 Tage vor dem frühestmöglichen Termin erfolgen, an dem die Emittentin verpflichtet wäre, solche zusätzlichen Beträge zu zahlen, falls eine Zahlung auf die Schuldverschreibungen dann fällig sein würde, oder (ii) erfolgen, wenn zu dem Zeitpunkt, zu dem die Kündigung erfolgt, die Verpflichtung zur Zahlung von zusätzlichen Beträgen nicht mehr wirksam ist.

Eine solche Kündigung hat gemäß § 12 zu erfolgen. Sie ist unwiderruflich, muss den für die Rückzahlung festgelegten Termin nennen und eine zusammenfassende Erklärung enthalten, welche die das Rückzahlungsrecht der Emittentin begründenden Umstände darlegt.

(3) *Vorzeitige Rückzahlung nach Wahl der Emittentin.*

(a) Die Emittentin kann, nachdem sie gemäß Absatz (b) gekündigt hat, die Schuldverschreibungen insgesamt am Wahl-Rückzahlungstag (Call) zum Wahl-Rückzahlungsbetrag (Call), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Call) (ausschließlich) aufgelaufenen Zinsen zurückzahlen.

Wahl-Rückzahlungstag (Call)	Wahl-Rückzahlungsbetrag (Call)
25. Juli 2007	Gesamtnennbetrag

(b) Die Kündigung ist den Gläubigern der Schuldverschreibungen durch die Emittentin gemäß § 12 bekannt zu geben. Sie beinhaltet die folgenden Angaben:

(i) die zurückzuzahlende Serie von Schuldverschreibungen;

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzteren Fall den Gesamtnennbetrag der zurückzuzahlenden Schuldverschreibungen;

(iii) den Wahl-Rückzahlungstag (Call), der nicht weniger als 3 Frankfurter Bankarbeitstage nach dem Tag der Kündigung durch die Emittentin gegenüber den Gläubigern liegen darf; und

(iv) den Wahl-Rückzahlungsbetrag (Call), zu dem die Schuldverschreibungen zurückgezahlt werden.

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückzuzahlenden Schuldverschreibungen in Übereinstimmung mit den Regeln des betreffenden

Clearing Systems ausgewählt.

(5) *Vorzeitiger Rückzahlungsbetrag.*

Für die Zwecke von Absatz 2 dieses § 5 und § 9, entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag.

§ 6
DIE EMISSIONSSTELLE UND DIE ZAHLSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle und die anfänglich bestellte Zahlstelle und deren jeweilige bezeichnete Geschäftsstelle lauten wie folgt:

Emissionsstelle:	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße 1 D-45127 Essen
Zahlstelle:	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße 1 D-45127 Essen

Die Emissionsstelle und die Zahlstelle behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Emissionsstelle unterhalten, (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten und (iii) solange die Schuldverschreibungen an der Düsseldorfer Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Düsseldorf und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 12 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall wird die Emittentin diejenigen zusätzlichen Beträge (die "zusätzlichen Beträge") zahlen, die erforderlich sind, damit die den Gläubigern zufließenden Nettobeträge nach einem solchen Einbehalt oder Abzug jeweils den Beträgen entsprechen, die ohne einen solchen Einbehalt oder Abzug von den Gläubigern empfangen worden wären; die Verpflichtung zur Zahlung solcher zusätzlichen Beträge besteht jedoch nicht für solche Steuern und Abgaben, die:

(a) von einer als Depotbank oder Inkassobeauftragter des Anleihegläubigers handelnden Person oder sonst auf andere Weise zu entrichten sind als dadurch, dass der Emittent aus den von ihm zu leistenden Zahlungen von Kapital oder Zinsen einen Abzug oder Einbehalt vornimmt; oder

(b) wegen einer gegenwärtigen oder früheren persönlichen oder geschäftlichen Beziehung des Gläubigers zu der Bundesrepublik Deutschland zu zahlen sind, und nicht allein deshalb, weil Zahlungen auf die Schuldverschreibungen aus Quellen in der Bundesrepublik Deutschland stammen

(oder für Zwecke der Besteuerung so behandelt werden) oder dort besichert sind; oder

(c) aufgrund einer Rechtsänderung zu zahlen sind, welche später als 30 Tage nach Fälligkeit der betreffenden Zahlung oder, wenn dies später erfolgt, ordnungsgemäßer Bereitstellung aller fälligen Beträge und einer diesbezüglichen Bekanntmachung gemäß § 12 wirksam wird; oder

(d) aufgrund (i) einer Richtlinie oder Verordnung der Europäischen Union betreffend die Besteuerung von Zinserträgen oder (ii) einer zwischenstaatlichen Vereinbarung über deren Besteuerung, an der die Bundesrepublik Deutschland oder die Europäische Union beteiligt ist, oder (iii) einer gesetzlichen Vorschrift, die diese Richtlinie, Verordnung oder Vereinbarung umsetzt oder befolgt, abzuziehen oder einzubehalten sind.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
KÜNDIGUNG

(1) *Kündigungsgründe.* Jeder Gläubiger ist berechtigt, seine Schuldverschreibung zu kündigen und deren sofortige Rückzahlung zu ihrem vorzeitigen Rückzahlungsbetrag (wie in § 5 beschrieben), zuzüglich etwaiger bis zum Tage der Rückzahlung aufgelaufener Zinsen zu verlangen, falls:

(a) die Emittentin Kapital oder Zinsen nicht innerhalb von 30 Tagen nach dem betreffenden Fälligkeitstag zahlt; oder

(b) die Emittentin die ordnungsgemäße Erfüllung irgendeiner anderen Verpflichtung aus den Schuldverschreibungen unterlässt und diese Unterlassung nicht geheilt werden kann oder, falls sie geheilt werden kann, länger als 30 Tage fortdauert, nachdem die Emissionsstelle hierüber eine Benachrichtigung von einem Gläubiger erhalten hat; oder

(c) die Emittentin ihre Zahlungsunfähigkeit bekannt gibt oder ihre Zahlungen einstellt; oder

(d) ein Gericht ein Insolvenzverfahren gegen die Emittentin eröffnet, oder die Emittentin ein solches Verfahren einleitet oder beantragt oder eine allgemeine Schuldenregelung zugunsten ihrer Gläubiger anbietet oder trifft; oder

(e) die Emittentin in Liquidation tritt, es sei denn, dies geschieht im Zusammenhang mit einer Verschmelzung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft und diese Gesellschaft übernimmt alle Verpflichtungen, die die Emittentin im Zusammenhang mit diesen Schuldverschreibungen eingegangen ist; oder

(f) in der Bundesrepublik Deutschland irgendein Gesetz, eine Verordnung oder behördliche Anordnung erlassen wird oder ergeht, aufgrund derer die Emittentin daran gehindert wird, die von ihr gemäß diesen Emissionsbedingungen übernommenen Verpflichtungen in vollem Umfang zu beachten und zu erfüllen und diese Lage nicht binnen 90 Tagen behoben ist.

Das Kündigungsrecht erlischt, falls der Kündigungsgrund vor Ausübung des Rechts geheilt wurde.

(2) *Bekanntmachung.* Eine Benachrichtigung, einschließlich einer Kündigung der Schuldverschreibungen gemäß vorstehendem Absatz 1 ist schriftlich in deutscher oder englischer Sprache gegenüber der Emissionsstelle zu erklären und persönlich oder per Einschreiben an deren bezeichnete Geschäftsstelle zu übermitteln. Der Benachrichtigung ist ein Nachweis beizufügen, aus dem sich ergibt, dass der betreffende Gläubiger zum Zeitpunkt der Abgabe der Benachrichtigung Inhaber der betreffenden Schuldverschreibung ist. Der Nachweis kann durch eine Bescheinigung der Depotbank (wie in § 13 (4) definiert) oder auf andere geeignete Weise erbracht werden.

§ 10
ERSETZUNG

(1) *Ersetzung.* Die Emittentin ist jederzeit berechtigt, sofern sie sich nicht mit einer Zahlung von Kapital oder Zinsen auf die Schuldverschreibungen in Verzug befindet, ohne Zustimmung der Gläubiger ein mit ihr verbundenes Unternehmen (wie unten definiert) an ihrer Stelle als

Hauptschuldnerin (die "Nachfolgeschuldnerin") für alle Verpflichtungen aus und im Zusammenhang mit dieser Emission einzusetzen, vorausgesetzt, dass:

(a) die Nachfolgeschuldnerin alle Verpflichtungen der Emittentin in bezug auf die Schuldverschreibungen übernimmt;

(b) die Emittentin und die Nachfolgeschuldnerin alle erforderlichen Genehmigungen erlangt haben und berechtigt sind, an die Emissionsstelle die zur Erfüllung der Zahlungsverpflichtungen aus den Schuldverschreibungen zahlbaren Beträge in der hierin festgelegten Währung zu zahlen, ohne verpflichtet zu sein, jeweils in dem Land, in dem die Nachfolgeschuldnerin oder die Emittentin ihren Sitz oder Steuersitz haben, erhobene Steuern oder andere Abgaben jeder Art abzuziehen oder einzubehalten;

(c) die Nachfolgeschuldnerin sich verpflichtet hat, jeden Gläubiger hinsichtlich solcher Steuern, Abgaben oder behördlichen Lasten freizustellen, die einem Gläubiger bezüglich der Ersetzung auferlegt werden;

(d) die Emittentin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die sicherstellen, dass jeder Gläubiger wirtschaftlich mindestens so gestellt wird, wie er ohne eine Ersetzung stehen würde; und

(d) der Emissionsstelle ein oder mehrere Rechtsgutachten von anerkannten Rechtsanwälten vorgelegt werden, die bestätigen, dass die Bestimmungen in den vorstehenden Unterabsätzen (a), (b), (c) und (d) erfüllt wurden.

Für die Zwecke dieses § 10 bedeutet "verbundenes Unternehmen" ein verbundenes Unternehmen im Sinne von § 15 Aktiengesetz.

(2) *Bekanntmachung.* Jede Ersetzung ist gemäß § 12 bekannt zu machen.

(3) *Änderung von Bezugnahmen.* Im Fall einer Ersetzung gilt jede Bezugnahme in diesen Emissionsbedingungen auf die Emittentin ab dem Zeitpunkt der Ersetzung als Bezugnahme auf die Nachfolgeschuldnerin und jede Bezugnahme auf das Land, in dem die Emittentin ihren Sitz oder Steuersitz hat, gilt ab diesem Zeitpunkt als Bezugnahme auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat. Des weiteren gilt im Fall einer Ersetzung folgendes:

(a) in § 7 und § 5(2) gilt eine alternative Bezugnahme auf die Bundesrepublik Deutschland als aufgenommen (zusätzlich zu der Bezugnahme nach Maßgabe des vorstehenden Satzes auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat);

(b) in § 9(1)(c) bis (f) gilt eine alternative Bezugnahme auf die Emittentin in ihrer Eigenschaft als Garantin als aufgenommen (zusätzlich zu der Bezugnahme auf die Nachfolgeschuldnerin);

(c) in § 9(1) gilt ein weiterer Kündigungsgrund als aufgenommen, der dann besteht, wenn die Garantie gemäß Absatz 1 (d) aus irgendeinem Grund nicht mehr gilt.

§ 11
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu

entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 12
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in Deutschland, voraussichtlich *Börsen-Zeitung* zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System*

Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der Düsseldorfer Börse zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

§ 13
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 14
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst.

ESSEN HYP

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„Mozart ist der Weltmeister aller Komponisten".



Invitation to Essen Hyp's roadshows in:

- **Amsterdam**
- **Brussels**
- **Luxembourg**
- **Paris**

Hypothekenbank in Essen AG Long-Term Ratings Raised to "A-"; Outlook Stable

On June 1, 2006, Standard & Poor`s Ratings Services raised its long-term counterparty credit ratings on Hypothekenbank in Essen AG (Essen Hyp) to "A-" from "BBB+". The "A-2" short-term ratings were affirmed. The outlook is stable.

- **S&P Bank Credit Report as of June 1, 2006 (PDF)**

Interim Report as of June 30, 2006 and Press Release now available

- **Interim Report as of June 30, 2006 (PDF)**
- **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**



On March 23, 2006 Hypothekenbank in Essen AG (Essen Hyp) presented its 2005 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein.
The printed version of our Annual Report 2005 will be available in May 2006.

- **Annual Report 2005 (PDF)**
- **Press Release of Hypothekenbank in Essen**

» www.essenhyp.de

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

AG on the Annual Accounts 2005

▷ **Impressions of our Annual Reception on March 23, 2006**

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.
» more

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Interest Rate Forecast G3
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Ratings and Analyses (as of: June 1, 2006)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

▷ **Standard & Poor's**	**Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004.**
▷ **Moody's**	**Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**
▷ **Fitch Ratings**	**Rating Analysis as of November 3, 2005**

(Acrobat Reader required. **Download Acrobat Reader** ®)

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Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan 2005/2006

In line with my expectations and in defiance of all prophecies of doom U.S. economic growth is still running at high speed. During the first half of the year U.S. GDP grew by an annualized rate of 3.5%. Although the Federal Reserve has, in the meantime, raised its federal funds target rate from the 1% of June 2004 to 3,75% recently, the increase in U.S. yields that I predicted has still to come. The fact that there has been little reaction to this, is in my view caused by market participants' expectations that next year the Federal Reserve will stop its monetary tightening, keeping to a federal funds target rate level of 4.5% or even below. Since, in my opinion, the Federal Reserve will increase its key interest rate to 5% market participants will have to make an upwards adjustment to their very low money market expectations. This in turn will result in a noticeable yield increase on the U.S. bond market.
» more (PDF)

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» www.essenhyp.de
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vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Mar 7, 2006**
- **Forecast meeting Nov 2, 2005**
- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

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» www.essenhyp.de
Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Home
Investor Relations
Ratings and Analyses
Interest Rate Forecast G3
Interest Rate Forecast Meeting
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Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2006

▷ **Euro Area: bumpy road ahead!** July 2006

Articles in 2005

▷ **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
▷ **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

▷ **Germany: Irrational pessimism on bond markets?** November/ December 2004
▷ **How global savings glut could undermine global economic expansion?** September/ October 2004
▷ **United States: the return of inflation is a real threat!** July/August 2004
▷ **Germany: Are economists now too bearish about Germany?** May/June 2004
▷ **Japan: Third Time Lucky!** March/April 2004
▷ **US-Dollar: It's the economy - stupid!** January/February 2004

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

Articles in 2003

▷ **Rare Gems** November/December 2003
▷ **Japan hands the wooden spoon to Germany!** September/October 2003
▷ **World: A global economic upturn is underway!** July/August 2003
▷ **Germany: Glimmer of hope for an economic revival!** May/June 2003
▷ **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
▷ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

▷ **USA: The last ray of hope for the world economy** November/December, 2002
▷ **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
▷ **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
▷ **World:Real interest rates and funding conditions** May/June 2002
▷ **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
▷ **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

▷ **World: Will the New Economy Continue?** November/December 2001
▷ **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
▷ **Germany: Searching for the trough of the business cycle** July/August 2001
▷ **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
▷ **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
▷ **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Articles in 2000

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

- ▷ **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
- ▷ **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
- ▷ **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
- ▷ **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000
- ▷ **USA: Overvalued US stock market - so what?** March/April 2000
- ▷ **Germany: The return of inflation?** January/February 2000

Articles in 1999

- ▷ **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- ▷ **World: Some Thoughts on the 'liquidity' argument** November 1999
- ▷ **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- ▷ **USA: Don't stay long in bonds** September 1999
- ▷ **Euro area: A review of the first six months of the euro currency** August 1999
- ▷ **USA: Do we get a bear market like in 1994 ?** July 1999
- ▷ **USA: Real Wages versus Unemployment Rate** June 1999
- ▷ **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- ▷ **Euro Area: Implied inflation expectations** April 1999
- ▷ **Euro Area: Real 3-month interest rates** March 1999
- ▷ **USA: Personal savings rate** February 1999

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Current Financial and Economic Topics

July 2006

Dirk Chlench +49 201 8135 442 - dirk.chlench@essenhyp.com

Eurozone: bumpy road ahead!

Economic sentiment in the eurozone has markedly gone north in recent months, most notably driven by Germany, Italy and Belgium.


Eurozone
Economic Sentiment Indicator
(European Commission, seasonally adjusted monthly figures)
120
115
110
105
100
95
90
85
80
75
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007

Chart 1 - Source: Bloomberg

The almost euphoric mood in Germany is somewhat puzzling, as it has been known for quite some time that German fiscal policy is set to become restrictive next year. The ruling grand coalition of Christian and Social Democrats recently pushed its plan to hike the value added tax (VAT) by three percentage points through both Bundestag and Bundesrat (lower and upper houses of parliament). Thus, the value added tax rate will now definitely be at 19% next year.

This is the most prominent measure out of an austerity package designed to reduce the budget deficit next year to a level in line with the Maastricht criteria. According to calculations by the Macroeconomic Policy Institute (IMK) the whole package - which also comprises, besides the above VAT hike, an insurance tax rise, the abolition of subsidies to first-time home buyers, a reduction of tax exemptions for capital income, an income tax surcharge for top earners and a cut of subsidies for commuters - will represent a contractive impulse of almost € 23 billion or around one percent of German GDP. What's worse, almost daily the German newspapers report on further tax hike proposals aiming at financing the compulsory health insurance system. In this context, the heads of the Social Democratic Party have even put forward a plan to raise the VAT rate up to 25% in 2008. Against this dismal backdrop, economic growth is projected to slow down from 1.7% in 2006 to 1.1% next year. Private consumption, the problem child of the German economy for years, is forecast to stagnate again after a small uptick this year. These are the results of the latest survey of forecasters at investment banks and think tanks done by the British company Consensus Forecasts.

But having the bad experience of Japan (1997) and Portugal (2002) with similar tax hikes in mind, even the rather moderate consensus view about Germany's growth prospects might turn out to be much too optimistic. In Japan the government hiked the sales tax rate from 3% to 5% in April 1997. What's worse, policymakers reduced public expenditure by around 2% in the same year. As a consequence, the annual GDP growth rate plummeted from 3.5% in the first quarter of 1997 to -2.6% in the first quarter of 1998. But it has to be admitted that the Asian crisis was then an additional burden for the Japanese economy. Most of the trading partners in the east Asian region went into recession, so the growth rate of Japanese exports fell from a cliff; the annual rate plunged from 11.4% in 1997 to -2.3% in 1998. Turning to Portugal, this example shows even more similarities to the approved fiscal package in Germany. In 2002 the Portuguese right-wing Social Democrat Party and Popular Party coalition government launched a harsh austerity package. Similar to today in Germany, the VAT rate hike was then the most prominent restrictive measure. Portuguese policymakers hiked the VAT rate by two percentage points to 19%, becoming effective in June 2002. Furthermore they imposed a tight expenditure policy and eliminated interest rate subsidies for first-time home buyers, both quite similar to Germany now. Similar to Japan, the bitter economic consequences of this restrictive fiscal policy did not take a long time to come. Economic growth took a nosedive: in the third and fourth quarter of 2002 real GDP dropped by more than one percent in quarter-on-quarter terms. In other words: the Portuguese economy went into recession. In 2003, real GDP decreased by -0.8% compared with the previous year.


Portugal
Gross Domestic Product and Private Consumption
(1995 prices, seasonally adjusted, percent change from the previous quarter)
%
1.5
1.2
0.9
0.6
0.3
0.0
-0.3
-0.6
-0.9
-1.2
-1.5
0.0
2002 Q1
2002 Q2
2002 Q3
2002 Q4
2003 Q1
2003 Q2
2003 Q3
2003 Q4
Gross Domestic Product
Private Consumption

Chart 2 - Source: Global Insight

When referring to these two bitter examples in discussions with colleagues at German banks they often admit privately that the consensus growth forecast for Germany may be too high. But their immediate counter argument is that the European Central Bank (ECB) has to steer its course not only for the good of Germany, but for that of the eurozone as a whole. Thus, weaker than expected economic growth in Germany would have only limited consequences on eurozone bond markets. But this counter argument is losing force. The new Italian Finance Minister Tommaso Padoa-Schioppa, a former ECB Executive Board member, said recently that Italy will stick to its old commitment to reduce its budget deficit to the EU's stability and growth pact target of 3% of GDP in 2007. For this promise to come true, expenditure cuts of around 1.5% of Italian GDP would be necessary. As the combined share of Germany and Italy reaches almost 50 percent of eurozone GDP, the planned belt-tightening by these member states will even hamper economic growth in the euro area as a whole. This is all the more true as this restrictive fiscal policy is not the only burden on eurozone growth prospects. There are some signs that the expansion of the U.S. economy, up to now the growth engine of the world, is losing steam. The downturn is most evident in the housing sector. For example, building permits for privately-owned housing units were, in May this year, almost 14 percent below the peak of September 2005. Also, the NAHB index for home builders confidence declined in June to its lowest reading since April 1995.


United States
NAHB Housing Market Index
(seasonally adjusted monthly figures)
Diffusion Index
90
80
70
60
50
40
30
20
10
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Chart 3 - Source: Bloomberg

Having been a U.S. growth optimist for years, I had argued that the U.S. economy would withstand the burden of a cooling housing market due to brisk growth in wage and salary disbursements and a rising stock market. But given the two latest U.S. labor market reports and the recent fall in stock prices, both of my counter-arguments are melting away.


United States
Monthly Change in Payroll Employment
(seasonally adjusted figures)
in thousands
400
350
300
250
200
150
100
50
0
-50
Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06

Chart 4 - Source: Global Insight


United States
Standard & Poor's 500
(daily figures)
Index
1941-1943 =10
1,350
1,325
1,300
1,275
1,250
1,225
1,200
1,175
1,150
1,125
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06

Chart 5 - Source: Bloomberg

Despite this dismal economic setting the Federal Reserve is still inclined to raise key interest rates, as Fed officials seem - rightly or not - much more concerned about inflation raising its ugly head. Thus, many market participants expect the Federal Reserve to lift its Fed funds target rate to 5.5% in August, marking the 18th interest rate hike in a row. So euro area exports will be hampered by the unfolding U.S. downturn. But given the fact that central banks have globally lifted their foot off the accelerator, economic growth of other eurozone trading partners may also cool down next year. In addition, the euro appreciation since March 2006 will be a slight burden for euro zone export activities. In short, euro area export growth is set to lose momentum markedly next year.


Eurozone
Nominal Effective Exchange Rate of the Euro
(daily figures, against 23 major trading partners)
Index
1999Q1 =100
109
108
107
106
105
104
103
102
101
100
99
Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06

Chart 6 - Source: Bloomberg

Turning back to the domestic economy, the hoped-for lift in consumer purchasing power has failed to appear - gasoline remains expensive in the eurozone.


Eurozone
Price of premium gasoline
(Euro Super 95, including taxes, monthly averages)
Euro per Liter
1.35
1.30
1.25
1.20
1.15
1.10
1.05
1.00
Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06

Chart 7 - Source: Global Insight

Against the backdrop of all these stumbling blocks in the way of the eurozone recovery, you might expect the ECB to give a helping-hand to the economy. Quite the contrary; the monetary watchdogs in the Frankfurt euro tower have, since last December, lifted the main refinancing rate by a total of 75 basis points to currently 2.75%. Given the recent hawkish speeches by council members, the ECB will continue to hike rates this year. In stark contrast to most other central banks, ECB officials pay more attention to headline inflation than to core inflation. Unfortunately the annual headline inflation rate rose to 2.5% in May, thus again above the 2% threshold which the ECB deems still compatible with price stability. Higher energy prices have been the main factor shaping the recent development of headline inflation. The ECB fears that the recent surge in oil prices will lead to excessive wage settlements which in turn could ignite a wage-price spiral. But against the background of the weak bargaining power of labor unions such fears about second-round effects are inappropriate. In the final quarter of last year, labor compensation increased by only a moderate annual change rate of 1.9%. As a result, the annual change rate of unit labor costs - the most important inflation determinant - is still in a downward trend.


Eurozone
Harmonized Index of Consumer Prices (HICP)
(percent change from the same month in the previous year)
%
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
— Overall index — All items excluding energy, food, alcohol and tobacco

Chart 8 - Source: Global Insight


Eurozone
Unit Labor Costs
(percent change from the same quarter in the previous year)
%
6
5
4
3
2
1
0
-1
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Chart 9 - Source: Global Insight

Therefore it is more likely that the higher headline inflation rate will converge to the lower core inflation rate rather than vice versa. My view is in line with OECD findings. This international organization pointed out in its June 2005 Economic Outlook: "headline inflation tends to move toward core rates." Nevertheless, in June, the Eurosystem staff projection was that the annual headline inflation rate will lie in the range of 1.6% to 2.8% in 2007. Supposing that the average of both figures, 2.2%, is in accord with the consensus inflation outlook of ECB council members, then actual inflation next year is likely to be lower than currently expected by the monetary watchdogs - unless there is another oil price shock. Thus, growth and inflation are set to surprise on the downside next year. This, in turn, will put into question the market view that the ECB will go on hiking key interest rates next year. An ECB rate of 3.5% for mid 2007 is currrently discounted in the money market curve. However, I expect that ECB rates will peak at 3.0%, or maybe even 3.25%, at the end of this year. Should my ECB forecast be proven true, this will have consequences for the development of long-term interest rates. As can be seen on chart 11, the recent rise in German bond yields can - to a large extent - be traced back to ECB interest hike speculations. The latter is shown here as the development of the forward rate for 6-month deposits in twelve months.


Eurozone
10-year Bund yields and forward money market rates
(daily figures)
%
Percentage Points
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
1999
2000
2001
2002
2003
2004
2005
2006
Spread (RS) — 10-year Bund yields (LS) — 6-month deposits in 12 months (LS)

Chart 10 - Source: Bloomberg

As in these happy days almost every German is shouting and cheering the unexpectedly good performance of the German World Cup football team, I feel like a spoilsport or non-patriot when taking a pessimistic view on German economic prospects. But otherwise bond investors could miss the opportunity of securing increased long term interest rates. Compared to their historic low of 3.02% in September last year, ten-year Bund yields have risen by more than 100 basis points to a high of 4.1% by the end of June 2006. This level might mark the upper turning point of German bond yields. With the support of the bullish U.S. bond market expected by me, the forecast retreat of ECB interest hike speculation will lead to lower Bund yields. Hence, I expect ten-year Bunds to yield 3.5% in mid 2007. At the end of the (football) game, economists are paid for the right interest rate forecasts!

ESSEN HYP

Investor relations

Presentation

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation is available for **download here**.

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
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Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Eurozone: bumpy road ahead!

» more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more

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Overview

Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG
- Archive

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Grundsatz I

Code of Conduct

- Outline

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans
- Loans with a LTV > 60%

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

▷ **Grundsatz II**

▷ **Breakdown of new lending commitments**

▷ **Domestic loans by type of property, region and LTV**

▷ ***Foreign loans by type of property, country and LTV***

Derivatives

▷ ***Counterparty ratings***

▷ **Yield curve distribution**

Ratings

▷ **Overview of ratings**

Crystal Clear

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over *Germany participate in* these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Credit Research

Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	06.2006
Section 28 (2) (1a) PfandBG	quarterly	06.2006
Section 28 (2) (1b,c) PfandBG	quarterly	06.2006
Section 28 (2) (2) PfandBG	quarterly	06.2006
Section 28 (3) (1) PfandBG	quarterly	06.2006
Section 28 (3) (2) PfandBG	quarterly	06.2006
Archive	quarterly	03.2006
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	07.2006
by borrowers and regions	monthly	07.2006
by countries	monthly	07.2006
by risk weighting	monthly	07.2006
Cover pool at market value		
Development/ Stress scenario	monthly	07.2006
Surplus cover	monthly	07.2006
Breakdown of new lending commitments		
by rating	monthly	07.2006
by borrowers and regions	monthly	07.2006

by countries	monthly	07.2006
by risk weighting	monthly	07.2006
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	07.2006
by borrowers and regions	monthly	07.2006
by countries	monthly	07.2006
by risk weighting	monthly	07.2006
Breakdown of new lending commitments		
by rating	monthly	07.2006
by borrowers and regions	monthly	07.2006
by countries	monthly	07.2006
by risk weighting	monthly	07.2006
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	06.2006
foreign loans by type of property, country and LTV	quarterly	06.2006
Cover pool at market value		
Development/ Stress scenario	monthly	07.2006
Surplus cover	monthly	07.2006
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	07.2006
Breakdown of new lending commitments		
domestic loans by type of property,		

region and LTV	quarterly	06.2006
foreign loans by type of property, country and LTV	quarterly	06.2006
Derivatives		
Counterparty ratings	monthly	07.2006
Yield curve distribution	monthly	07.2006
Risk Management		
Value-at-risk	monthly	07.2006
Worst-case scenario	monthly	07.2006
Grundsatz I	monthly	07.2006
Grundsatz II	monthly	07.2006

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	**Nominal value**		**Present value**		**Risk-adjusted present value**	
	June 30, 2006	**Previous year**	**June 30, 2006**	**Previous year**	**June 30, 2006**	**Previous year**
Mortgage Pfandbriefe	4,917.8	-	4,872.5	-	4,724.9	-
Cover assets	5,367.1	-	5,625.1	-	5,293.8	-
of which: derivatives	0.0	-	0.0	-	0.0	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	932.3	-	1,113.9	-	990.8	-
of which: further cover assets	-	-	-	-	-	-
Surplus cover	449.3	-	752.6	-	568.9	-

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	**June 30, 2006**				**Previous year**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,297.4	2,369.9	1,175.5	75.0	-	-	-	-
Cover assets	548.8	908.6	2,739.1	1,170.6	-	-	-	-
of which: additional cover*	102.3	45.0	0.0	785.0	-	-	-	-

in EUR m

b) Total amount	**Nominal value**	**Present value**	**Risk-adjusted present**

outstanding					value	
	June 30, 2006	Previous year	June 30, 2006	Previous year	June 30, 2006	Previous year
Public-sector Pfandbriefe	64,800.8	-	63,727.4	-	62,118.9	-
Cover assets	66,550.5	-	67,581.6	-	65,331.1	-
of which: derivatives	0.0	-	0.0	-	0.0	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	3,791.6	-	3,765.0	-	3,684.3	-
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	0.0	-	0.0	-	50.7	-
Surplus cover	1,749.7	-	3,854.2	-	3,161.5	-

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	**June 30, 2006**				**Previous year**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe	12,135.4	45,577.8	5,522.3	1,565.3	-	-	-	-
Cover assets	9,413.5	27,699.9	22,855.0	6,582.1	-	-	-	-
of which: additional cover*	-	986.7	2,731.3	73.6	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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ESSEN HYP

Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m	**June 30, 2006**	**Previous year**
<= € 300,000	3,198.6	-
> € 300,000 - € 5,000,000	388.5	-
> € 5,000,000	847.7	-
Total amount	4,434.8	-

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Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	June 30, 2006		Previous year	
	Commercial	Residential	Commercial	Residential
Germany				
Condominiums	-	644.4	-	-
Detached and semi-detached houses	-	2,439.5	-	-
Apartment buildings	-	389.3	-	-
Office	406.6	-	-	-
Retail	246.8	-	-	-
Industrial	53.7	-	-	-
Other commercial properties	91.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total Germany	**798.1**	**3,473.2**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	June 30, 2006		Previous year	
	Commercial	Residential	Commercial	Residential
England				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-

Apartment buildings	-	0.0	-	-
Office	71.7	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total England	**71.7**	**0.0**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	June 30, 2006		Previous year	
	Commercial	Residential	Commercial	Residential
Belgium				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.5	-	-
Office	0.0	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total Belgium	**0.0**	**0.5**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	June 30, 2006		Previous year	
	Commercial	Residential	Commercial	Residential
France				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.0	-	-

Office	42.2	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total France	**42.2**	**0.0**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	June 30, 2006		**Previous year**	
	Commercial	**Residential**	**Commercial**	**Residential**
The Netherlands				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.0	-	-
Office	49.1	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total The Netherlands	**49.1**	**0.0**	**0.0**	**0.0**
Total	**961.1**	**3,473.7**	**0.0**	**0.0**

ESSEN HYP

Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**June 30, 2006**	**Previous year**
Germany	0.0	-
Total	0.0	-

Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Austria		
Government	25.6	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	1,409.9	-
Total	**1,435.5**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Belgium		
Government	29.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	90.0	-
Total	**119.0**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Canada		

Government	0.0	-
Regional authorities	453.6	-
Local authorities	0.0	-
Other borrowers	176.2	-
Total	**629.8**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Cyprus		
Government	99.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**99.5**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Czech Republic		
Government	238.0	-
Regional authorities	0.0	-
Local authorities	49.1	-
Other borrowers	11.8	-
Total	**298.9**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Denmark		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	231.0	-
Total	**231.0**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Finland		
Government	346.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	74.0	-
Total	**420.4**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
France		
Government	2.5	-
Regional authorities	0.0	-
Local authorities	12.3	-
Other borrowers	890.0	-
Total	**904.8**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Germany		
Government	1,906.9	-
Regional authorities	27,612.2	-
Local authorities	2,467.0	-
Other borrowers	19,221.2	-
Total	**51,207.3**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Great Britain		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	40.5	-
Other borrowers	438.5	-

Total	**479.0**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Greece		
Government	677.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	35.0	-
Total	**712.5**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Hungary		
Government	546.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	50.0	-
Total	**596.4**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Iceland		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	189.2	-
Total	**189.2**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Ireland		
Government	0.0	-

Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	165.0	-
Total	**165.0**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Italy		
Government	86.0	-
Regional authorities	814.3	-
Local authorities	223.6	-
Other borrowers	175.0	-
Total	**1,299.0**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Japan		
Government	0.0	-
Regional authorities	87.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**87.0**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Latvia		
Government	45.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**45.0**	**-**

Assets serving as cover in EUR m

	June 30, 2006	Previous year
Lithunia		
Government	39.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**39.0**	**-**

Assets serving as cover in EUR m

	June 30, 2006	Previous year
Luxembourg		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	144.5	-
Total	**144.5**	**-**

Assets serving as cover in EUR m

	June 30, 2006	Previous year
Norway		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	95.0	-
Total	**95.0**	**-**

Assets serving as cover in EUR m

	June 30, 2006	Previous year
Poland		
Government	459.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**459.4**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Portugal		
Government	905.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**905.0**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Slovak Republic		
Government	297.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**297.5**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Slovenia		
Government	54.1	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**54.1**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Spain		
Government	0.0	-
Regional authorities	1,950.6	-

Local authorities	0.0	-
Other borrowers	1,423.3	-
Total	**3,373.9**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Sweden		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	212.2	-
Other borrowers	0.0	-
Total	**212.2**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Switzerland		
Government	0.0	-
Regional authorities	216.9	-
Local authorities	23.0	-
Other borrowers	150.0	-
Total	**389.9**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
The Netherlands		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	3.8	-
Other borrowers	467.0	-
Total	**470.8**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**

United Staates		
Government	82.6	-
Regional authorities	276.9	-
Local authorities	505.3	-
Other borrowers	325.2	-
Total	**1,190.0**	**-**

	Assets serving as cover in EUR m	
	June 30, 2006	**Previous year**
Others		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**0.0**	**-**
Total amount	**66,550.5**	**-**

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ESSEN HYP

Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

	June 30, 2006	**Previous year**
Country		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**0.0**	-
Total	**0.0**	-

ESSEN HYP

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

March 31, 2006

- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

December 31, 2005

- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

ESSEN HYP

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.07.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	21,838	32.10
AA+ / Aa1 / AA+	4,956	7.28
AA / Aa2 / AA	3,961	5.82
AA- / Aa3 / AA-	18,991	27.91
A+ / A1 / A+	3,092	4.54
A / A2/ A	2,756	4.05
A- / A3 / A-	996	1.46
BBB+ / Baa1 / BBB+	1,119	1.64
BBB / Baa2 / BBB	0	0.00
Without rating *	10,342	15.20
Total	**68,051**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,159	7.59
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,527	6.65

Loans within the EU (public-sector banks, EU member states,

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	348	0.51
Others	308	0.45
Total	**10,342**	**15.20**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 68,051m

Information as permitted by banking confidentiality. 31.07.2006

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
Credit institutions governed by public law and savings banks
Public-sector credit institutions with special tasks (risk weighting of 0)
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
26.38%
14.92%
6.78%
42.66%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	29,026	42.66
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	4,614	6.78
Public-sector credit institutions with special tasks (risk weighting of 0)	6,304	9.26
Credit institutions governed by public law and savings banks	10,155	14.92
Foreign territorial authorities and institutions governed by public law	17,952	26.38
Total	**68,051**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 68,051 m

Information as permitted by banking confidentiality.	31.07.2006
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	325
Federal Government's Special Fund	1,703
Laender (individual German Federal States)	26,998
Total	**29,026**

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ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 68,051 m

Information as permitted by banking confidentiality.	31.07.2006
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	220
Bavaria	246
Berlin	0
Brandenburg	1
Bremen	131
Hamburg	619
Hesse	179
Lower Saxony	1,057
Mecklenburg-Western Pomerania	26
North Rhine-Westphalia	1,306
Rhineland-Palatinate	126
Saarland	79
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	595
Thuringia	27
Total	**4,614**

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 68,051 m

Information as permitted by banking confidentiality.	31.07.2006
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	6,304
Total	**6,304**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 68,051 m

Information as permitted by banking confidentiality.	31.07.2006
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	5,033
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,234
Bavaria	55
Bremen	0
Hamburg	80
Hesse	172
Lower Saxony	525
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,505
Rhineland-Palatinate	101
Saarland	0
Saxony	0
Schleswig-Holstein	380
Mortgage loans guaranteed by the public-sector	15
Total	**10,155**

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 68,051m

Information as permitted by banking confidentiality.	31.07.2006
Loans within EU	**in Euro m**
Public-sector banks in EU member states	4,457
EU member states	6,137
EU regional governments	2,883
EU member states, cities and municipalities	585
Loans guaranteed by EU member states	1,123
EU institutions	24
Subtotal	**15,209**
Other Foreign Loans	**in Euro m**
Public-sector banks	544
States	84
Regional governments	1,095
cities and municipalities	556
Loans guaranteed by foreign states	464
Subtotal	2,743
Total	**17,952**

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by countries

31.07.2006

by countries	in Euro m	in %
Austria	1,435	2.11
Belgium	119	0.17
Canada	689	1.01
Cyprus	99	0.15
Czech Republic	300	0.44
Denmark	231	0.34
Finland	520	0.76
France	915	1.34
Germany	50,099	73.63
Great Britain	499	0.73
Greece	573	0.84
Hungary	595	0.87
Iceland	194	0.29
Ireland	165	0.24
Italy	3,187	4.68
Latvia	45	0.07
Lithunia	39	0.06
Luxembourg	145	0.21
Norway	95	0.14
Poland	467	0.69
Portugal	1,401	2.06
Slovak Republic	297	0.44

Slovenia	54	0.08
Spain	3,459	5.08
Sweden	221	0.32
Switzerland	395	0.58
The Netherlands	469	0.69
The United States	1,257	1.85
Others	87	0.13
Total	**68,051**	**100.00**

Public-sector loans

Breakdown of cover pool by risk weighting

31.07.2006

Risk weighting	in Euro m	in %
0%	49,216	72.32
10%	613	0.90
20%	18,222	26.78
100%	0	0.00
Total	**68,051**	**100.00**

Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus co in % in tl case of fall yields
31.07.2006	69,173.31	65,500.19	3,673.12	5.61	2,760.76	4.32	4,791.91	7.13
30.06.2006	67,581.61	63,727.44	3,854.17	6.05	3,161.51	5.09	4,667.92	7.14
31.05.2006	67,141.31	62,666.43	4,474.88	7.14	3,538.58	5.80	5,597.92	8.70
30.04.2006	65,277.48	61,164.14	4,113.34	6.73	3,275.96	5.51	5,057.34	8.03
31.03.2006	64,298.86	59,816.66	4,482.20	7.49	3,662.65	6.29	5,311.48	8.64
28.02.2006	64,272.59	58,886.18	5,386.41	9.15	4,501.30	7.85	6,060.05	10.02
31.01.2006	63,576.51	59,431.23	4,145.28	6.97	3,241.77	5.59	4,739.66	7.77
31.12.2005	64,464.41	60,036.96	4,609.46	7.68	3,504.74	5.98	5,416.91	8.80
30.11.2005	62,430.51	58,031.65	4,398.87	7.58	3,311.46	5.85	5,498.20	9.24
31.10.2005	61,530.28	56,677.61	4,852.67	8.56	3,780.43	6.84	5,952.40	10.24
30.09.2005	61,710.08	57,311.84	4,398.23	7.67	3,265.64	5.84	5,564.87	9.46
31.08.2005	59,821.89	54,513.21	5,308.68	9.74	4,180.94	7.86	6,407.15	11.46
31.07.2005	56,684.00	51,899.00	4,784.00	9.22	3,868.00	7.59	5,586.00	10.57
30.06.2005	58,357.09	53,981.53	4,375.56	8.11	3,328.38	6.27	5,287.48	9.64
31.05.2005	58,377.81	53,620.74	4,757.07	8.87	3,792.13	7.19	5,565.80	10.20
30.04.2005	57,030.69	52,985.78	4,044.91	7.63	3,116.60	5.99	4,831.23	8.95
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65
28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67

ESSEN HYP

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/07/2006	66,517.00	68,051.00	1,534.00	2.3	190.80	0.3	2.6
30/06/2006	64,932.05	66,673.25	1,741.20	2.7	142.70	0.2	2.9
31/05/2006	63,572.00	65,542.00	1,970.00	3.1	398.40	0.6	3.7
30/04/2006	62,103.00	63,822.00	1,719.00	2.8	536.60	0.9	3.7
31/03/2006	60,439.00	62,494.00	2,055.00	3.4	357.80	0.6	4.0
28/02/2006	59,013.00	61,687.00	2,674.00	4.5	281.80	0.5	5.0
31/01/2006	59,483.00	60,996.00	1,513.00	2.5	486.30	0.8	3.3
31/12/2005	59,759.93	61,340.01	1,580.08	2.6	250.00	0.4	3.0
30/11/2005	57,693.00	59,110.10	1,417.10	2.5	548.10	1.0	3.5
31/10/2005	55,732.50	57,957.39	2,224,89	4.0	661.20	1.2	5.2
30/09/2005	55,853.90	57,387.30	1,533.40	2.7	583.60	1.0	3.7
31/08/2005	53,309.56	55,481.34	2,171.78	4.1	676.9	1.3	5.4
31/07/2005	50,685.58	52,655.52	1,969.94	3.9	1,332.70	2.6	6.5
30/06/2005	52,526.11	53,660.77	1,134.66	2.2	304.45	0.6	2.8
31/05/2005	52,313.45	53,968.26	1,654.81	3.2	615.90	1.2	4.4
30/04/2005	51,789.87	53,005.58	1,215.71	2.3	801.10	1.5	3.8
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9
28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

ESSEN HYP

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.07.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	6,433	34.20
AA+ / Aa1 / AA+	1,231	6.54
AA / Aa2 / AA	228	1.21
AA- / Aa3 / AA-	4,263	22.66
A+ / A1 / A+	1,557	8.28
A / A2/ A	3,148	16.73
A- / A3 / A-	666	3.54
BBB+ / Baa1 / BBB+	166	0.88
BBB / Baa2 / BBB	0	0.00
Without rating *	1,122	5.96
Total	**18,814**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	601	3.19
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	510	2.71
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	11	0.06
Others	0	0.00

Total	**1,122**	**5.96**

ESSEN HYP

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. 31.07.2006

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
1.24%
31.73%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
2.71%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
51.76%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
12.56%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	5,968	31.73
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	510	2.71

Public-sector credit institutions with special tasks (risk weighting of 0)	2,363	12.56
Credit institutions governed by public law and savings banks	234	1.24
Foreign territorial authorities and institutions governed by public law	9,739	51.76
Total	**18,814**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2006
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	127
Federal Government's Special Fund	935
Laender (individual German Federal States)	4,906
Total	**5,968**

ESSEN HYP

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2006
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	11
Bavaria	0
Berlin	1
Brandenburg	0
Bremen	0
Hamburg	20
Hesse	0
Lower Saxony	100
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	24
Rhineland-Palatinate	1
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	353
Thuringia	0
Total	**510**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2006
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	2,363
Total	**2,363**

ESSEN HYP

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2006
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	194
Savings banks in	**in Euro m**
Baden-Wuerttemberg	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	25
Rhineland-Palatinate	0
Saxony	0
Schleswig-Holstein	15
Total	**234**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.07.2006
Loans within EU	**in Euro m**
Public-sector banks in EU member states	3,925
EU member states	2,738
EU regional governments	940
EU member states, cities and municipalities	258
Loans guaranteed by EU member states	150
EU institutions	25
Subtotal	**8,036**
Other Foreign Loans	**in Euro m**
Public-sector banks	479
States	0
Regional governments	347
Foreign member states, cities and municipalities	642
Loans guaranteed by foreign states	235
Subtotal	1,703
Total	**9,739**

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Public-sector loans - Breakdown of new lending commitments

by countries

31.07.2006

by countries	**in Euro m**	**in %**
Austria	215	1.14
Belgium	0	0.00
Canada	250	1.33
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	167	0.89
Estonia	0	0.00
Finland	445	2.37
France	461	2.45
Great Britain	483	2.57
Germany	9,075	48.23
Greece	1,160	6.17
Hungary	0	0.00
Iceland	84	0.45
Ireland	193	1.03
Italy	1,134	6.02
Latvia	0	0.00
Lithuania	0	0.00
Luxembourg	25	0.13
Norway	20	0.11
Poland	37	0.20
Portugal	785	4.17

Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	2,606	13.84
Sweden	74	0.39
Switzerland	242	1.29
The Netherlands	251	1.33
The United States	989	5.26
Others	118	0.63
Total	**18,814**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

		31.07.2006
Risk weighting	**in Euro m**	**in %**
0%	12,394	65.88
10%	585	3.11
20%	5,835	31.01
Total	**18,814**	**100.00**

ESSEN HYP

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Risk Report

Risk management
The identification, quantification, aggregation and management of all relevant risks is pivotal for ensuring an efficient risk management and optimizing the allocation of capital to the bank's different business units in accordance with risk-return considerations. Risk management at Essen Hyp is governed by risk guidelines and appropriate organizational structures, as well as by measuring and monitoring methods which are geared towards the bank's business activities.

Risk management principles and organization
The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. Essen Hyp has an efficient system of risk management and control, which is constantly being refined with a view to the future. We have been closely cooperating with our parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure uniform risk management and controlling throughout the Group. Essen Hyp makes use of state-of-the-art risk measurement and management tools, given that this is pivotal for professional and active risk management and controlling.

According to the general guidelines agreed upon by the Board of Managing Directors risks may only be taken within a predefined risk framework while complying with applicable law. The Board of Managing Directors has established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee. In addition to our own calculations, we receive continued feedback regarding our risk positions from ZRC because Essen Hyp is integrated into the Commerzbank's daily reporting system. This helps us to further validate our risk models. In 2005 our risk management was linked even closer to that of the Commerzbank AG. We have nearly completed a separate project on the uniform calculation and presentation of liquidity risks throughout the Group and will be able to establish limits in the first quarter of 2006. Furthermore, we calculate both overall market risk figures and specific market risk figures on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its

front-end system ATLAS as early as 2003. This required substantial restructuring, which was completed in 2004. Based on this new mode of calculation we started an additional project in 2005, which aims at directly calculating risk figures on the basis of the data provided by our front-end system Front Arena. This will ensure maximum accuracy and data security when calculating these figures. In addition, this will allow us to further refine and differentiate risk measurement, include additional scenario analyses and stress tests, simplify procedures and enhance the analysis of risk sensivities. We plan to fully implement this project in the first quarter of 2006. In the period under review we started to use economic capital as the basis for our risk management and performance measurement. This was done in coordination with our parent company. Economic capital is defined as the amount of capital which, by assuming a given probability, will be needed to cover unexpected losses from risk positions during a certain period of time. Economic capital does not mean that the amount in question is actually available. Instead, the term relates to the amount of capital which will be needed in view of the given risks. These risks, including for instance, credit risk, market risk, operational risk and business risk, are calculated by using the so-called value at risk (VaR) approach. VaR is defined as the maximum loss in value a *portfolio could suffer by assuming a given probability (confidence level) during a given holding period.* Correlation effects which may occur within the Group are taken into account.

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several organizational manuals which are available in electronic form. These manuals have been summarized in a generic description of the systematics, which is meant as an overall reference. The following table shows the most important risk control and risk management tasks and their assignment to organizational units:

Management of market and liquidity risk	
Management of interest rate, liquidity and currency risk	*Treasury Department, Bank Management Department*
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Review transactions with regard to market value and plausibility	Market Conformity Checking Section
Risk reporting	Controlling Department, Market Conformity Checking Section
Management of credit and counterparty risk	
Public-sector borrowers, credit institutions governed by private law and companies	Treasury Department, Credit Research Department
Credit quality research (public-sector lending)	Credit Research Department
Credit quality research (real estate finance)	Real Estate Finance Department – Transaction Management, Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department

Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Finance Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Bank Management Department, Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section
Management of operational risk	
Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising staff from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk categories

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might cause adverse deviations from the bank's projections in terms of assets, financial situation and earnings performance. Market, liquidity, credit and counterparty risk, as well as operational risk are the most important risk categories for Essen Hyp.

- Market risk means the danger of losses resulting from adverse changes in market prices or priceinfluencing parameters. Interest rate risk and specific market risk, i.e. credit spread risk, are the most important risk categories for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Adequate hedging transactions eliminate currency risk.

- Credit and counterparty risk is the risk of losses due to the partial or total default and/or the deterioration in credit quality of any of our business partners. In addition to traditional credit risk, country and issuer risk are also covered by this category.

- Operational risk is defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risk resulting from changes in the legal framework, legal actions or contracts is also included in our definition of operational risk.

- Business risk is defined as unexpected losses due to revenue (especially commission) and costs deviating negatively from the budgeted figures. Business risk is influenced both by business strategy and the bank's internal planning process, as well as by changed overall conditions, such as market environment, customers' behavior or technological developments.

- Liquidity risk means that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

Basel II will require the first three types of risk to be covered by regulatory capital. In addition, the other risk categories will have to be monitored in connection with Basel II (pillar II) and the adopted Minimum Requirements for Risk Management (MaRisk).

Risk management under two different accounting standards
Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards/the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS. In contrast to German commercial law, risk management under IAS/IFRS rather focuses on market values. Accordingly, all financial instruments traded in an active market as defined by IAS 39 are reported at market value because the Commerzbank Group does not use the category 'held to maturity'. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to the partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for bank management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk monitoring

Market risk.The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis. The gap report shows the mismatches per month. We use present value figures to measure and quantify the risks deriving from gap positions in the case of interest rate fluctuations. The required arbitragefree zero-coupon discount factors are calculated daily on the basis of the swap or EURIBOR curve. Using these discount factors, the cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the actual cash flows are discounted by using discount factors which are calculated by assuming certain simulated market price changes and a holding period of one business day. These simulated market price changes are based on the historical interest rates of the past 255 trading days. We then revaluate our current portfolio by applying each of the calculated 254 market scenarios. The maximum change in value of our interest rate book is calculated by assuming a one-sided confidence level of 97.5%. The VaR of the entire interest rate

book describes the bank's aggregate market risk.

The reliability of our VaR model is constantly monitored by means of backtesting, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2005 the maximum number of outliers, i.e. changes in value exceeding the amount forecasted in the VaR calculation when using a 97.5% confidence level, was five. These changes in value were due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily. In addition to the VaR calculation, we carry out stress tests in order to take account of extreme market movements. Stress tests are defined as historically and/or hypothetically derived scenarios by means of which potential losses are quantified under extreme market conditions. All scenarios are calculated on the basis of historical interest rates of the past 15 years. Worst-case scenarios cover both upward and downward yield curve shifts, as well as tilts of the yield curve at certain key points on the curve.
The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, has set limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 62.4% as of December 31, 2005 and to 71.2% on an annual average. The utilization of the limit for worst-case scenarios stood at 58.1% on the balance sheet date, while the annual average was 70.1%. Apart from the VaR calculations we also simulate changes in interest rate curves based on arbitrary parameters and the effects of planned new lending operations, which allows us to adjust the underlying portfolio accordingly.
For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established Front Arena software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2005 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

'Traffic light system'. For internal monitoring purposes Essen Hyp calculates the potential present value loss of the whole portfolio in the case of a general interest rate change of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined measuring points. Until mid-March 2005 banking supervision required that this basis point value, which is calculated by means of the key rate method, was not to exceed the predefined 20% limit in proportion to the liable capital in the case of an interest rate change of 100 basis points. Essen Hyp has fixed an even lower limit in its internal limit system, which, however, may be temporarily exceeded up to the former regulatory limit. The figures are calculated on a daily basis. In 2005 the average limit utilization within this 'traffic light system' came to 11.9%.

Utilization of the authorized limit under the 'traffic light system' on a monthly and on an annual average in 2005 in %


25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Monthly average
Annual average

Internal reporting. On each business day the Board of Managing Directors, the Head of Treasury and the Head of Bank Management receive information on the development of the gap report's market value, the VaR level (including Credit Spread VaR), the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

Special events and, in particular, ad hoc events which impact on the bank's risk position are immediately made known to the Board of Managing Directors.

As a part of our bank management activities, our Asset Liability Committee (ALCO) meets on a monthly basis. This Committee deals with the bank's interest rate positions, earnings performance, risk exposure and reporting requirements and also issues proposals for decision-making on these issues. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss account in accordance with the

provisions of both the German Commercial Code (HGB) and IAS/IFRS. The quarterly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

The ratings of our borrowers, as well as changes in the assessment of their credit quality are reviewed on a monthly basis. Changes are reported in our 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Risk Management (MaRisk). The aim of this quarterly report is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. Accordingly, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits.

Another report, also compiled quarterly, is the 'Risk Report Real Estate Finance', which analyzes the bank's risk profile resulting from its real estate financing activities. This report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and internal risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate finance and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and type of property. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risk from capital market transactions

Public-sector loans and securities issued by other borrowers. As of December 31, 2005, the volume of assets serving as cover for our public-sector Pfandbriefe was A61.3bn. Under the new Pfandbrief Act claims on eligible national and international credit institutions may be added to the cover pool as additional cover subject, however, to certain restrictions on volume. We made use of this option and added claims on eligible credit institutions totaling A1.1bn to our cover pool. The unchanged high quality of our public-sector cover assets is reflected by the low average risk weighting pursuant to the Grundsatz I standards and by the external ratings of leading international rating agencies. In terms of the Grundsatz I standards, 72.8% of the cover assets are classified at a risk weighting of 0%, 3.8% at 10% and 23.4% at 20%. A breakdown of the loan portfolio by rating reveals that 31.6% of the cover assets have been awarded a triple A, 42.5% a double A, 6.9% a single A and 2.1% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.9% of the total loan volume, include loans

Composition of our public-sector cover pool as of December 31, 2005 in %


16.2
46.3
9.2
7.8
Total: €61.3bn
The German Federal Government, the Federal Government's Special Fund and the German Federal States (*Länder*)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
Public-sector credit institutions with special tasks
Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

to credit institutions governed by public law, German credit institutions governed by private law and savings banks (48.5%), as well as loans to national and international public-sector bodies and institutions governed by public law, including claims guaranteed by these institutions, and claims on EU credit institutions governed by private law (51.5%), whose excellent credit quality was confirmed by our internal credit quality analysis. As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A1.1bn as of December 31, 2005. While 0.8% of these counterparties were rated triple A, 15.9% were rated double A, 80.7% single A and 1.4% triple B. The remaining 1.2% was not rated by an external rating agency.

Country risk. In order to coordinate all questions concerning country risk and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

Standard & Poor's / Moody's / FitchRatings as of December 31, 2005

Standard & Poor`s / Moody`s / Fitch	**in €m**	**in %**
AAA / Aaa / AAA	19,358	31.6
AA+ / Aa1 / AA+	5,804	9.5

AA / Aa2 / AA	5,352	8.7
AA- / Aa3 / AA-	14,933	24.3
A+ / A1 / A+	2,272	3.7
A / A2 / A	1,378	2.2
A- / A3 / A-	594	1.0
BBB+ / Baa1 / BBB+	1,089	1.8
BBB / Baa2 / BBB	195	0.3
Not rated	10,365	16.9
Total	**61,340**	**100.00**

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting agreements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 114 of the notes to the annual accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Triple A	261	798	3,985	5,044
Double A	10,336	26,411	27,140	63,887
Single A	6,073	52,141	38,627	96,841
Triple B	0	15	0	15
not rated	558	10,597	15,865	27,020
Total	**17,228**	**89,962**	**85,617**	**192,807**

The figures for the not rated counterparties in the table above relate to subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**

Single A	558	10,597	15,865	27,020
Total	**558**	**10,597**	**15,865**	**27,020**

We only use derivatives to hedge our interest rate risk from individual transactions or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. The net present value of our Pfandbrief cover is calculated on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. However, Essen Hyp internally decided to maintain a surplus cover of at least 2.5%. Pursuant to Section 4 (2) of the German Pfandbrief Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations Essen Hyp makes use of the dynamic approach which uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average surplus cover available at all times in 2005 was 7% (4.4%) for public-sector Pfandbriefe and 14.4% (8.3%) for mortgage Pfandbriefe.

Net present value surplus cover of our public-sector Pfandbriefe in € bn


66
62
58
54
50
46
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

■ Net present value of our public-sector cover pool

Net present value of public-sector Pfandbriefe outstanding

Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

■ Net present value of our mortgage cover pool

Net present value of mortgage Pfandbriefe outstanding

Net present value surplus cover

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we are close to completing negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risk relating to real estate finance

The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decisionmaking. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate finance, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met. For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse effects on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Risk Management (MaRisk). As in the previous years, we have permanently monitored the risks inherent in the larger transactions of our portfolios, and especially
those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring the loan facility concerned, and ensuring an adequate provision for possible loan losses.

For the purpose of pooling and optimizing the measures referred to above our Credit Risk Committee (CRCO) issues, within the scope of an intensive treatment, proposals on the processing of problem loans, preventive loans and loans which have been called in or are currently being liquidated.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings

In close cooperation with the Commerzbank AG and the Association of German Pfandbrief Banks (vdp), we refined our approach for calculating capital requirements and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate finance. For this purpose, Essen Hyp participated in joint projects dealing with probability of default (PD) rating and loss given default (LGD) grading. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required. In addition to this, Essen Hyp

and three other Pfandbrief banks launched a joint project aimed at developing an arithmetic unit which will calculate the capital requirements in accordance with Basel II (for all approaches).

PD component in real estate finance

The rating tool used for commercial real estate investors in Germany and abroad which was developed within the scope of a joint project and which has been in use since September 2004 has been continually improved by adding the real estate know-how of the banks involved in the project. At the same time, the rating functions are being refined. At Essen Hyp, we are currently pushing the further implementation of the required organizational and EDP procedures. This includes, in particular, the assignment of ratings to the loans that are already in our portfolios. It is our objective to further establish the rating process as an integral part of our credit approval procedures and credit risk management. All ratings are converted to the uniform rating scale of the Commerzbank group.

Private customers (home loans)

In the first quarter of 2006 we plan to enter into an agreement to establish a scoring system (internal rating system) for analyzing the credit quality of our private customers (home owners) which is meant to be used throughout the Group. We hold the view that this is the best solution, given that in view of the sales structures in this business segment, the necessary amount of data can only be generated by using the entire Group data. Accordingly, we strive for a full integration into the rating system of another affiliated company within the scope of a joint project.

LGD component in real estate finance

The LGD component is another key element in calculating the minimum capital requirements. The theoretical model is based on a concept developed by the Association of German Pfandbrief Banks (vdp) and an external consulting firm. The required data, such as the recovery rate and the duration of the liquidation process, is pooled and made available by the Association of German Pfandbrief Banks. The LGD component is integrated into our Basel II arithmetic unit. The LGD component for real estate transactions has already been implemented. Essen Hyp has already estimated the recovery rates for some of the loans in its portfolio. The results available to date are currently being tested and reviewed. What remains to be done as a part of the implementation process is to finally incorporate bankspecific parameters into the model.

PD component for capital market transactions

Internal rating approaches for measuring the probability of default (PD) of public-sector loans (central governments and regional/local authorities) have been developed in a separate project in coordination with S&P Risk Solutions and the Association of German Pfandbrief Banks (vdp). These internal rating approaches were implemented within Essen Hyp at the beginning of 2005. Up to now, PD ratings have been assigned to a considerable portion of our loan portfolio. The internal rating approach for North American regional and local authorities, in particular, is currently being developed within the scope of a joint vdp project. The other PD figures (banks, corporates, insurance companies) will be made available in the near future in accordance with the Group's time schedule.

LGD component for capital market transactions

The LGD component for public-sector loans will be developed in coordination with an external rating agency. This project, too, has been initiated by the Association of German Pfandbrief Banks. Currently, the LGD component project is in a test stage. The LGD component for capital market transactions (banks) is being developed within the Group. Once these LGD projects have been implemented and the rating components have been incorporated into our Basel II arithmetic unit, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating capital requirements and arriving at a risk-oriented pricing. As far as the registration process of the internal rating systems with the banking supervision is concerned, Essen Hyp is integrated into the Group's activities. The preparatory work for obtaining approval for our internal rating for banks already started at year-end 2005. Essen Hyp participates in the Quantitative Impact Study (QIS). We are of the opinion that this study will help us to better allocate the capital which, according to our present calculations, will be required to comply with the Basel II requirements.

Provision for possible loan losses
Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Real Estate Finance Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. In 2005 the Group started calculating provision for possible loan losses by using the so-called Most Realistic Value Approach (MRV). The parameters used under this approach vary in accordance with rating and/or loan status.

As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that some 97% of our home loans fall below 60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risk
The Treasury Department is responsible for liquidity management, which is based upon the daily listing of all cash flows. An adequate assessment of the liquidity situation requires that the bank's assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing shortterm funding limits, plus liquidity reserves. At Essen Hyp, liquidity risk is used as a synonym for the risk of possible payment gaps, which is seen as an indication of the bank's solvency. In accordance with supervisory requirements (Grundsatz II) an institution's liquidity is deemed to be guaranteed if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. Our bank's

liquidity ratio calculated according to Grundsatz II ranged between 1.1 and 1.5, i.e. it always exceeded the minimum ratio of 1.0 required by the supervisory authorities. Essen Hyp has been further integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risk throughout the Commerzbank Group. The purpose of this Group project is to calculate the available net liquidity (ANL) in order to comply with key Basel II requirements. Under this approach, we calculate the so-called legal and economic cash flows both for balance sheet and off-balance sheet items. Legal cash flows cover the payment flows expected under contractual agreements, whereas economic cash flows are primarily dependent upon customers' behavior and have to be estimated by drawing upon the relevant historical figures. For future liquidity gaps, offset assets are calculated, which result from borrowing against and/or disposal of liquid assets. The full implementation within the Group, including the setting up of liquidity limits, is expected for the first quarter of 2006.

Operational risk

As before, Essen Hyp's main focus was on the qualification and quantification of operational risk (OR) in the period under review. So far, Essen Hyp carried out internal self-assessments for the purpose of qualifying operational risk. However, in February and March 2005 Essen Hyp participated for the first time in the redesigned Quality Self Assessment (QSA) of Commerzbank AG which covers the whole Group. The aim of this self-assessment is to identify and assess weak points in the Group's workflows and processes. The starting point for the QSA within Essen Hyp was the setting up of a so-called 'process matrix' for the predefined product groups 'Real Estate Finance' and 'Treasury' and the inclusion of all relevant workflows of these two product groups into the QSA process model of Commerzbank AG. Several departments and sections of Essen Hyp participated in the subsequent self-assessment. In accordance with its function and responsibilities each of these departments and sections was assigned to a specific process step. The QSA is based on a generic questionnaire, which is subdivided into several operational risk categories. 24 Essen Hyp employees participated in this self-assessment. The questions focused on the quality of the processes in each risk category. Each employee was required to give a detailed assessment based on a predefined rating system. The evaluation of the QSA questionnaires revealed a rating of 3.2 for each of the two product groups. Accordingly, Essen Hyp nearly

Development of our liquidity ratio in accordance with Grundsatz II


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan
Feb
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

reached the Group benchmark of 3.0. The rating which resulted from this self-assessment is far better than the so-called default rating of 4.0, which has so far been used for the calculation of the economic capital. In coordination with our parent company we plan to carry out a detailed analysis, including the implementation of riskmitigating measures, in 2006. Based on these activities, we will carry out a more detailed analysis of operational risks within the scope of a so-called Risk & Control Inventory (RCI), which will be carried out in the premises of Essen Hyp in coordination with the Commerzbank AG.

In November 2005 we once again participated in the Business Continuity Management (BCM) Self Assessment. This assessment includes a survey on the implementation of our contingency plans and their compliance with applicable supervisory requirements and Group guidelines. According to the first evaluation carried out by Commerzbank Essen Hyp has a rating of 1.9, which clearly exceeds the Group benchmark of 3.0.

Since 2003 Essen Hyp has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. This tool is also used for reporting legal risks. All operational losses incurred are reported to the Board of Managing Directors and the Supervisory Board during their ordinary meetings. However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risk. In order to detect possible weak points, we have, for several years now, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of hacker attacks.

Other preemptive measures in terms of operational risk include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so

that a continuation of the bank's key business activities is ensured for a transitional period, should the bank's headquarters be destroyed or be out of action.

In addition, we continued our qualification program for employees in the operational units and the back office during 2005 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise. The reports on operational risk in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to *integrate the Legal Department into all relevant projects from the start. Hence we are immediately aware of the* limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options. The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department operates independently of all business processes. This staff department has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements. Our Internal Audit Department provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or persons in charge of the processes, the Internal Audit Department issues proposals on how to avoid losses, improve management, monitoring and internal supervision procedures and increase the efficiency of workflows. The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the

structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated into the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users. The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should, at any time, the internal audit reveal serious *deficiencies, the Chairman of the Supervisory Board is immediately informed.* The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

Overall risk position
Our parent company monthly calculates the economic capital needed by Essen Hyp to cover market, credit, operational and business risk. The aim is to calculate an overall risk figure. This concept of economic capital forms the basis for a system of risk-adjusted key parameters. Under this concept, the individual risk positions are added up and shown as an overall risk figure. Economic capital is an internal measure for determining the amount of equity capital which, with a given probability, will be needed in the course of one year to cover unexpected losses arising from risk positions. Economic capital reflects the bank's specific risk profile and also includes those risk categories which are not covered by regulatory capital, but which may be material from an economic point of view.

Essen Hyp's overall risk position measured as economic capital is set off against the total capital available for covering risk. The calculation of the capital available for covering risk goes beyond the accounting and regulatory concepts of capital. The aim of this comparison is to show that the bank is capable to take risk, to anticipate potential unexpected losses without serious negative effects on its business activity and to cover these losses from its own funds.

Objectives of risk management and future prospects
The importance of risk management for a riskreturn based bank management will continue to increase in the future. We are therefore committed to further improving our risk management systems which will be done, in particular, in cooperation with the Commerzbank Group. The aim is to use the capital that is available in the most efficient way.

Despite these high standards the risk models used are not in a position to cover all potential losses, given that it is not possible to simulate all imaginable stress scenarios. This applies, in particular, to historical models, which do not cover *all potential future events. To sum up, we are committed to managing our overall risk position in*

such a way that the allocation of economic capital to the individual business units results, to the extent possible, in a reduction of the overall risk position without having to accept a decline in return.

ESSEN HYP

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/07/2006	63.7	79.1
30/06/2006	67.1	79.1
31/05/2006	71.1	79.1
30/04/2006	82.1	79.1
31/03/2006	69.7	79.1
28/02/2006	90.2	79.1
31/01/2006	95.4	79.1
31/12/2005	62.4	70.8
30/11/2005	71.5	70.8
31/10/2005	64.1	70.8
30/09/2005	75.3	70.8
31/08/2005	65.7	70.8
31/07/2005	87.5	70.8
30/06/2005	54.1	70.8
31/05/2005	61.2	70.8
30/04/2005	68.2	70.8
31/03/2005	85.4	70.8
28/02/2005	89.9	70.8
31/01/2005	70.6	70.8

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/07/2006	50.9	60.8
30/06/2006	53.4	60.8
31/05/2006	56.2	60.8
30/04/2006	59.3	60.8
31/03/2006	60.6	60.8
28/02/2006	62.9	60.8
31/01/2006	62.8	60.8
31/12/2005	58.1	66.3
30/11/2005	69.4	66.3
31/10/2005	65.2	66.3
30/09/2005	63.3	66.3
31/08/2005	64.2	66.3
31/07/2005	65.4	66.3
30/06/2005	59.3	66.3
31/05/2005	75.7	66.3
30/04/2005	83.7	66.3
31/03/2005	83.3	66.3
28/02/2005	65.3	66.3
31/01/2005	53.8	66.3

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I *the ratio of the liable capital of an institution to its risk weighted assets* must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/07/2006	4.0	6.6	8.0	11.0
30/06/2006	4.0	6.7	8.0	11.2
31/05/2006	4.0	6.7	8.0	11.0
30/04/2006	4.0	6.5	8.0	10.8
31/03/2006	4.0	6.8	8.0	11.2
28/02/2006	4.0	6.3	8.0	10.8
31/01/2006	4.0	6.4	8.0	10.9
31/12/2005	4.0	6.5	8.0	11.0
30/11/2005	4.0	6.5	8.0	12.0
31/10/2005	4.0	6.5	8.0	12.0
30/09/2005	4.0	6.5	8.0	12.0
31/08/2005	4.0	6.5	8.0	12.0
31/07/2005	4.0	6.6	8.0	12.3
30/06/2005	4.0	6.6	8.0	12.3
31/05/2005	4.0	6.7	8.0	12.5
30/04/2005	4.0	6.8	8.0	12.6
31/03/2005	4.0	6.8	8.0	12.8

28/02/2005	4.0	6.3	8.0	12.3
31/01/2005	4.0	6.4	8.0	12.4

ESSEN HYP

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/07/2006	1.39	1.0
30/06/2006	1.28	1.0
31/05/2006	1.28	1.0
30/04/2006	1.51	1.0
31/03/2006	1.16	1.0
28/02/2006	1.25	1.0
31/01/2006	1.05	1.0
31/12/2005	1.08	1.0
30/11/2005	1.10	1.0
31/10/2005	1.19	1.0
30/09/2005	1.34	1.0
31/08/2005	1.24	1.0
31/07/2005	1.26	1.0
30/06/2005	1.19	1.0
31/05/2005	1.18	1.0
30/04/2005	1.35	1.0
31/03/2005	1.50	1.0
28/02/2005	1.32	1.0
31/01/2005	1.16	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 31.07.2006

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	255.1	0.87	680.3	0.68	3,634.5	4.30	4,569.9	2.14
Double A	14,562.2	49.76	31,432.2	31.60	25,257.3	29.84	71,251.7	33.40
Single A	14,435.1	49.32	67,365.4	67.72	55,709.5	65.86	137,510.0	64.45
Triple B	14.4	0.05	0.0	0.00	0.0	0.00	14.4	0.01
Total	**29,266.8**	**100.00**	**99,477.9**	**100.00**	**84,601.3**	**100.00**	**213,346.0**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.07.2006**

Instruments	**<= 1 year**	**in %**	**>1-5 years**	**in %**	**>5 years**	**in %**	**Total**	**in %**
Interest rate swaps	27,728.4	94.75	96,143.6	96.65	79,943.0	94.49	203,815.0	95.53
Swaptions	178.4	0.61	698.2	0.70	526.4	0.63	1,403.0	0.66
Other interest rate derivatives	153.4	0.52	0.0	0.00	0.00	0.00	153.4	0.07
Currency swaps	1,206.6	4.12	2,636.1	2.65	4,131.9	4.88	7,974.6	3.74
Total	**29,266.8**	**100.00**	**99,477.9**	**100.00**	**84,601.3**	**100.00**	**213,346.0**	**100.00**

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Investor Relations

Ratings and Analyses (as of: June 1, 2006)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

- **Standard & Poor's** — **Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.
- **Moody's** — **Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**
- **Fitch Ratings** — **Rating Analysis as of November 3, 2005**

(Acrobat Reader required. **Download Acrobat Reader**)

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The *rule of conduct no.* 4) *lays down minimum standards on the information* to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	**X**

New mortgage lending commitments	x
Public-sector cover pool	x
Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.07.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	9	0.74
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	206	16.95
AA- / Aa3 / AA-	100	8.23
A+ / A1 / A+	97	7.98
A / A2 / A	115	9.47
A- / A3 / A-	580	47.74
BBB+ / Baa1 / BBB+	45	3.70
BBB / Baa2 / BBB	50	4.12
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	13	1.07
Total	**1,215**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	13	1.07
Total	**13**	**1.07**

ESSEN HYP

Breakdown of non-cover assets

by borrowers

		31.07.2006
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	223	18.35
International credit institutions	300	24.69
Other foreign financial institutions (guaranteed by national or international credit institutions)	563	46.34
Others	129	10.62
Total	**1,215**	**100.00**

ESSEN HYP

Breakdown of non-cover assets

by countries

		31.07.2006
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	79	6.50
France	70	5.76
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	25	2.06
Ireland	105	8.64
Italy	0	0.00
Spain	282	23.21
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**561**	**46.17**
Non EU member states in Western Europe	13	1.07
Others	641	52.76
Total	**1,215**	**100.00**

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Breakdown of non-cover assets

by risk weighting

		31.07.2006
Risk weighting	**in Euro m**	**in %**
0%	302	24.86
10%	0	0.00
20%	748	61.56
100%	165	13.58
Total	**1,215**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		31.07.2006
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	180	42.36
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2 / A	95	22.35
A- / A3 / A-	65	15.29
BBB+/Baa1/BBB+	35	8.24
BBB / Baa2 / BBB	50	11.76
Without Rating	0	0.00
Total	**425**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Totai	0	0.00

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Non-cover loans - Breakdown of new lending commitments

by borrowers

	31.07.2006	
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	140	32.94
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	285	67.06
Others	0	0.00
Total	**425**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		31.07.2006
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	95	22.35
Italy	0	0.00
Spain	180	42.36
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**275**	**64.71**
Non EU member states in Western Europe	0	0.00
Others	150	35.29
Total	**425**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

		31.07.2006
Risk weighting	**in Euro m**	**in %**
0%	105	24,71
10%	0	0.00
20%	285	67.05
100%	35	8.24
Total	**425**	**100.00**

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m

30.06.2006

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	417.9	26.2	163.0	17.0	171.7	48.7	44.8	28.9	29.0	16.5	663.4	29.9
	West **	533.4	33.5	392.2	40.8	60.7	17.2	21.0	20.9	50.4	28.6	665.5	30.0
	East ***	11.5	0.7	14.4	1.5	3.1	0.9	1.0	1.0	0.6	0.3	16.2	0.7
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.9	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.0	0.6	2.0	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	45.2	2.8	26.7	2.8	7.4	2.1	2.2	2.2	16.3	9.3	71.1	3.2
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.1	0.1	0.0	0.0	2.2	0.1
Shops	Foreign countries	23.0	1.4	0.0	0.0	7.7	2.2	3.8	3.8	9.7	5.5	44.2	2.0
	West **	225.1	14.1	200.0	20.8	28.8	8.2	4.0	4.0	4.0	2.3	261.9	11.8
	East ***	58.9	3.7	46.8	4.9	18.2	5.2	7.1	7.1	10.7	6.1	94.9	4.3
Hotels and restaurants	Foreign countries	20.9	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	20.9	0.9
	West **	31.4	2.0	11.4	1.2	10.9	3.1	4.3	4.3	13.2	7.5	59.8	2.7
	East ***	23.4	1.5	0.0	0.0	6.5	1.8	2.0	2.0	15.2	8.6	47.1	2.1
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	122.0	7.7	78.4	8.2	20.7	5.9	8.0	8.0	25.3	14.4	176.0	7.9
	East ***	1.3	0.1	1.2	0.1	0.2	0.1	0.0	0.0	0.0	0.0	1.5	0.1
Warehouses and exhibition buildings	Foreign countries	17.6	1.1	0.0	0.0	5.3	1.5	0.0	0.0	0.0	0.0	22.9	1.0
	West **	58.0	3.6	27.0	2.8	10.9	3.1	2.0	2.0	0.8	0.5	71.7	3.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	479.4	30.1	163.0	17.0	184.7	52.3	48.6	48.4	38.7	22.0	751.4	33.8
	West **	1,016.0	63.8	735.7	76.5	139.5	39.6	41.5	41.4	111.0	63.0	1,308.0	58.9
	East ***	96.7	6.1	62.4	6.5	28.5	8.1	10.2	10.2	26.5	15.0	161.9	7.3
	Total	**1,592.1**	**100.0**	**961.1**	**100.0**	**352.7**	**100.0**	**100.3**	**100.0**	**176.2**	**100.0**	**2,221.3**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	1.0	0.0	0.0	0.0	0.3	0.1	0.1	0.4	0.0	0.0	1.4	0.0
	West **	2,915.9	60.8	2,154.0	62.0	95.6	40.5	3.1	11.1	1.4	3.5	3,016.0	59.2
	East ***	393.7	8.2	285.6	8.2	19.7	8.3	1.3	4.7	0.5	1.3	415.2	8.1
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	832.7	17.4	610.4	17.6	34.1	14.4	1.6	5.8	0.8	2.0	869.2	17.0
	East ***	47.7	1.0	33.9	1.0	1.8	0.8	0.1	0.4	0.1	0.3	49.7	1.0
Residential construction for letting purposes	Foreign countries	18.7	0.4	0.5	0.0	23.9	10.1	10.7	38.5	7.8	19.6	61.1	1.2
	West **	485.7	10.1	356.4	10.3	51.5	21.8	8.5	30.6	17.0	42.8	562.7	11.0
	East ***	99.2	2.1	32.9	0.9	9.4	4.0	2.4	8.6	12.1	30.5	123.1	2.4
Total residential properties	Foreign countries	19.9	0.4	0.5	0.0	24.2	10.2	10.8	38.8	7.8	19.6	62.7	1.2
	West **	4,234.3	88.3	3,120.8	89.9	181.2	76.7	13.2	47.5	19.2	48.4	4,447.9	87.3
	East ***	540.6	11.3	352.4	10.1	30.9	13.1	3.8	13.7	12.7	32.0	588.0	11.5
	Total	**4,794.8**	**100.0**	**3,473.7**	**100.0**	**236.3**	**100.0**	**27.8**	**100.0**	**39.7**	**100.0**	**5,098.6**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	499.3	61.3	163.5	3.6	208.9	25.7	59.4	7.3	46.5	5.7	814.1	11.1
	West **	5,250.3	91.2	3,856.5	87.0	320.7	5.6	54.7	1.0	130.2	2.2	5,755.9	78.7
	East ***	637.3	85.0	414.8	9.4	59.4	7.9	14.0	1.9	39.2	5.2	749.9	10.2
	Total	**6,386.9**	**87.3**	**4,434.8**	**100.0**	**589.0**	**8.0**	**128.1**	**1.8**	**215.9**	**2.9**	**7,319.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2006

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	17.0	0.0	53.2	5.5	0.4	76.1	10.1
	Belgium	1.1	0.0	0.0	0.0	0.0	1.1	0.1
	England	132.5	71.7	61.2	31.6	23.6	248.9	33.2
	France	111.9	42.2	18.3	4.1	1.5	135.8	18.1
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.6
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	8.0
	Poland	17.7	0.0	1.5	0.0	0.0	19.2	2.6
	Spain	67.6	0.0	19.7	0.0	0.0	87.3	11.6
Shops	Poland	23.0	0.0	7.7	3.8	9.7	44.2	5.9
Hotels and restaurants	France	19.0	0.0	0.0	0.0	0.0	19.0	2.5
	Spain	1.9	0.0	0.0	0.0	0.0	1.9	0.3
Warehouse and exhibition buildings	France	17.6	0.0	5.3	0.0	0.0	22.9	3.0
Total commercial properties	United States	17.0	0.0	53.2	5.5	0.4	76.1	10.1
	Belgium	1.1	0.0	0.0	0.0	0.0	1.1	0.2
	England	132.5	71.7	61.2	31.6	23.6	248.9	33.2
	France	148.5	42.2	23.6	4.1	1.5	177.7	23.6
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.6
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	8.0
	Poland	40.7	0.0	9.2	3.8	9.7	63.4	8.4

	Spain	69.5	0.0	19.7	0.0	0.0	89.2	11.9
	Total	**479.4**	**163.0**	**184.7**	**48.6**	**38.7**	**751.4**	**100.0**

Residential Properties in Euro m 30.06.2006

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.3
owned houses	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.3
	France	0.5	0.0	0.1	0.0	0.0	0.6	1.0
Residential construction for letting purposes	United States	18.2	0.0	23.9	10.7	7.8	60.6	96.6
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	0.8
Total residential properties	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.3
	United States	18.2	0.0	23.9	10.7	7.8	60.6	96.6
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	0.8
	France	0.7	0.0	0.1	0.0	0.0	0.8	1.3
	Total	**19.9**	**0.5**	**24.2**	**10.8**	**7.8**	**62.7**	**100.0**

Total in Euro m 30.06.2006

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Austria	0.5	0.0	0.2	0.1	0.0	0.8	0.1
	United States	35.2	0.0	77.1	16.2	8.2	136.7	16.8
	Belgium	1.6	0.5	0.0	0.0	0.0	1.6	0.2
	England	132.5	71.7	61.2	31.6	23.6	248.9	30.6
	France	149.2	42.2	23.7	4.1	1.5	178.5	21.9
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.2
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	7.4
	Poland	40.7	0.0	9.2	3.8	9.7	63.4	7.8
	Spain	69.5	0.0	19.7	0.0	0.0	89.2	11.0

Total	**499.3**	**163.5**	**208.9**	**59.4**	**46.5**	**814.1**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
31.07.2006	5,714.59	5,253.52	461.07	8.78	289.82	5.71	664.75	12.22
30.06.2006	5,625.14	4,872.51	752.63	15.45	568.90	12.04	967.35	19.24
31.05.2006	5,577.03	4,709.82	867.21	18.41	681.27	14.91	1,083.72	22.32
30.04.2006	5,613.82	4,202.43	1,411.39	33.59	1,204.30	29.56	1,650.71	38.07
31.03.2006	5,150.96	4,484.62	666.34	14.86	512.86	11.73	839.23	18.24
28.02.2006	5,090.26	4,330.42	759.84	17.55	604.62	14.29	933.83	21.06
31.01.2006	4,868.26	4,220.63	647.63	15.34	495.58	12.00	817.30	18.94
31.12.2005	5,015.33	4,243.87	771.46	18.18	611.02	14.71	950.24	21.91
30.11.2005	5,078.69	4,122.27	956.42	23.20	782.72	19.37	1,148.82	27.30
31.10.2005	5,160.49	4,547.25	613.24	13.49	424.00	9.48	822.93	17.78
30.09.2005	5,318.82	4,649.87	668.95	14.39	471.03	10.31	888.32	18.76
31.08.2005	5,320.51	4,661.42	659.09	14.14	462.27	10.10	877.56	18.48
31.07.2005	5,290.00	4,628.00	662.00	14.30	504.00	11.04	834.00	17.77
30.06.2005	5,239.20	4,555.40	683.80	15.01	532.03	11.83	848.12	18.37
31.05.2005	5,100.54	4,146.51	954.03	23.01	804.10	19.64	1,115.57	26.56
30.04.2005	5,108.05	4,317.49	790.55	18.31	629.90	14.78	950.45	21.72
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97

28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
31/07/2006	5,286.00	5,455.00	169.00	3.2	2,454.24
30/06/2006	4,917.79	5,367.49	449.70	9.14	1,952.05
31/05/2006	4,732.00	5,259.00	527.0	11.1	1,876.40
30/04/2006	4,232.00	5,317.00	1,085.00	25.6	1,794.57
31/03/2006	4,492.00	4,887.00	395.00	8.8	1,783.22
28/02/2006	4,307.00	4,756.00	449.00	10.4	1,800.69
31/01/2006	4,192.00	4,607.00	415.00	9.9	1,740.80
31/12/2005	4,198.08	4,612.02	413.94	9.9	1,665.36
30/11/2005	4,076.70	4,688.10	611.40	15.0	1,645.59
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4.5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69
30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The

loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
31/07/2006	12.79
30/06/2006	13.71
31/05/2006	13.66
30/04/2006	13.77
31/03/2006	13.56
28/02/2006	13.47
31/01/2006	13.17
31/12/2005	12.98
30/11/2005	12.69
31/10/2005	12.63
30/09/2005	13.01
31/08/2005	13.20
31/07/2005	13.45
30/06/2005	13.38
31/05/2005	14.16
30/04/2005	13.91
31/03/2005	13.98
28/02/2005	14.05
31/01/2005	13.97

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 30.06.2006

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	16.4	13.5	0.0	0.0	30.5	56.0	1.1	9.0	1.8	4.0	49.8	21.4
	West **	13.0	0.5	0.0	0.0	1.1	2.0	0.2	1.6	0.8	1.8	15.1	6.5
	East ***	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.2
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	67.0	55.3	0.0	0.0	22.3	40.9	10.8	88.5	42.5	94.1	142.6	61.2
	East ***	0.5	0.4	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	0.6	0.3
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.4	1.2	0.0	0.0	0.5	0.9	0.1	0.8	0.0	0.0	2.0	0.9
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	9.1	7.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.1	3.9
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	12.8	10.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.8	5.5
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	16.4	13.5	0.0	0.0	30.5	56.0	1.1	9.0	1.8	4.0	49.8	21.4
	West **	103.8	85.7	0.0	0.0	23.9	43.8	11.1	91.0	43.3	96.0	182.1	78.1
	East ***	1.0	0.8	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	1.1	0.5
	Total	**121.2**	**100.0**	**0.0**	**0.0**	**54.5**	**100.0**	**12.2**	**100.0**	**45.1**	**100.0**	**233.0**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.5	0.1	0.0	0.0	0.2	0.3	0.1	0.9	0.0	0.0	0.8	0.1
	West **	634.2	84.7	0.5	71.4	29.6	47.2	0.5	4.4	0.1	1.6	664.4	80.1
	East ***	33.4	4.5	0.0	0.0	2.8	4.5	0.1	0.9	0.0	0.0	36.3	4.4
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	61.2	8.2	0.2	28.6	7.4	11.8	0.2	1.8	0.1	1.6	68.9	8.3
	East ***	2.0	0.3	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	2.1	0.3
Residen-tial con-struction for letting purposes	Foreign countries	3.6	0.5	0.0	0.0	19.8	31.6	9.9	87.6	6.0	95.2	39.3	4.7
	West **	13.2	1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.1
	East ***	1.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.1
Total residential properties	Foreign countries	4.1	0.5	0.0	0.0	20.0	31.9	10.0	88.5	6.0	95.2	40.1	4.8
	West **	708.6	94.6	0.7	100.0	39.8	63.5	1.2	10.6	0.3	4.8	749.9	90.4
	East ***	36.4	4.9	0.0	0.0	2.9	4.6	0.1	0.9	0.0	0.0	39.4	4.8
	Total	**749.1**	**100.0**	**0.7**	**100.0**	**62.7**	**100.0**	**11.3**	**100.0**	**6.3**	**100.0**	**829.4**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	20.5	22.8	0.0	0.0	50.5	56.2	11.1	12.3	7.8	8.7	89.9	8.5
	West **	812.4	87.2	0.7	100.0	63.7	6.8	12.3	1.3	43.6	4.7	932.0	87.7
	East ***	37.4	92.4	0.0	0.0	3.0	7.4	0.1	0.2	0.0	0.0	40.5	3.8
	Total	**870.3**	**81.9**	**0.7**	**100.0**	**117.2**	**11.0**	**23.5**	**2.2**	**51.4**	**4.9**	**1,062.4**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2006

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	United States	0.0	0.0	28.4	0.1	0.0	28.5	57.2
	France	10.0	0.0	0.0	0.0	0.0	10.0	20.1
	England	6.4	0.0	2.1	1.0	1.8	11.3	22.7
Total commercial properties	United States	0.0	0.0	28.4	0.1	0.0	28.5	57.2
	France	10.0	0.0	0.0	0.0	0.0	10.0	20.1
	England	6.4	0.0	2.1	1.0	1.8	11.3	22.7
	Total	**16.4**	**0.0**	**30.5**	**1.1**	**1.8**	**49.8**	**100.0**

Residential Properties in Euro m 30.06.2006

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned houses	Austria	0.5	0.0	0.2	0.1	0.0	0.8	2.0
Residential construction for letting purposes	United States	3.6	0.0	19.8	9.9	6.0	39.3	98.0
Total residential properties	Austria	0.5	0.0	0.2	0.1	0.0	0.8	2.0
	United States	3.6	0.0	19.8	9.9	6.0	39.3	98.0
	Total	**4.1**	**0.0**	**20.0**	**10.0**	**6.0**	**40.1**	**100.0**

Total in Euro m 30.06.2006

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	United States	3.6	0.0	48.2	10.0	6.0	67.8	75.4
	Austria	0.5	0.0	0.2	0.1	0.0	0.8	0.9
	France	10.0	0.0	0.0	0.0	0.0	10.0	11.1
	England	6.4	0.0	2.1	1.0	1.8	11.3	12.6
	Total	**20.5**	**0.0**	**50.5**	**11.1**	**7.8**	**89.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

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Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.

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Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

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Head of Capital Markets

- **Jens Remmers** Head of Capital Markets

Heads of Treasury Department

- **Günter Pless** Head of Treasury
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Research

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Jumbos / Globals and their Increases
Amounts in EUR m Status: 30.06.2006

	Increases							Ratings	
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/ Moody's	Fitch
A0A C5V			2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aaa	AAA
257 359			3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aaa	AAA
802 308			2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	500	04/06	2,700	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	250	05/06	2,250	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HABE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank-

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division

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Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Information Memorandum**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Stefan Zander
Head of Derivatives/ Structured Products
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
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Essen Hyp rating upgraded from A- to A
On November 3, 2005

exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail:**Heidi.Riedel@essenhyp.com**

Fax Treasury: +49 201 8135-399

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
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Company description (1008Z GR <Equity> DES <GO>)

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vdp-Pfandbrief Curve



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Credit Research
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Securities Prospectus

Persons into whose possession the Debt Issuance Programme Prospectus of Hypothekenbank in Essen Aktiengesellschaft, as amended or supplemented (the "Prospectus"), or any final terms (the "Final Terms") of the offer of notes issued by Hypothekenbank in Essen Aktiengesellschaft under its Euro 30,000,000,000 Debt Issuance Programme (the "Notes") comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus and any Final Terms and on the offering, sale and delivery of Notes in the relevant jurisdictions, all as stated in the Prospectus. Persons interested in purchasing any Notes are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes before purchasing any of them.

Accept

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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.

» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Securities Prospectus

» **Debt Issuance Programme Prospectus as of April 28, 2006** (PDF)

» **Jährliches Dokument für das Geschäftsjahr 2005 nach § 10 Wertpapierprospektgesetz (WpPG) (PDF)**

» **Final Terms: Series No: HBE0JN, Issue Date: August 16, 2006** (PDF)
» **Final Terms: Series No: HBE0JV, Issue Date: August 02, 2006** (PDF)

» **Final Terms: Series No: HBE0JM, Issue Date: July 27, 2006** (PDF)
» **Final Terms: Series No: HBE0JN, Issue Date: July 25, 2006** (PDF)
» **Final Terms: Series No: HBE0JT, Issue Date: July 20, 2006** (PDF)
» **Final Terms: Series No: HBE0JU, Issue Date: July 20, 2006** (PDF)
» **Final Terms: Series No: HBE0JS, Issue Date: July 17, 2006** (PDF)
» **Final Terms: Series No: HBE0JE, Issue Date: July 14, 2006** (PDF)
» **Final Terms: Series No: HBE0JR, Issue Date: July 12, 2006** (PDF)
» **Final Terms: Series No: HBE0JJ, Issue Date: July 07, 2006** (PDF)
» **Final Terms: Series No: HBE0JR, Issue Date: July 12, 2006** (PDF)
» **Final Terms: Series No: HBE0JJ, Issue Date: July 07, 2006** (PDF)
» **Final Terms: Series No: HBE0H6, Issue Date: July 04, 2006** (PDF)
» **Final Terms: Series No: HBE0JG, Issue Date: July 03, 2006** (PDF)

» **Final Terms: Series No: HBE0H9, Issue Date: June 28, 2006** (PDF)
» **Final Terms: Series No: HBE0JB, Issue Date: June 28, 2006** (PDF)
» **Final Terms: Series No: HBE0H1, Issue Date: June 28, 2006** (PDF)
» **Final Terms: Series No: HBE0H5, Issue Date: June 27, 2006** (PDF)
» **Final Terms: Series No: HBE0HV, Issue Date: June 23, 2006** (PDF)
» **Final Terms: Series No: HBE0HU, Issue Date: June 22, 2006** (PDF)
» **Final Terms: Series No: HBE0H4, Issue Date: June 22, 2006** (PDF)
» **Final Terms: Series No: HBE0HR, Issue Date: June 20, 2006** (PDF)
» **Final Terms: Series No: HBE0HQ, Issue Date: June 20, 2006** (PDF)
» **Final Terms: Series No: HBE0HX, Issue Date: June 20, 2006** (PDF)
» **Final Terms: Series No: HBE0HS, Issue Date: June 16, 2006** (PDF)
» **Final Terms: Series No: HBE0HR, Issue Date: June 13, 2006** (PDF)

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Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

» **Final Terms: Series No: HBE0HY, Issue Date: June 12, 2006** (PDF)
» **Final Terms: Series No: HBE0HT, Issue Date: June 08, 2006** (PDF)

» **Final Terms: Series No: HBE0HJ, Issue Date: May 31, 2006** (PDF)
» **Final Terms: Series No: HBE0HP, Issue Date: May 26, 2006** (PDF)
» **Final Terms: Series No: HBE0HG, Issue Date: May 19, 2006** (PDF)
» **Final Terms: Series No: HBE0HN, Issue Date: May 19, 2006** (PDF)
» **Final Terms: Series No: HBE0HM, Issue Date: May 19, 2006** (PDF)
» **Final Terms: Series No: HBE0HH, Issue Date: May 18, 2006** (PDF)
» **Final Terms: Series No: HBE0HE, Issue Date: May 05, 2006** (PDF)
» **Final Terms: Series No: HBE0HF, Issue Date: May 03, 2006** (PDF)

» **Final Terms: Series No: HBE0HA, Issue Date: April 28, 2006** (PDF)
» **Final Terms: Series No: HBE0HC, Issue Date: April 26, 2006** (PDF)
» **Final Terms: Series No: HBE0G5, Issue Date: April 20, 2006** (PDF)
» **Final Terms: Series No: HBE0HB, Issue Date: April 13, 2006** (PDF)
» **Final Terms: Series No: HBE0G7, Issue Date: April 10, 2006** (PDF)

» **Final Terms: Series No: HBE0GS, Issue Date: March 22, 2006** (PDF)
» **Final Terms: Series No: HBE0G3, Issue Date: March 21, 2006** (PDF)
» **Final Terms: Series No: HBE0G1, Issue Date: March 21, 2006** (PDF)
» **Final Terms: Series No: HBE0G0, Issue Date: March 10, 2006** (PDF)
» **Final Terms: Series No: HBE0GP, Issue Date: March 10, 2006** (PDF)
» **Final Terms: Series No: HBE0GY, Issue Date: March 10, 2006** (PDF)
» **Final Terms: Series No: HBE0GR, Issue Date: March 07, 2006** (PDF)
» **Final Terms: Series No: HBE0GT, Issue Date: March 03, 2006** (PDF)

» **Final Terms: Series No: HBE0GD, Issue Date: February 22, 2006** (PDF)
» **Final Terms: Series No: HBE0GM, Issue Date: February 20, 2006** (PDF)
» **Final Terms: Series No: HBE0GF, Issue Date: February 20, 2006** (PDF)
» **Final Terms: Series No: HBE0F4, Issue Date: February 16, 2006** (PDF)
» **Final Terms: Series No: HBE0GG, Issue Date: February 15, 2006** (PDF)
» **Final Terms: Series No: HBE0GB, Issue Date: February 10, 2006** (PDF)
» **Final Terms: Series No: HBE0GC, Issue Date: February 03, 2006** (PDF)

» **Final Terms: Series No: HBE0GA, Issue Date: January 31, 2006** (PDF)
» **Final Terms: Series No: HBE0FQ, Issue Date: January 31, 2006** (PDF)
» **Final Terms: Series No: HBE0FV, Issue Date: January 27, 2006** (PDF)
» **Final Terms: Series No: HBE0FZ, Issue Date: January 24, 2006** (PDF)
» **Final Terms: Series No: HBE0FS, Issue Date: January 24, 2006** (PDF)
» **Final Terms: Series No: HBE0F3, Issue Date: January 23, 2006** (PDF)
» **Final Terms: Series No: HBE0FU, Issue Date: January 20, 2006** (PDF)
» **Final Terms: Series No: HBE0F0, Issue Date: January 20, 2006** (PDF)

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

» **Final Terms: Series No: HBE0FT, Issue Date: January 18, 2006** (PDF)
» **Final Terms: Series No: HBE0FS, Issue Date: January 10, 2006** (PDF)
» **Final Terms: Series No: HBE0FM, Issue Date: January 10, 2006** (PDF)
» **Final Terms: Series No: HBE0FR, Issue Date: January 06, 2006** (PDF)

» **Debt Issuance Programme Prospectus as of October 31, 2005** (PDF)
» **Final Terms: Series No: HBE0E5, Issue Date: November 09, 2005** (PDF)
» **Final Terms: Series No: HBE0E4, Issue Date: November 18, 2005** (PDF)
» **Final Terms: Series No: HBE0E7, Issue Date: November 22, 2005** (PDF)
» **Final Terms: Series No: HBE0FA, Issue Date: November 24, 2005** (PDF)
» **Final Terms: Series No: HBE0E8, Issue Date: November 30, 2005** (PDF)
» **Final Terms: Series No: HBE0FD, Issue Date: December 07, 2005** (PDF)
» **Final Terms: Series No: HBE0FC, Issue Date: December 08, 2005** (PDF)
» **Final Terms: Series No: HBE0FJ, Issue Date: December 22, 2005** (PDF)
» **Final Terms: Series No: HBE0FK, Issue Date: December 23, 2005** (PDF)
» **Final Terms: Series No: HBE0FG, Issue Date: December 23, 2005** (PDF)

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Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2005 (English version) pdf**
- **Press Release Annual Report 2005 (English version) pdf**

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Financial Reports

Financial Calendar 2006/ 2007

Key Dates 2006

March 23, 2006	Annual General Meeting and (Supervisory Board) Meeting on the 2005 Annual Accounts
March 24, 2006	Press Conference on the 2005 Annual Accounts and publication of the German version of our 2005 Annual Report
May 2006	Publication of the English version of our 2005 Annual Report
Mid-August 2006	Interim Report as of June 30, 2006
Mid-November 2006	Interim Report as of September 30, 2006

Key Dates 2007

March 21, 2007	Annual General Meeting and (Supervisory Board) Meeting on the 2006 Annual Accounts
March 22, 2007	Press Conference on the 2006 Annual Accounts and publication of the German version of our 2006 Annual Report
May 2007	Publication of the English version of our 2006 Annual Report
Mid-August 2007	Interim Report as of June 30, 2007
Mid-November 2007	Interim Report as of September 30, 2007

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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These items are available:

- ☐ Annual Report 2005 English **(Download as PDF)**
- ☐ Annual Report 2005 German **(Download as PDF)**

- ☐ Annual Report 2004 English **(Download as PDF)**
- ☐ Annual Report 2004 German **(Download as PDF)**

- ☐ Annual Report 2003 English **(Download as PDF)**
- ☐ Annual Report 2003 German **(Download as PDF)**

- ☐ Annual Report 2002 English **(Download as PDF)**
- ☐ Annual Report 2002 German **(Download as PDF)**

- ☐ Annual Report 2001 English **(Download as PDF)**
- ☐ Annual Report 2001 German **(Download as PDF)**

- ☐ Annual Report 2000 English **(Download as PDF)**
- ☐ Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

Surname* __________

First name* __________

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Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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www.essenhyp.de

International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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ESSEN HYP

International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists *who are based in the region concerned and* have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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International Real Estate Finance

Contacts

▷ **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-295

Stefanie Dodds, Senior Associate
Tel.: + 49 201 8135-497
Fax: + 49 201 8135 -295

Representative Offices

Great Britain
Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France
Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over *Germany participate in* these meetings and discuss the future interest rate and economic development.
» more

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)
▷ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

▷ **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the

mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, April 24, 2006

The Board of Managing Directors The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on June 2, 2005, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the

appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Cooperation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2 The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned

position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report on possible deviations from the recommendations of the German Corporate Governance Code once every year. The company shall keep previous Declarations of Conformity wit the Code available for viewing on its website for five years.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk

controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to

the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board externally.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, the Supervisory Board shall include what it considers an adequate number of members. A Supervisory Board member is considered independent if he or she has no business or personal relations with the company or its Board of Managing Directors which cause a conflict of interest. Not more than two former members of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 It shall not be the rule for the former Chairman of the Board of Managing Directors or a member of the Board of Managing Directors to become Supervisory Board Chairman or the Chairman of a Supervisory Board committee. If this is intended, special reasons shall be presented to the annual general meeting.

5.4.4 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.5 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.6 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.7 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the

Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2 Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors must disclose insider information directly relating to the company without delay unless it is exempted from the disclosure requirement in an individual case.

6.2 As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3 The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the bank discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. In addition, the Financial Reporting Enforcement Panel (*Prüfstelle für Rechnungslegung*) and the Federal Financial Supervisory Authority (*BaFin*) are authorized to check that the Annual Financial Statements comply with the applicable accounting regulations (enforcement).The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which business, financial, personal and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors | The Supervisory Board

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Company

Organization Chart

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Heads:
N. Wittkopf, Dr. S. Tilch

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Member of the Board of Managing Directors
Michael Fröhner

Corporate Division III
Real Estate Finance

Head: N.N.
Deputy Heads:
W. Böving, T. Link

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Corporate Division IV
Services

Head: H. Möller

- EDP
- IT
- Organization

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head: J. Wihler

- Accounting and Tax
- Transaction Banking
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Head: I. Plange

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

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» www.essenhyp.de

Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**
Claims outstanding:												
Mortgage loans	108	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926
Public-sector loans	603	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824
Bonds and notes **)	31	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855
Other claims	0	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250
Public-sector *Pfandbriefe*	819	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972
Other bonds and notes / other liabilities	0	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770
New lending commitments:												
Mortgage loans	135	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770
Public-sector loans	875	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898
Bonds and notes**)	31	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156

Capital and reserves:												
Subscribed capital and reserves***)	41	260	265	311	377	454	426	554	554	584	654	699
Profit-sharing capital	0	54	54	129	187	243	255	279	284	324	319	293
Subordinated liabilities	0	130	130	155	189	244	244	298	297	348	358	290
Balance-sheet total:	1,103	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781
Net interest and commission income:	5.0	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3
General operating expenses:												
Personnel expenses	0.8	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.8
Other administrative expenses	0.7	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.7
Operating result:	5.1	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9
Net income for the year:	3.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Burkhard Dallosch, Prague

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Frankfurt/Main

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Rolf Dahlmann, Deputy, Essen

Supervisory Board

Dr. Eric Strutz Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main	Dipl. oec. Berta Schuppli Deputy Chairman, Wiesbaden
Erich Labs Hypothekenbank in Essen AG, Essen	Kurt Müller Hypothekenbank in Essen AG, Essen
Wolfgang Hartmann Member of the Board of Managing	Dr. Renate Krümmer Executive Vice President

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Sec 28 PfandBG
Last update: June 2006
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» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

Directors,
Commerzbank AG, Frankfurt/Main

Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004);
Member of the Central Advisory
Board, Commerzbank AG ,
Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing
Directors, Hochtief Construction
AG, Essen

Harold Hörauf
Member of the Supervisory Board
HSBC Trinkaus & Burkhardt KGaA,
Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Munich

Prof. em. Dr. Paul Klemmer,
President of the Verband für
Wohnungswesen, Städtebau und
Raumordnung e.V., Berlin
† July 26, 2005

Uwe Kruschinski
Member of the Board of Managing
Directors, Bankgesellschaft Berlin
AG, Berlin

Hermann Marth
Chairman of the Board of Managing
Directors, RAG Immobilien AG,
Essen

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal
Church and Social Issues, Essen

Dr. Udo Scheffel
Chairman of the Management
Board of the Bayerische
Bau und Immobilien GmbH & Co.
KG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Dr. Alfred Tacke
Chairman of the Board of Managing
Directors,
STEAG AG, Essen

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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Credit Research
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Last update: June 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY, 10022
United States
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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ESSEN HYP

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External Links

- **Commerzbank - Our Major Shareholder**
- **vdp - Verband deutscher Pfandbriefbanken**
  (Association of German Pfandbrief Banks)

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

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Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the *Federal* Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Burkhard Dallosch

We have tasked Eurohypo AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: **info@ve-k.de**
▷ Internet: **www.ve-k.de**

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Downloads

These items are available:

- Interim Report as of June 30, 2006 (pdf)

- Annual Report 2005 (pdf)

- Your Partner in International Real Estate Financing
- Interim Report as of September 30, 2005 (pdf)

- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Impressions

- **03.03.2005, Hotel Metropol, Moskau**
- **10.02.2005, Stadshuset, Stockholm**
- **Impressions of our Annual Reception on March 17, 2005**

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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Credit Research
Last update: July 2006

Sec 28 PfandBG
Last update: June 2006

» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Capital Market Conference

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Press



Contact:
Dr. Kerstin Kipper
Tel.: +49/201/8135-626
Fax: +49/201/8135-135
E-Mail: **kerstin.kipper@essenhyp.com**

- **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**
- **S&P Press Release as of May 16, 2006 (PDF)**
- **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of December 13, 2005. "Moody's upgraded the rating of Essen Hyp's mortgage Pfandbriefe from Aa2 to Aa1"**
- **Press Release "Essen Hyp captures the U.S. market with its new Pfandbrief" as of December 1, 2005**
- **Press Release "FitchRatings upgrades Essen Hyp rating from A- to A" as of November 3, 2005**
- **Press Release "Interest Rate Experts Meet at Essen Hyp" as of November 2, 2005**
- **Press Release "Essen Hyp's business and earnings performance once again**

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vdp-Pfandbrief Curve



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Credit Research
Last update: July 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

satisfactory" concerning the Interim Report as of September 30, 2005

▷ **Press Release "New Pfandbrief Act spurs Essen Hyp's capital market activities" (as of August 19, 2005)**

▷ **Press Release concerning the Business Results of Hypothekenbank in Essen AG (as of June 30, 2005)**

▷ **Press Release "More than 600 guests from all around the world at Essen Hyp's 4th International Capital Market Conference" (as of June 23, 2005 - PDF)**

▷ **Press Release "Dow Jones to launch index tracking the euro" (as of June 17, 2005 - PDF)**

▷ **Press Release "America's Twin Deficits: Manageable Problems or Ticking Time Bombs?" (as of June 14, 2005 - PDF)**

▷ **Press Release "Essen Hyp will have a closer look at public private partnership projects" (as of June 10, 2005 - PDF)**

▷ **Press Release "World Economic Forum at Essen Hyp's Capital Market Conference" (as of June 9, 2005 - PDF)**

▷ **Press Release "Essen Hyp intensifies its business relations to investors from the Middle East" (as of June 8, 2005 - PDF)**

▷ **Press Release "Lending business" (as of June 01, 2005 - PDF)**

▷ **Press Release "Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger" (as of March 22, 2005 - PDF)**

▷ **Press Release "Business results 2004" (as of March 18, 2005 - PDF)**

▷ **Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow" (as of March 7, 2005 - PDF)**

▷ **Public-sector Pfandbrief rating upgraded (as of February 17, 2005 - PDF)**

▷ **Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world" (as of February 16, 2005 - PDF)**

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

▷ **Press Release "Interest rates at an all-time low"**
(as of February 9, 2005 - PDF)

▷ **Press Release "Hypothekenbank in Essen AG continues to grow" (as of January 27, 2005 - PDF)**

▷ **Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed" (as of November 11, 2004 - PDF)**

▷ **Press Release of Hypothekenbank in Essen AG**
concerning the Interim Report (as of September 30, 2004 - PDF)

▷ **Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors**

Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▷ **Contact**

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: *bumpy road ahead!*
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more